Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Pony AI Inc., you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Pony AI Inc.
小 馬 智 行 *
 (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
(Stock Code: 2026)

(1) PROPOSED AMENDMENT OF THE MEMORANDUM AND
ARTICLES OF ASSOCIATION;
(2) PROPOSED ADOPTION OF THE 2026 SHARE SCHEME;
(3) PROPOSED GRANT OF GENERAL MANDATE
TO ISSUE SHARES AND/OR ADSs;
(4) PROPOSED GRANT OF GENERAL MANDATE TO
REPURCHASE SHARES AND/OR ADSs;
(5) PROPOSED GRANT OF RSUs TO DIRECTORS
UNDER THE 2026 SHARE SCHEME;
AND
(6) NOTICES OF EGM AND CLASS MEETINGS

A letter from the Board is set out on pages 8 to 43 of this circular.

The Class A Meeting, Class B Meeting, and EGM will be held at 1/F, Building 8, Phase II, Datang Industrial Park, Huangge Town, Nansha District, Guangzhou, Guangdong Province, PRC on Thursday, April 2, 2026. The Class B Meeting will commence at 10:00 a.m. (Beijing time); the Class A Meeting will commence at 10:30 a.m. (Beijing time), or shortly after the Class B Meeting is concluded; and the EGM will commence at 11:00 a.m. (Beijing time), or shortly after the Class A Meeting is concluded. Notices convening the EGM, Class A Meeting and Class B Meeting are set out on pages 186 to 191, 192 to 193 and 194 to 195 of this circular, respectively. A form of proxy for use at each of the Class A Meeting, the Class B Meeting, and the EGM is also enclosed and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://ir.pony.ai/).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are entitled to attend the Class Meetings and EGM in person. Holders of the ADSs as of the close of business on the ADS Record Date (New York time) are entitled to submit your voting instructions to Deutsche Bank Trust Company Americas. Whether or not you propose to attend and vote at the said meetings, please complete, sign, date, and return the accompanying proxy forms accompanying this circular to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to Deutsche Bank Trust Company Americas (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy forms for the Class B Meeting, the Class A Meeting and the EGM by no later than 10:00 a.m., 10:30 a.m. and 11:00 a.m., Hong Kong time, respectively, on Tuesday, March 31, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong; and Deutsche Bank Trust Company Americas must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A ordinary shares represented by your ADSs to be cast at the Class A Meeting and EGM.

*	For identification purpose only

February 5, 2026

CONTENTS

Page

DEFINITIONS			1

LETTER FROM THE BOARD			8

1.	Introduction		8

2.	Proposed amendment of the Memorandum and Articles of Association		9

3.	Proposed adoption of the 2026 Share Scheme		16

4.	Proposed grant of general mandate to issue Shares and/or ADSs		36

5.	Proposed grant of general mandate to repurchase Shares and/or ADSs		36

6.	Proposed Grant of RSUs to Directors under the 2026 Share Scheme		37

7.	The EGM and the Class meetings and Proxy Arrangement		42

8.	Recommendations		43

9.	Responsibility Statement		43

10.	Further information		43

Appendix IA	–	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED	44

Appendix IB	–	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED	113

Appendix II	–	EXPLANATORY STATEMENT ON THE REPURCHASE	180

NOTICE OF THE EXTRAORDINARY GENERAL MEETING			184

NOTICE OF THE CLASS A MEETING			192

NOTICE OF THE CLASS B MEETING			194

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2016 Share Plan”	the share-based awards scheme adopted by the Company on December 3, 2016 and amended in 2019 and 2020
“2026 Share Scheme”	the 2026 share scheme proposed to be adopted at the EGM, a summary of the principal terms of which is set out in this circular
“Actual Selling Price”	an amount that is equal to the actual price at which the Award Shares are sold (net of brokerage, Stock Exchange trading fee, the Securities and Futures Commission of Hong Kong transaction levy, the Accounting and Financial Reporting Council transaction levy and any other applicable costs) on vesting of an Award pursuant to the 2026 Share Scheme or in the case of a vesting when there is an event of reorganization of the Company as set out in the paragraph headed “Effects of Reorganization of Capital Structure of the Company” in the Letter from the Board of this circular, the consideration receivable under the related scheme or offer
“ADS(s)”	American depositary shares, each representing one Class A Ordinary Share
“ADS Record Date”	February 27, 2026 (New York time)
“Amended Memorandum and Articles”	the proposed tenth amended and restated memorandum and articles of association of the Company, a copy of which, marked to show the amendments proposed to be made to the Memorandum and Articles, is set out in Appendix IA (if the Class-based Resolution and the Non-class-based Resolution are both approved) and Appendix IB (if the Class-based Resolution is not approved and the Non-class-based Resolutions is approved) to this circular
“Amendment Resolutions”	Class-based Resolution and Non-class-based Resolution
“Announcement”	the announcement of the Company dated January 23, 2026 in relation to, among others, the Proposed Grant

DEFINITIONS

“Articles” or “Articles of Association”	the ninth amended and restated articles of association of the Company adopted by a special resolution of the Shareholders of the Company on September 3, 2024 and effective on November 29, 2024
“Award”	an award of Option, restricted share units, restricted shares or other forms of share incentive as the Board (or the Scheme Administrator) may determine in accordance with the terms of the Scheme Rules, and granted by the Board (or the Scheme Administrator) to a Selected Participant pursuant to the 2026 Share Scheme, which may vest in the form of Award Shares and/or the Actual Selling Price of the Award Shares in cash, as the Board (or the Scheme Administrator) may determine in accordance with the terms of the Scheme Rules
“Award Letter”	has the meaning ascribed to it in the section headed “Award Letter and Notification of Grant” in page 23 of this circular
“Award Shares”	collectively, (i) the Class A Ordinary Shares and/or (ii) ADSs in an amount equivalent to the number of Class A Ordinary Shares which otherwise would be distributed in lieu of Class A Ordinary Shares in settlement of any Award, in each case, as (i) issued to a Selected Participant, or (ii) transferred to a Selected Participant by the Company (through any transfer out of treasury), or (iii) transferred to, or held on trust for, a Selected Participant by the trustee pursuant to the exercise of an Award
“Board”	the board of Directors
“CCASS”	the Central Clearing and Settlement System established and operated by HKSCC
“Class A Meeting”	the class meeting of the holders of the Class A ordinary shares to be convened on Thursday, April 2, 2026 at 10:30 a.m., or shortly after the Class B Meeting is concluded, or any adjournment thereof, the notice of which is set out on pages 192 to 193 of this circular
“Class A Ordinary Shares”	Class A ordinary shares of the share capital of the Company with a par value of US$0.0005 each, conferring a holder of a Class A ordinary share (1) vote per share on all matters subject to the vote at general meetings of the Company

DEFINITIONS

“Class B Meeting”	the class meeting of the holders of the Class B ordinary shares to be convened on Thursday, April 2, 2026 at 10:00 a.m., or any adjournment thereof, the notice of which is set out on pages 194 to 195 of this circular
“Class B ordinary shares”	Class B ordinary shares of the share capital of the Company with a par value of US$0.0005 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to (10) votes per share on all matters subject to the vote at general meetings of the Company, subject to the requirements under Rule 8A.24 of the Hong Kong Listing Rules that the Reserved Matters shall be voted on a (1) vote per share basis
“Class-based Resolution”	a resolution to incorporate into the Articles (i) paragraph 15 of Appendix A1 to the Listing Rules; and (ii) Rules 8A.09, 8A.13 to 8A.19, 8A.21 to 8A.24 of the Listing Rules, which will be put forward at the Class A Meeting, Class B Meeting, and the EGM (if passed at the Class Meetings)
“Class Meetings”	Class A Meeting and Class B Meeting
“Company”	Pony AI Inc. (Stock Code: 2026, Nasdaq Symbol: PONY), an exempted company with limited liability incorporated under the laws of the Cayman Islands on November 4, 2016
“Compensation Committee”	the compensation committee of the Company
“connected person(s)”	has the meaning ascribed to it under the Listing Rules
“Corporate Governance Committee”	the corporate governance committee of the Company
“Depositary”	Deutsche Bank Trust Company Americas, the depositary of our ADSs
“Director(s)”	the director(s) of the Company, from time to time
“Dr. Lou”	Dr. Tiancheng Lou (樓天城), an executive Director and the chief technology officer of the Company

DEFINITIONS

“Dr. Peng”	Dr. Jun Peng (彭軍), the chairman of the Board, an executive Director and the chief executive officer of the Company
“Eligible Person(s)”	(i) any Employee Participant and (ii) any Service Provider
“Employee Participant”	any person who is (i) an employee (whether full-time or part-time employee) or (ii) a director (including any executive director, non-executive director or independent non-executive director) of any member of the Group, including persons who are granted Awards under the 2026 Share Scheme as an inducement to enter into employment contract with any member of the Group, and for the avoidance of doubt, a Selected Participant shall not cease to be an employee in the case of (a) any leave of absence approved by the relevant member of the Group; or (b) a transfer of employment amongst the members of the Group, and provided further that a person shall, for the avoidance of doubt, cease to be an employee with effect from (and including) the date of termination of his/her employment
“Exercise Price”	the price per Award Share at which a Selected Participant may subscribe for upon the exercise of an Option
“Extraordinary General Meeting” or “EGM”	an extraordinary general meeting of the Company to be convened on Thursday, April 2, 2026 at 11:00 a.m., or shortly after the Class A Meeting is concluded, or any adjournment thereof, the notice of which is set out on pages 184 to 191 of this circular
“Group”	the Company together with its subsidiaries from time to time; “member of the Company” means any or a specific one of them, and “Group Company” shall be construed accordingly
“HK$”	Hong Kong dollar, the lawful currency of Hong Kong
“HKSCC”	Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited

DEFINITIONS

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China
“Individual Limit”	has the meaning ascribed to it in the section headed “Individual Limit” in page 21 of this circular
“Latest Practicable Date”	February 2, 2026, being the latest practicable date for the purpose of ascertaining certain information contained in this circular
“Listing”	the listing of the Class A ordinary shares on the Main Board of the Stock Exchange on November 6, 2025
“Listing Rules” or “Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Main Board of the Stock Exchange
“Memorandum” or “Memorandum of Association”	the ninth amended and restated memorandum of association of the Company adopted by a special resolution of the Shareholders of the Company on September 3, 2024 and effective on November 29, 2024
“Nasdaq”	The Nasdaq Global Select Market
“Non-class-based Resolution”	a resolution to incorporate into the Memorandum and Articles the Unmet Articles Requirements (as defined on page 10 of this circular) and other revisions set out in Appendix IA and Appendix IB to this circular not covered by the Class-based Resolution, which will be put forward at the EGM
“Option”	a right to subscribe for such number of Award Shares during the Option Period at the Exercise Price as the Board (or the Scheme Administrator) may determine in accordance with the terms of the Scheme Rules
“Option Period”	has the meaning ascribed to it in the section headed “Option Period” in page 25 of this circular
“Post-Listing GM”	the first general meeting of the Company to be convened within six months from the Listing Date, in which Shareholders’ approval will be sought to amend the Memorandum and Articles, which means the EGM for the purpose of this circular

DEFINITIONS

“Proposed Grant”	the conditional grant of restricted share units (“RSUs”) to Dr. Peng and Dr. Lou in accordance with the terms of the 2026 Share Scheme on January 23, 2026
“Prospectus”	the prospectus of the Company dated October 28, 2025
“Reserved Matters”	those resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Listing Rules and the Amended Memorandum and Articles, being: (i) any amendment to the memorandum of association or articles of association of the Company, (ii) the variation of the rights attached to any class of Shares, (iii) the appointment or removal of an independent non-executive Director, (iv) the appointment or removal of the Company’s auditors, and (v) the voluntary winding-up of the Company
“Scheme Administrator”	the committee of the Board or person(s) to which the Board has delegated its authority (as applicable) to administer the 2026 Share Scheme
“Scheme Limit”	has the meaning ascribed to it in the section headed “Scheme Limit” in page 20 of this circular
“Scheme Rules”	the scheme rules of 2026 Share Scheme, as amended from time to time
“Selected Participant”	any Eligible Person approved for participation in the 2026 Share Scheme and who has been granted any Award
“Service Provider(s)”	any person or corporate entity (other than an employee or a director of any member of the Group) who provides services to the Group on a continuing or recurring basis in its ordinary and usual course of business which are in the interests of the long-term development of the Group. Service Provider may include persons who work for the Group as independent contractors where the continuity and frequency of their services are akin to those of employees (but excluding any placing agents or financial advisers providing advisory services for fundraising, mergers or acquisitions and any professional service providers who provide assurance or who are required to perform their services with impartiality and objectivity)

DEFINITIONS

“Service Providers Limit”	has the meaning ascribed to it in the section headed “Service Providers Limit” in page 20 of this circular
“Share(s)”	the Class A ordinary shares and the Class B ordinary shares in the share capital of the Company, as the context so requires
“Share Record Date”	February 27, 2026 (Hong Kong time)
“Shareholder(s)”	holder(s) of Shares and, where the context requires, ADSs
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Takeovers Code”	the Code on Takeovers and Mergers issued by the Securities and Futures Commission, as amended, supplemented or otherwise modified from time to time
“treasury shares”	has the meaning ascribed to it under the Listing Rules
“U.S.” or “United States”	the United States of America, its territories and possessions and all areas subject to its jurisdiction
“US$”	U.S. dollars, the lawful currency of the United States of America
“weighted voting right”	has the meaning ascribed to it in the Listing Rules
“WVR Beneficiary(ies)”	has the meaning ascribed to it under the Hong Kong Listing Rules and unless the context otherwise requires, refers to Dr. Peng and Dr. Lou, being the holders of the Class B Ordinary Shares, entitling each to weighted voting rights
“%”	per cent

LETTER FROM THE BOARD

Pony AI Inc.
小 馬 智 行 *
(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
(Stock Code: 2026)

Executive Directors: Dr. Jun Peng Dr. Tiancheng Lou Non-executive Directors: Mr. Fei Zhang Mr. Takeo Hamada Independent Non-executive Directors: Mr. Jackson Peter Tai Dr. Mark Qiu Ms. Asmau Ahmed

Registered office
190 Elgin Avenue, George Town
Grand Cayman, KY1-9008
Cayman Islands

Head Office and Principal Place of
business in the PRC

1301 Pearl Development Building
1 Mingzhu 1st Street, Hengli Town
Nansha District
Guangzhou, PRC

Head Office and Principal Place of
business in Hong Kong

46/F, Hopewell Centre
183 Queen’s Road East
Wan Chai, Hong Kong

February 5, 2026

To the Shareholders

Dear Sir/Madam,

(1) PROPOSED AMENDMENT OF THE MEMORANDUM AND
ARTICLES OF ASSOCIATION;
(2) PROPOSED ADOPTION OF THE 2026 SHARE SCHEME;
(3) PROPOSED GRANT OF GENERAL MANDATE
TO ISSUE SHARES AND/OR ADSs;
(4) PROPOSED GRANT OF GENERAL MANDATE TO
REPURCHASE SHARES AND/OR ADSs;
(5) PROPOSED GRANT OF RSUs TO DIRECTORS
UNDER THE 2026 SHARE SCHEME;
AND
(6) NOTICES OF EGM AND CLASS MEETINGS

1.	INTRODUCTION

The purpose of this circular is to give you notices of the Class A Meeting, the Class B Meeting and the EGM, and to provide you with information regarding the following proposals to be put forward at the said meetings:

(1)	the proposed amendment of the Memorandum and Articles of Association;

(2)	the proposed adoption of the 2026 Share Scheme;

(3)	the proposed grant of a general mandate to issue Shares and/or ADSs;

(4)	the proposed grant of a general mandate to repurchase Shares and/or ADSs; and

(5)	the Proposed Grant of RSUs to Directors under the 2026 Share Scheme.

*	For identification purposes only

LETTER FROM THE BOARD

2.	PROPOSED AMENDMENT OF THE MEMORANDUM AND ARTICLES OF ASSOCIATION

We refer to the paragraph headed “Waivers and Exemption – Waiver in relation to the Requirements relating to the Articles of Association of the Company” of the Prospectus.

As disclosed in the Prospectus, in connection with the Listing, the Company applied for, and the Stock Exchange granted, a waiver from strict compliance with the Unmet Articles Requirements (as defined below) (the “Waiver”). To satisfy the conditions of the Waiver application, the Company will seek Shareholders’ approval to incorporate the Unmet Articles Requirements (as defined below) into the Memorandum and Articles of Association at the Post-Listing GM. Therefore, the Company hereby convenes the EGM, the Class A Meeting and the Class B Meeting and proposes the following amendments to the Memorandum and Articles of Association.

The legal advisers to the Company as to Hong Kong laws and the Cayman Islands laws have respectively confirmed that the proposed amendments to the Memorandum and Articles of Association conform with the requirements of the Listing Rules, where applicable, and conform with the laws of the Cayman Islands. The Company also confirms that there is nothing unusual about the proposed amendments to the Memorandum and Articles of Association for a company listed in Hong Kong.

Proposed amendments of the Memorandum and Articles

As the Company is dual primary listed on the Stock Exchange, its Articles are required to comply with Appendix A1 of the Listing Rules. Rule 8A.44 of the Listing Rules requires issuers with WVR structures such as the Company to give force to the requirements of Rules 8A.07, 8A.09, 8A.10, 8A.13, 8A.14, 8A.15, 8A.16, 8A.17, 8A.18, 8A.19, 8A.21, 8A.22, 8A.23, 8A.24, 8A.26, 8A.27, 8A.28, 8A.29, 8A.30, 8A.31, 8A.32, 8A.33, 8A.34, 8A.35, 8A.37, 8A.38, 8A.39, 8A.40 and 8A.41 by incorporating them into their articles of association or equivalent document (together with the requirements under Appendix A1 to the Listing Rules, the “Listing Rules Articles Requirements”).

The Articles do not comply with some of the Listing Rules Articles Requirements, namely, (i) paragraphs 4(2), 4(3), 14(1)-(6), 15-21 of Appendix A1 to the Listing Rules, and (ii) Rules 8A.07, 8A.09, 8A.13 to 8A.19, 8A.21 to 8A.24, 8A.26 to 8A.35 and 8A.37 to 8A.41 of the Listing Rules (together, the “Unmet Listing Rules Articles Requirements”). Other than the said Unmet Listing Rules Articles Requirements, the remaining Listing Rules Articles Requirements are met by the Articles. The Company proposed to amend the Memorandum and Articles to incorporate the Unmet Listing Rules Articles Requirements.

LETTER FROM THE BOARD

In addition, to further enhance its shareholder protection measures, the Company will at the EGM propose to its Shareholders the following amendments to its Articles: (a) lowering the quorum of a general meeting (which is not a class meeting) from a majority of all votes attaching to all shares of the Company in issue and entitled to vote at such general meeting as currently provided for under Article 73 of the Articles to 10% of all votes attaching to all shares of the Company in issue and entitled to vote at such general meeting (on a one vote per share basis) (the “Quorum Requirement”); (b) where a general meeting is postponed by the directors pursuant to Article 74 of the Articles, requiring such meeting to be postponed to a specific date, time and place (the “GM Postponement Requirement”); (c) removing the Directors’ powers under Article 6 of the Articles to authorize the division of shares into any number of classes and to determine the relative rights, restrictions, preferences, privileges and payment obligations as between the different classes and to issue preferred shares with such preferred or other rights which may be greater than the rights of ordinary shares, as well as making the Directors’ power to issue preferred shares to be subject to the Articles, compliance with the Listing Rules (and only to such extent permitted thereby), the Takeovers Code and any applicable rules and regulations of authorities of places where the securities of the Company are listed, and the condition that (x) no new class of shares with voting rights superior to Class A Ordinary Shares will be created and (y) any variation in the relative rights as between the different classes will not result in creating new class of shares with voting rights superior to those of Class A Ordinary Shares (the “Amendment of Directors’ Class Right Related Powers”, together with the Unmet Listing Rules Articles Requirements, the Quorum Requirement and the GM Postponement Requirement, the “Unmet Articles Requirements”).

As advised by the Company’s legal advisor as to Cayman Islands laws, the incorporation of the following Unmet Articles Requirements will require approvals of both holders of Class B Ordinary Shares and holders of Class A Ordinary Shares in separate class meetings in accordance with the Company’s existing Articles because these requirements would vary the rights attached to Class B Ordinary Shares and Class A Ordinary Shares, respectively: (i) paragraph 15 of Appendix A1 to the Listing Rules; and (ii) Rules 8A.09, 8A.13 to 8A.19, 8A.21 to 8A.24 of the Listing Rules – a resolution to incorporate these Unmet Articles Requirements (namely, the Class-based Resolution) will need to be approved at the Class A Meeting and the Class B Meeting first.

A copy of the Amended Memorandum and Articles, marked to show all the above discussed amendments proposed to be made to the Articles (i.e. if the Class-based Resolution and the non-class based resolutions (namely, the Unmet Articles Requirements not covered by the Class-based Resolution and the Forum Selection Clarification, collectively the “Non-class-based Resolution”) are both approved), is set out in Appendix IA to this circular.

Conditions for the Waiver

The conditions for the Waiver, which have previously been disclosed in the paragraph headed “Waivers and Exemption – Waiver in relation to the Requirements relating to the Articles of Association of the Company” of the Prospectus, are set out below for your reference:

(1)	the Company will, prior to the Listing, irrevocably undertake to the Stock Exchange to convene the Post-Listing GM within six months from the Listing Date;

LETTER FROM THE BOARD

(2)	at the Post-Listing GM, the Company will put forth: (i) the Class-based Resolution at the Class B Meeting and the Class A Meeting; and (ii) the Class-based Resolution (if adopted at the Class B Meeting and Class A Meeting) and the Non-class-based Resolution at the full Shareholders’ meeting (together, the “Proposed Resolutions”) to amend its Articles to comply with the Unmet Articles Requirements;

(3)	Dr. Peng and Dr. Lou (together, the “Undertaking Shareholders”) will, prior to the Listing, irrevocably undertake to the Company that they will, and will procure such intermediaries holding the Company’s shares as held or controlled by them to be present at the Post-Listing GM (whether in person or by proxy) and at each subsequent class meeting and general meeting that may be convened after the Listing and before the Post-Listing GM, and to vote in favor of the Proposed Resolutions;

(4)	if any of the Proposed Resolutions are not passed at the Post-Listing GM, until they are approved by the Shareholders, the Company will, prior to the Listing, irrevocably undertake to the Stock Exchange to put forth the Proposed Resolutions that have not been passed at each subsequent class meeting and general meeting, and the Undertaking Shareholders will, prior to the Listing, irrevocably undertake to the Company that themselves and to continue to procure such intermediaries holding the Company’s shares as held or controlled by them to be present (whether in person or by proxy) and vote in favor of the Proposed Resolutions at each subsequent class meeting and general meeting at which the Company puts forth such Proposed Resolutions after the Listing until all Proposed Resolutions are approved by the Shareholders;

(5)	each of Toyota Motor Corporation, HSG Venture VI Holdco, Ltd., HSG Venture VII Holdco, Ltd., IDG China Venture Capital Fund IV L.P., IDG China IV Investors L.P., IDG China Capital Fund III L.P., IDG China Capital III Investors L.P., Morningside China TMT Fund IV, L.P., Morningside China TMT Fund IV Co-Investment, L.P., Morningside China TMT Special Opportunity Fund II, L.P. and 2774719 Ontario Limited (together, the “Supporting Shareholders”) will, prior to the Listing, irrevocably undertake to the Company to, and if any Class A Ordinary Share is held by intermediaries held or controlled by them, procure such intermediaries to be present at the Class A Meeting and the Post-Listing GM (whether in person or by proxy) and to vote in favor of the Proposed Resolutions and that, if any of the Proposed Resolutions are not passed at the Post-Listing GM, until they are all approved, it or he or the said intermediaries will continue to attend (whether in person or by proxy) each subsequent class meeting of the holders of the Class A Ordinary Shares and the general meeting at which the Company puts forth the Proposed Resolutions and vote in favor of such Proposed Resolutions;

(6)	the Company will issue a press release announcing its support publicly for the Proposed Resolutions each year after the Listing until all the Proposed Resolutions are adopted;

LETTER FROM THE BOARD

(7)	the Company, the Undertaking Shareholders and each of the other Directors in their individual capacity as a Director will, prior to the Listing, irrevocably undertake to the Stock Exchange that they will comply with the Unmet Articles Requirements, (the “Undertaking for Interim Compliance”) upon the Listing and before the Articles are formally amended to incorporate the Unmet Articles Requirements, except for:

•	paragraph 15 of Appendix A1 such that, prior to the Company’s Articles being amended, the threshold for passing a resolution in a separate class meeting will be approved by two-thirds of the votes cast by the issued shares of that class pursuant to Article 58 of the Company’s Articles (for the avoidance of doubt, the quorum requirement for such class meeting, being holders of at least one-third of the issued shares of the class, will be complied with, even though Article 61 of the Company’s Articles provides for a quorum of holders of no less than a majority of the class);

•	Rules 8A.24(1) and (2) such that, prior to the Company’s Articles being amended, weighted voting rights will apply in connection with passing the Proposed Resolutions; and

•	paragraph 16 of Appendix A1 such that, prior to the Company’s Articles being amended, the threshold for passing a special resolution for amendments to the Company’s Articles will be approved by members holding not less than two-thirds of the votes cast by such shareholders being entitled to do so, voting in person or, where proxies are allowed, by proxy at the general meeting in accordance with Article 58 of the Company’s Articles.

For the avoidance of doubt, the above exceptions in relation to paragraphs 15 and 16 of Appendix A1 and Rules 8A.24(1) and (2) are only applicable to the passing of the Proposed Resolutions, and the Company shall, prior to the Listing, irrevocably undertake to the Stock Exchange to comply with paragraphs 15 and 16 of Appendix A1 and Rules 8A.24(1) and (2) for passing any resolution at a separate class meeting and any special resolution after the Listing (other than the Proposed Resolutions) under the Undertaking for Interim Compliance, and if any of the Class-based Resolution is not passed at the Post-Listing GM, the Undertaking for Interim Compliance will remain valid until the Class-based Resolution is passed;

(8)	each of the Undertaking Shareholders will, prior to the Listing, irrevocably undertake to the Company and the Stock Exchange that he will procure the Company to give effect to the Undertaking for Interim Compliance upon the Listing and before its Articles are formally amended;

LETTER FROM THE BOARD

(9)	each of the WVR Beneficiaries will, prior to the Listing, irrevocably undertake to the Company and the Stock Exchange that:

•	in the event any Class B Ordinary Share is to be transferred to an Affiliate (as defined in the Articles) of a WVR Beneficiary that is not a director holding vehicle wholly-owned and wholly controlled by such WVR Beneficiary after the Listing but before the Articles are formally amended, he will convert such Class B Ordinary Shares into Class A Ordinary Shares by delivering a written notice to the Company in accordance with the Articles and only transfer the resultant Class A Ordinary Shares to such Affiliate;

•	after the Listing but before the Articles are formally amended, he will not effect any change in his holding structure of any Class B Ordinary Shares unless and until the Stock Exchange has approved such change;

•	he will procure the intermediary(ies) held or controlled by him to, prior to the Listing, deliver a written conversion notice to the Company in accordance with the Articles that all of the relevant Class B Ordinary Shares it/they hold(s) involved shall be converted to Class A Ordinary Shares on a one-for-one basis immediately upon any event listed in Rule 8A.17 (including the cessation of Dr. Peng or Dr. Lou as a Director) and Rule 8A.18 of the Listing Rules, any voluntary or involuntary transfer of legal title to, or economic interest of, or beneficial ownership of, or change of control over the voting rights attached to Class B Ordinary Shares from a WVR Beneficiary to any person other than (a) such WVR Beneficiary or (b) a director holding vehicle wholly-owned and wholly controlled by such WVR Beneficiary (e.g. upon or as a result of death of such WVR Beneficiary or foreclosure of share pledge) occurring after the Listing and before the Articles are formally amended; such conversion notice shall expire immediately upon the Articles are formally amended.

A director holding vehicle, for the purpose of the above paragraph, means a partnership, trust, private company or other vehicle wholly-owned and wholly-controlled by Dr. Peng or Dr. Lou (as the case maybe), where (a) in the case of a partnership, the terms of which must expressly specify that the voting rights attached to any and all of the Shares held by such partnership are solely dictated by Dr. Peng or Dr. Lou, (b) in the case of a trust, (i) Dr. Peng or Dr. Lou must in substance retain an element of control of the trust and any immediate holding companies of any and all of the Shares held by such trust; and (ii) the purpose of the trust must be for estate planning and/or tax planning purposes; or (c) in the case of a private company or other vehicle, Dr. Peng or Dr. Lou or a trust referred to in (b) above must wholly own and control that vehicle at all relevant time;

(10)	if any holders of any ADSs fail to give valid or timely voting instructions to the Depositary with respect of the Proposed Resolutions, the Company will exercise any discretionary proxy it may have under the deposit agreement for the ADSs to vote on the underlying Class A Ordinary Shares represented by such ADSs in favor of the Proposed Resolutions at each of the class meetings and general meetings; and

(11)	the Company remains listed on the Nasdaq.

LETTER FROM THE BOARD

The Company’s legal advisor as to the laws of the Cayman Islands confirms that the giving of the Undertaking for Interim Compliance will not violate the Articles, and the Undertaking for Interim Compliance will not violate any laws and regulations of the Cayman Islands, and the Company confirms that, having consulted its other legal advisors, the Undertaking for Interim Compliance will also not violate other laws and regulations applicable to the Company. The Company confirms that each of the proposed amendments to its Articles under the Proposed Resolutions comply with Chapter 8A and Appendix A1 of the Listing Rules, and the amended Articles to be effective after the Post-Listing GM as a whole conform with the Listing Rules on the basis that (a) all relevant provisions required to be incorporated in the articles of association of issuers with WVR structures pursuant to Rule 8A.44 of the Listing Rules have been incorporated in the proposed amendments to the Articles, and (b) all provisions in respect of core shareholder protection standards in Appendix A1 of the Listing Rules have been reflected in the proposed amendments to the Articles, and the proposed amendments to the Articles will not conflict with the remaining provisions of the Articles as well as any current practice of the Company.

The Undertaking Shareholders acknowledged and agreed that our Shareholders may rely on the Undertaking Shareholders’ undertakings described in paragraphs (3), (4), (7), (8) and (9) above (the “Shareholders’ Articles Undertaking”) in acquiring and holding their Shares and that such undertakings are intended to confer a benefit on the Company and all existing and future Shareholders and may be enforced by the Company and/or any such Shareholder against the Undertaking Shareholder.

The Shareholders’ Articles Undertaking in paragraphs (3), (4), (7) and (8) above shall automatically terminate upon the earliest of (i) the proposed amendments to the existing Articles described in this sub-section headed “Waivers and Exemption – Waiver in relation to the Requirements relating to the Articles of Association of the Company” have become effective and (ii) the date of delisting of the Company from the Stock Exchange. The Shareholders’ Articles Undertaking in paragraph (9) above shall automatically terminate upon the earliest of (i) the proposed amendments to the existing Articles described in this sub-section headed “Waivers and Exemption – Waiver in relation to the Requirements relating to the Articles of Association of the Company” have become effective; (ii) the date of delisting of the Company from the Stock Exchange; and (iii) the date on which the WVR Beneficiaries cease to be beneficiaries of weighted voting rights in the Company. For the avoidance of doubt, the termination of the Shareholders’ Articles Undertaking shall not affect any rights, remedies, obligations or liabilities of the Company and/or any shareholder and/or the Undertaking Shareholder himself that have accrued up to the date of termination, including the right to claim damages and/or apply for any injunction in respect of any breach of the Shareholders’ Articles Undertaking which existed at or before the date of termination. The Shareholders’ Articles Undertaking shall be governed by the laws of Hong Kong and all matters, claims or disputes arising out of the Shareholders’ Articles Undertaking shall be subject to the exclusive jurisdiction of the courts of Hong Kong.

LETTER FROM THE BOARD

Voting and Quorum

If the Class-based Resolution is passed at both the Class A Meeting and the Class B Meeting, the Shareholders will be asked to vote on the Class-based Resolution and another resolution to incorporate into the Articles the Unmet Articles Requirements not covered by the Class-based Resolution and the Forum Selection Clarification (namely, the Non-class-based Resolution) at the Full Shareholders' Meeting.

If the Class-based Resolution is not approved at either the Class A Meeting or the Class B Meeting, then the Shareholders at the Full Shareholders’ Meeting will only be asked to vote on the Non-class-based Resolution.

Pursuant to the above-mentioned Undertaking for Interim Compliance, the quorum and voting of the EGM, the Class A Meeting and the Class B Meeting in respect of the Amendment Resolutions are set out below:

The quorum for the EGM will be members which carry a majority of all votes attaching to all Shares in issue and entitled to vote at such general meeting present in person or by proxy, or, if a corporate or other non-natural person, by its duly authorized representative, pursuant to Article 73 of the Articles. At the EGM, each of the Class-based Resolution and the Non-class-based Resolution will require approval by not less than two-thirds of the votes cast by such Shareholders being entitled to do so, voting in person or, where proxies are allowed, by proxy pursuant to Article 58 of the Company’s Articles.

The quorum for the Class A Meeting shall be one or more members holding or representing by proxy at least one-third of the issued Class A Ordinary Shares. The passing of the Class-based Resolution at the Class A Meeting requires approval by two-thirds of the votes cast by the issued shares of that class pursuant to Article 58 of the Company’s Articles.

The quorum for the Class B Meeting shall be one or more members holding or representing by proxy at least one-third of the issued Class B Ordinary Shares. The passing of the Class-based Resolution at the Class B Meeting requires approval by two-thirds of the votes cast by the issued shares of that class pursuant to Article 58 of the Company’s Articles.

The Company has obtained undertakings from each of the Undertaking Shareholders that (i) he will, and will procure such intermediaries holding the Company’s shares as held or controlled by them to be present at the Post-Listing GM (whether in person or by proxy) and at any class meeting and general meeting that may be convened after the Listing and before the Post-Listing GM, and to vote in favor of the Proposed Resolutions, and (ii) he will, and will procure such intermediaries holding the Company’s shares as held or controlled by them to be present (whether in person or by proxy) and vote in favor of the Proposed Resolutions at each subsequent class meeting and general meeting at which the Company puts forth such Proposed Resolutions until all Proposed Resolutions are approved by the Shareholders.

LETTER FROM THE BOARD

The Company has also obtained undertakings from each of the Supporting Shareholders to, if any Class A Ordinary Share is held by intermediaries held or controlled by them, procure such intermediaries to be present at the Class A Meeting and the Post-Listing GM (whether in person or by proxy) and to vote in favor of the Proposed Resolutions and that, if any of the Proposed Resolutions are not passed at the Post-Listing GM, until they are all approved, it or he or the said intermediaries will continue to attend (whether in person or by proxy) each subsequent class meeting of the holders of the Class A Ordinary Shares and the general meeting at which the Company puts forth the Proposed Resolutions and vote in favor of such Proposed Resolutions.

For further details and context of the proposed amendment of the Memorandum and Articles and the Waiver, please refer to the paragraph headed “Waivers and Exemption – Waiver in relation to the Requirements relating to the Articles of Association of the Company” of the Prospectus.

3.	PROPOSED ADOPTION OF THE 2026 SHARE SCHEME

Save for the 2016 Share Plan, the Company had no other subsisting share schemes which have not been expired as at the Latest Practicable Date. As at the Latest Practicable Date, there were 1,621,005 share options and 8,086,227 restricted share units granted and remained outstanding under the 2016 Share Plan. Notwithstanding the adoption of the 2026 Share Scheme, the awards granted under the 2016 Share Plan shall continue to be valid and effective to the extent necessary to give effect to the vesting and exercise of any awards granted thereunder and the subsisting rights of the relevant awardees of the 2016 Share Plan shall not be affected. However, as disclosed in the Prospectus, no further grant of awards will be made by the Company under the 2016 Share Plan after the Listing. As such, the Company proposes to adopt the 2026 Share Scheme. The provisions of the 2026 Share Scheme will comply with the requirements of Chapter 17 of the Listing Rules which has taken effect from January 1, 2023, as well as the amended Listing Rules with respect to treasury shares which have taken effect from June 11, 2024.

A summary of the principal terms of the 2026 Share Scheme is set out below.

Purposes of the 2026 Share Scheme

The purposes of the 2026 Share Scheme are (i) to align the interests of Eligible Persons with those of the Group through ownership of Award Shares, dividends and other distributions paid on Award Shares and/or the increase in value of the Award Shares; (ii) to recognize and reward Eligible Persons for their contribution to the Group; and (iii) to encourage and retain Eligible Persons to make contributions to the long-term development of the Group.

The Company believes that the terms of the 2026 Share Scheme will provide it with flexibility in setting the terms and conditions of the Awards which are the most appropriate taking into account the individual circumstances of the relevant Eligible Persons and therefore can facilitate the Company’s aim to align the interests of Eligible Persons with those of the Group and to encourage and retain them to make contributions to the long-term development of the Group, and hence aligns with the purpose of the 2026 Share Scheme.

LETTER FROM THE BOARD

The Company may issue new Class A Ordinary Shares (and/or ADSs) and/or utilize treasury shares (if any) and/or through on-market and/or off-market transactions on the secondary market at the prevailing market price by trustee (if any) to satisfy grant(s) of the Award(s) under the 2026 Share Scheme.

Participants of the 2026 Share Scheme and the Basis of Determining the Eligibility of Participants

The Eligible Persons who may be selected to become a participant of the 2026 Share Scheme are any individuals, or corporate entities (as the case may be), being any of (i) an Employee Participant and (ii) a Service Provider, who the Board or the Scheme Administrator considers, in its sole discretion, to have contributed or will contribute to the Group. No individual who is resident in a place where the grant, acceptance or vesting of an Award pursuant to the 2026 Share Scheme is not permitted under the laws or regulations of such place or where, in the view of the Board or the Scheme Administrator, compliance with applicable laws or regulations in such place make it necessary or expedient to exclude such individual, shall be entitled to participate in the 2026 Share Scheme.

In determining the basis of eligibility of each Eligible Person, the Board (or the Scheme Administrator) may take into consideration matters including (but not limited to) the present and potential contribution of the relevant Eligible Person to the Group.

i.	Employee Participant and the Basis of Eligibility

In the case of Employee Participants, assessing factors include, among others, time commitment, responsibilities or employment conditions according to the prevailing market practice and industry standard, and the length of engagement with the Group.

ii.	Service Provider and the Basis of Eligibility

A Service Provider is any person or corporate entity (other than an employee or a director of any member of the Group) who provides services to the Group on a continuing or recurring basis in its ordinary and usual course of business which are in the interests of the long-term development of the Group. Service Provider may include but not limited to:

(i)	supplier being engaged to provide services in relation to sales and marketing, research and development, engineering or technical contribution, design or development or distribution of products/services provided by the Group, product commercialization, innovation upgrading, strategic/commercial planning, human resources, business development and corporate governance areas, industry research and strategic consulting services, and other advisory services that are critical to the Group’s long-term development, or business partner (including joint venture partners or other contractual parties) who, or are anticipated to be going forward, significant to the Group’s business or otherwise will contribute significantly to the development of the Group’s financial or business performance; or

LETTER FROM THE BOARD

(ii)	any independent contractor, consultant, agent and/or advisors who (a) provides advisory services, consultancy services, sales and marketing services, technology services, administrative services, strategic or commercial planning services to the Company, where the continuity and frequency of their services are akin to those of employees, or (b) provides advisory services and consultancy services after stepping down from an employment or director position with the Group where the continuity and frequency of their services are akin to those of employees, excluding any placing agents or financial advisers providing advisory services for fundraising, mergers or acquisitions and any professional service providers who provide assurance or who are required to perform their services with impartiality and objectivity.

In assessing a Service Provider’s eligibility as Selected Participant, the Board (including the independent non-executive Directors) may also take into account a range of factors, including among others:

(i)	the scale of their business dealings with the Group (in terms of fees payable to them, where applicable);

(ii)	the length of business relationships between them and the Group;

(iii)	the performance of the relevant person or entity as a Service Provider, including the quality of their services previously provided to the Group;

(iv)	their contributions to the profits and/or business development of the Group and potential contributions to be made to the Group in light of their experience, qualifications, know-how and/or network, market conditions of the services that they provide to the Group;

(v)	the scarcity of their services which may therefore justify compensation in the long run;

(vi)	the possibility of developing a long term business relationship with such person as a Service Provider, to secure the supply of quality services for the Group, which may avoid replacement cost and reduce transaction cost in the long run;

(vii)	the positive impact they have brought to the Group’s business development; and

(viii)	such other factors as the Board (including the independent non-executive Directors) may at its discretion considers appropriate,

and in assessing whether the Service Provider provides services to the Group on a continuing and recurring basis, the Board (including the independent non-executive Directors) may take into consideration the length and type of services provided and the recurrences and regularity of such services, and benchmark such metrics against the performance of the employees, officers and directors of the Group to whom the Group provides equity incentives, while also taking into account the purposes of the 2026 Share Scheme and the objectives in engaging the Service Provider.

LETTER FROM THE BOARD

The Company believes that grant of Awards to Service Providers would not only align the interest of the Group with them but also provide incentive and reward for (i) their participant and involvement in promotion the business of the Group, (ii) their joint and collaborate efforts in co-creating value for the Group’s customers, and (iii) maintaining a good and long-term relationship with the Group. In particular, as the Company considers that general professionals and consultants who advises on the management of the Group from time to time) frequently and on a continuing basis are akin to employees of the Group, the inclusion of such category of Eligible Persons to the 2026 Share Scheme serves to achieve the aforesaid purposes. The Company believes that through the grant of Awards, such Eligible Persons will have a common goal as the Group in the development of the Group’s business and therefore aligns with the purpose of the 2026 Share Scheme.

View of Independent Non-executive Directors on Inclusion of Service Provider as Eligible Persons

The Board (including the independent non-executive Directors) is of the view that the proposed inclusion of a Service Provider of the Group whom the Board or Scheme Administrator considers, in their sole discretion, have contributed or will contribute to the Group as Eligible Persons under the 2026 Share Scheme would induce and provide further incentive to both current and future Service Providers of the Group to contribute to the development and success of the Group, and is in line with the modern commercial practice with reference to other companies listed on the Stock Exchange to include participants, such as Service Providers of the Group, to be given incentives to work towards enhancing the value and attaining the long-term objectives of the Company and for the benefit of the Group as a whole.

Accordingly, the Board (including the independent non-executive Directors) considers (i) the inclusion of Service Providers as participants is in line with the Group’s business needs and the industry norm, aligns with the purpose of the 2026 Share Scheme and is in the long term interests of the Company and its Shareholders; and (ii) the criteria for the selection of Eligible Persons and the terms of the grants align with the purpose of the 2026 Share Scheme.

Duration

The 2026 Share Scheme shall be valid and effective for the period of ten years from April 2, 2026 (the “Adoption Date”), and thereafter for so long as there are any unvested Award granted under the 2026 Share Scheme prior to the expiration of the 2026 Share Scheme, in order to give effect to the vesting of such Award or otherwise as may be required in accordance with the provisions of the Scheme Rules. For the avoidance of doubt, Options granted during the life of the 2026 Share Scheme shall continue to be valid and exercisable in accordance with their terms of grant within the Option Period (as defined below in the paragraph headed “Option Period” in this Letter from the Board) and that the provisions of the 2026 Share Scheme shall remain in full force and effect to the extent necessary to give effect to the exercise of Options granted prior to the expiration of the 2026 Share Scheme.

LETTER FROM THE BOARD

Scheme Limit

The maximum number of Class A Ordinary Shares and/or ADSs which may be issued pursuant to the Awards granted and to be granted under the 2026 Share Scheme, when aggregated with the number of Class A Ordinary Shares and/or ADSs which may be issued pursuant to other awards schemes of the Company, shall not exceed 10% of the total number of Shares in issue (for the avoidance of doubt, including Class A Ordinary Shares and Class B Ordinary Shares but excluding any treasury shares) as at the Adoption Date (the “Scheme Limit”) unless Shareholders approve a further refreshment of the Scheme Limit after three years from the date of Shareholders’ approval for the last refreshment or the adoption of the 2026 Share Scheme or otherwise in compliance with the Listing Rules (including but not limited to Rule 17.03C of the Listing Rules). The total number of Shares which may be issued in respect of all options and awards to be granted under all of the share schemes of the Company under the scheme mandate as refreshed must not exceed 10% of the relevant class of shares in issue (excluding treasury shares) as at the date of approval of the refreshed scheme mandate. The Company will seek separate approval by its Shareholders in general meeting for granting options or awards beyond the scheme mandate limit provided the options or awards in excess of the limit are granted only to participants specifically identified by the Company before such approval is sought. As at the Latest Practicable Date, the Company has 433,541,553 issued Shares (including 352,452,783 Class A Ordinary Shares and 81,088,770 Class B Ordinary Shares), subject to Shareholders’ approval and assuming that there is no change in the issued Shares during the period from the Latest Practicable Date to the Adoption Date, the Scheme Limit will be 43,354,155 Class A Ordinary Shares.

Service Providers Limit

The total number of Class A Ordinary Shares and/or ADSs which may be issued pursuant to the Awards granted and to be granted to Service Providers under the 2026 Share Scheme shall not exceed 1.0% of the total number of Shares in issue (for the avoidance of doubt, including Class A Ordinary Shares and Class B Ordinary Shares but excluding any treasury shares) as at the Adoption Date (the “Service Providers Limit”) unless Shareholders approve a further refreshment of the Scheme Limit after three years from the date of Shareholders’ approval for the last refreshment or the adoption of the 2026 Share Scheme or otherwise in compliance with the Listing Rules (including but not limited to Rule 17.03C of the Listing Rules). As at the Latest Practicable Date, the Company has 433,541,553 issued Shares (including 352,452,783 Class A Ordinary Shares and 81,088,770 Class B Ordinary Shares), subject to Shareholders’ approval and assuming that there is no change in the issued Shares during the period from the Latest Practicable Date to the Adoption Date, the Service Providers Limit will be 4,335,415 Class A Ordinary Shares.

For the avoidance of doubt, the Service Providers Limit is within and is subject to the Scheme Limit and that any Class A Ordinary Shares which would have been issued pursuant to the Awards which have lapsed in accordance with the terms of the Scheme Rules will not be regarded as utilized for the purpose of calculating the Scheme Limit or the Service Providers Limit.

LETTER FROM THE BOARD

The basis of determination of the Service Providers Limit included (i) the potential dilution effect on the Shares arising from grants to the Service Providers, (ii) the importance of striking a balance between achieving the purpose of the 2026 Share Scheme and protecting the Shareholders from the dilution effect from grants to the Service Providers, (iii) the expected contribution to the development of the Group attributable to the Service Providers, and (iv) the extent of use of the Service Provider in the Group’s business. The Group also values long-standing relationships with its Service Providers such as suppliers, business partners, independent contractors, consultants, agents and advisors, who are key to the Group’s success.

In determining the Service Providers Limit, the Company consider that it is important to ensure that the 2026 Share Scheme will be attractive and is able to provide sufficient incentives to Service Providers who are able to contribute to the business development of the Group, all of which being core functions on which the Group relies in its ordinary and usual course of business.

Taking into account (i) the hiring practice, organizational structures and business models of the Group; (ii) the benefit to and needs of the Group to provide long-term equity incentives to maintain the recurring and continuing contributions of the Service Providers in relation to day-to-day operations and core business functions of the Group; (iii) the minimal potential dilution to the shareholding of public Shareholders following the exercise of the options and/or awards to be granted to Service Providers under the Service Providers Limit; and (iv) the fact that the individual limit under Rule 17.03D(1) of the Listing Rules is also 1%, the Company is of the view that the Service Providers Limit is appropriate and reasonable. The Service Providers Limit is subject to separate approval by the Shareholders at the EGM.

Individual Limit

The total number of Class A Ordinary Shares and/or ADSs issued and to be issued upon the vesting or exercise of Awards granted and to be granted under the 2026 Share Scheme and other awards schemes of the Company to each Selected Participant (excluding Awards lapsed in accordance with the 2026 Share Scheme) in any 12-month period up to (and including) the date of the latest grant shall not exceed 1.0% of the total number of Shares in issue (for the avoidance of doubt, including Class A Ordinary Shares and Class B Ordinary Shares but excluding any treasury shares) as at the Adoption Date (the “Individual Limit”). As at the Latest Practicable Date, the Company has 433,541,553 issued Shares (including 352,452,783 Class A Ordinary Shares and 81,088,770 Class B Ordinary Shares), subject to Shareholders’ approval and assuming that there is no change in the issued Shares during the period from the Latest Practicable Date to the Adoption Date, the Individual Limit will be 4,335,415 Class A Ordinary Shares.

LETTER FROM THE BOARD

Any further grant of Awards to a Selected Participant which would exceed the Individual Limit shall be subject to separate approval of the Shareholders in general meeting in accordance with the Listing Rules. In respect of any Options to be granted in such circumstances, the date of the meeting of the Board (or the Scheme Administrator) proposing any such further grant shall be taken as the grant date for the purpose of calculating the Exercise Price of such Options.

In addition, each grant of Awards to any Director, chief executive (as defined in the Listing Rules), or substantial shareholder of the Company (or any of their respective associates) shall be subject to the prior approval of the independent non-executive Directors (excluding any independent non-executive Director who is a proposed recipient of the grant of Awards). Each grant of Awards to a Director who is a beneficiary of weighted voting rights under Rule 8A.30(4) of the Listing Rules shall subject to the prior recommendation of the Corporate Governance Committee.

0.1% Limit

Where any grant of Awards (but excluding grant of Options) to any director (other than an independent non-executive Director) or chief executive of the Company, or any of their respective associates, would result in the Class A Ordinary Shares and/or ADSs issued and to be issued in respect of all Awards granted (excluding Awards lapsed in accordance with the Scheme Rules) to such person in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of the total number of Shares in issue (for the avoidance of doubt, including Class A Ordinary Shares and Class B Ordinary Shares but excluding any treasury shares) at the relevant time, such further grant of Awards must be approved by the Shareholders in general meeting in the manner required and subject to the requirements set out in the Listing Rules.

Where any grant of Awards to an independent non-executive Director or substantial shareholder of the Company or any of their respective associates would result in the number of Class A Ordinary Shares and/or ADSs issued and to be issued in respect of all Awards granted (excluding Awards lapsed in accordance with the terms of the 2026 Share Scheme) to such person in the 12-month period up to and including the date of such grant representing in aggregate over 0.1% of the total number of Shares in issue (for the avoidance of doubt, including Class A Ordinary Shares and Class B Ordinary Shares but excluding any treasury shares) at the relevant time, such further grant of Awards must be approved by the Shareholders in general meeting in the manner required and subject to the requirements set out in the Listing Rules.

LETTER FROM THE BOARD

The Company believes that the inclusion of independent non-executive Directors as Eligible Persons, if any, under the 2026 Share Scheme will allow the Company to keep its remuneration package competitive, and that any potential grant of the Awards under the 2026 Share Scheme to the independent non-executive Directors will not lead to bias in their decision-making or impair their independence and objectivity due to the following reasons:

(a)	the Company does not anticipate to attach any performance-related elements to potential grants of Awards to independent non-executive Directors in the future, which is consistent with the previous customary practice of the Company in terms of equity-based remuneration to independent non-executive Directors, with the Board mindful of the Recommended Best Practice E.1.9 of Appendix C1 to the Listing Rules which recommends that issuers should generally not grant equity- based remuneration with performance-related elements to independent non- executive directors;

(b)	the independent non-executive Directors will, and should, continue to comply with the independence requirement under Rule 3.13 of the Listing Rules; and

(c)	any options and awards to be granted under all share schemes of the Company to an independent non-executive Director or any of their respective associates would not result in the Class A Ordinary Shares issued and to be issued in respect of all options and awards granted (excluding any options and awards lapsed in accordance with the terms of the relevant scheme(s)) to such person in the 12-month period up to and including the date of the grant representing in aggregate over 0.1% of the total number of issued Shares as at the date of grant (excluding any treasury shares).

Award Letter and Notification of Grant

The Company shall, in respect of each Award, on the grant date issue a letter to each Selected Participant in such form as the Board (or the Scheme Administrator) may from time to time determine, which may specify the number of Award Shares in respect of which the Award relates, any vesting criteria and conditions (including, without limitation, as to the performance targets and/or clawback mechanism attached to the Award), the vesting date(s) for the Award, the date by which the grant must be accepted and such other details as the Board (or the Scheme Administrator) may consider necessary, and requiring the Selected Participant to undertake to be bound by the terms and provisions of the Scheme Rules (an “Award Letter”).

No Award may be granted if the Company has any inside information and during the period commencing 30 days immediately before the earlier of (i) the date of the board meeting for approving the Company's yearly, interim, quarterly or any other interim period finance results; and (ii) the deadline for the Company to announce its yearly, interim, quarterly or any other interim period finance results, and ending on the date of the results announcement.

The Board (or the Scheme Administrator) may determine the amount payable (if any) on an application or acceptance of an Award and the period(s) within which any payments or calls must or may be made or loans for such purposes must be repaid. Subject to applicable laws and regulations, the consideration to be paid (if any) for the Class A Ordinary Shares and/or ADSs underlying the Awards, including the method of payment, shall also be determined by the Board (or the Scheme Administrator) as it deems appropriate.

LETTER FROM THE BOARD

Vesting Period

The Board (or the Scheme Administrator) may from time to time while the 2026 Share Scheme is in force and subject to all applicable laws, rules and regulations, determine the applicable vesting dates and any other criteria and conditions for vesting of the Awards in its sole and absolute discretion. The vesting period in respect of any Award shall not be less than 12 months from the grant date, except that with respect to a Selected Participant who is an Employee Participant, a shorter vesting period may be permitted in circumstances set out below:

(i)	grants as “make whole” Awards to a new Employee Participant upon joining the Group to replace the share awards such Selected Participant forfeited when leaving his/her previous employer;

(ii)	grants to an Employee Participant whose employment is terminated due to death or disability or occurrence of any out of control event;

(iii)	grants of Awards which are subject to the fulfilment of performance-based vesting conditions, in lieu of time-based vesting criteria;

(iv)	grants of Awards the timing of which is set due to administrative and/or compliance reasons unrelated to the performance of the Employee Participant, in which case the vesting date may be adjusted to take account of the time from which the Award would have been granted if not for such administrative and/or compliance reasons;

(v)	grants of Awards with a mixed vesting schedule such that the Awards may vest evenly over a period of 12 months; or

(vi)	grants of Awards with a total vesting and holding period of more than 12 months, such as where the Awards may vest by several batches with the first batch to vest within 12 months of the grant date and the last batch to vest 12 months after the grant date.

Where the Awards with a vesting period of less than 12 months are granted to the directors and/or senior management members of the Company, the Compensation Committee shall provide the views on why a shorter vesting period is appropriate and how the grants align with the purpose of the Scheme.

To ensure the practicability in fully attaining the purpose of the 2026 Share Scheme, the Board and the Compensation Committee are of the view that: (i) there are certain instances where a strict 12-month vesting requirement would not work or would not be fair to the holders of the Awards, such as those set out in the paragraph headed “Vesting Period” in this Letter from the Board; (ii) there is a need for the Company to retain flexibility in certain cases to provide a competitive remuneration package to attract and retain individuals to provide services to the Group, to provide for succession planning and the effective transition of employee responsibilities and to reward exceptional performers with accelerated vesting or in exceptional circumstances where justified; (iii) the Company should be allowed discretions to formulate its own talent recruitment and retention strategies in response to changing market conditions and industry competition, and thus should have flexibility to impose vesting conditions such as performance-based vesting conditions instead of time-based vesting criteria depending on individual circumstances; and (iv) such vesting period is in line with the requirements under the Listing Rules and customary market practice.

LETTER FROM THE BOARD

Accordingly, the Board considers that (i) the arrangements of vesting period prescribed in the paragraph headed “Vesting Period” in this Letter from the Board are appropriate; and (ii) any future grants to any Eligible Persons under the 2026 Share Scheme with such vesting period align with the purpose of the 2026 Share Scheme.

The Board shall have the right to require any Selected Participants to comply with any timing or other restrictions with respect to the vesting or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Board.

Option Period

Any Option granted may be exercised during a period, which is to be determined and notified by the Board (or the Scheme Administrator) to each Selected Participant in the Award Letter, and shall not expire later than ten years from the grant date of the Option (the “Option Period”). An Option shall lapse automatically and shall not be exercisable (to the extent not already exercised) on the expiry of the tenth anniversary from the grant date.

Exercise Price, Purchase Price and Basis of Determining Exercise Price

Options are exercisable into both Class A Ordinary Shares and/or ADSs. If the Options are exercisable into ADSs, the Exercise Price for Options under the 2026 Share Scheme must be at least the higher of (i) the per-share closing price of the ADSs on the Nasdaq on the grant date, which must be a Nasdaq trading day; and (ii) the average per-share closing price of the ADSs on the Nasdaq for the five Nasdaq trading days immediately preceding the grant date, provided that in the event of fractional prices, the Exercise Price shall be rounded upwards to the nearest whole cent. If Options are exercisable into Class A Ordinary Shares, the Exercise Price will be denominated in Hong Kong dollars in compliance with Rule 17.03E of the Listing Rules. Please see the paragraph headed “Waiver in relation to the Exercise Price of Options to be Granted pursuant to the 2026 Share Scheme” in this Letter from the Board for details in relation to the waiver from strict compliance with Rule 17.03E of the Listing Rules.

The basis for determining the Exercise Price under the 2026 Share Scheme is also specified precisely in the Scheme Rules thereunder. The Company considers that such basis will serve to preserve the value of the Company, encourage the Eligible Persons to acquire proprietary interests in the Company, and that such limits imposed on the Exercise Price minimizing dilution to existing Shareholders, while providing the Company with sufficient flexibility to determine the Exercise Price that can provide incentive to the grantees to achieve the purpose of the 2026 Share Scheme.

LETTER FROM THE BOARD

For the avoidance of doubt, purchase price of Awards other than Options is nil. Considering that the Selected Participants have contributed or will contribute to the Group, the Company is of the view that a purchase price for the Awards other than Options at nil consideration is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Therefore, the aforesaid terms regarding the Exercise Price and purchase price align with the purpose of the 2026 Share Scheme.

Performance Targets

The Board (or the Scheme Administrator) may, in respect of each Award and subject to applicable laws and regulations, determine any performance targets or other criteria as condition(s) to the vesting of Awards. Such targets may comprise a mixture of performance criteria from both the corporate and the individual perspectives (such as the financial performance or achievement of milestones by a member of the Group and/or attainment of key performance indicators by the Selected Participant), having regard to the different roles and contributions of the Selected Participants and the purposes of the 2026 Share Scheme. The Board (or the Scheme Administrator) shall specify the performance targets or other criteria (if any) as condition(s) to the vesting of Awards in the Award Letter the Scheme Administrator (or person otherwise authorized by the Scheme Administrator) shall assess how and whether such targets, criteria or conditions are satisfied. Review and evaluation procedures should be put in place for an impartial assessment of such targets, provided that a determination of the Board (or the Scheme Administrator) as to whether such targets have been achieved or satisfied shall be conclusive and binding on all parties.

Given that each Selected Participant will play different roles and contribute in different ways to the Group, the Board believes that retaining discretion on whether to attach and to attach what performance objectives to Awards can provide the Board with more flexibility in setting the terms and conditions of the Awards on a case-by-case basis, and tailor the terms and conditions of the grant to cater to specific circumstances of each Selected Participant. In addition, it is considered that such flexibility under the 2026 Share Scheme can also facilitate the ultimate goal of the Company in offering meaningful incentives to remunerate and retain quality personnel that are valuable to the development of the Group and for the benefit of the Group and the Shareholders as a whole.

To the extent where performance targets are deemed suitable and appropriate for a particular grant of Award(s) to a Selected Participant (including (i) Employee Participant and (ii) Service Provider), the possible performance measures may include any one or more of the following individual, geographic, project, line of business, corporate-wide or subsidiary, division, operating unit measures; cash flow; earnings; economic or monetary value added; profits; return on assets; return on equity; return on investment; sales; revenues; total shareholder return; client satisfaction metrics; business unit development and, in each case, such other goals as the Board or the Scheme Administrator may determine whether or not listed herein, or any combination of the foregoing. Each goal may be expressed on an absolute and/or relative basis, may be based on or otherwise employ comparisons based on internal targets, the past performance of the Company and/or the past or current performance of other companies, and in the case of earnings-based measures, may use or employ comparisons relating to capital, shareholders’ equity and/or shares outstanding, investments or to assets or net assets. The performance targets (if any) may comprise a mixture of key performance indicators components (such as the business performance and financial performance of the Group (for example if the Group has entered an important commercial arrangement with its strategic partner or if the revenue of the Group has reached a certain set target) and individual annual performance assessment results) which may vary among the grantees.

LETTER FROM THE BOARD

To the extent where grants are offered under the 2026 Share Scheme without any performance objectives attached, the Board and Compensation Committee considered that such incentives remain to be market competitive because, each such grant, on its own, represents a means of direct encouragement and forms part of the remuneration package. In addition, the intrinsic value of the Awards will be linked to the Company’s share price, which in turn depends upon the performance of the Company. The time-based nature of the Awards (for example, a minimum vesting period) will ensure that the long-term interests of the grantee and the Group are aligned. Based on the foregoing, in the event that no performance objectives are attached to grants made under the 2026 Share Scheme, the Company considered that the grantee will nevertheless be motivated to contribute towards the development of the Group and thus such arrangement will be conducive to providing incentive and reward for participation, involvement and promotion in the business of the Group, and therefore aligns with the purpose of the 2026 Share Scheme.

In the event that any Awards are granted to the directors and/or senior management members of the Company without performance targets and/or clawback mechanism, the compensation committee shall provide its view on why performance targets and/or clawback mechanism is/are not necessary and how the grants align with the purpose of the Scheme.

Rights Attached to the Shares and Awards

Award Shares to be allotted and issued, or transferred (in the case of any treasury shares) for the Awards shall be subject to all the provisions of the Articles and are to rank pari passu with the fully paid Class A Ordinary Shares then in issue and accordingly will be entitled to dividends and other distributions paid or made on or after the date on which such Award Shares are registered on the Company’s register of members, other than any dividends or distributions previously declared or recommended or resolved to be paid or made if the record date therefor falls before the date on which such Award Shares are registered on the Company’s register of members.

For the avoidance of doubt, the Awards do not carry any right to vote at general meetings of the Company, nor any right to dividends, transfer or other rights. The Selected Participants do not have any rights to any cash or non-cash income, dividends or distributions and/or sale proceeds of non-cash and non-scrip distributions from any Class A Ordinary Shares and/or ADSs underlying an unvested Award or an unexercised Option.

LETTER FROM THE BOARD

Voting Rights of the Trustee of the 2026 Share Scheme

In the event that a trustee is appointed by the Company for purposes of administering and/or holding Class A Ordinary Shares and/or ADSs under a trust for the purpose of the 2026 Share Scheme, such trustee holding unvested Award Shares shall abstain from voting on matters that require Shareholders’ approval under the Listing Rules, unless otherwise required by law to vote in accordance with the beneficial owner’s direction and such direction is given.

Lapse or Cancellation of Awards, and Clawback Mechanism

Without prejudice to other circumstances where an Award shall lapse pursuant to the terms in an Award Letter as determined by the Board (or the Scheme Administrator) at its discretion, an Award shall lapse automatically (to the extent not already vested in the Selected Participant and, where relevant, exercised) on the earliest of:

(i)	the expiry of the applicable Option Period;

(ii)	the Selected Participant’s death, or other circumstances of Selected Participant ceasing to be an Eligible Person;

(iii)	the date on which the Selected Participant commits a breach of any terms or conditions (if any) attached to the grant of the Award, unless otherwise resolved to the contrary by the Board or the Scheme Administrator;

(iv)	the non-satisfaction of any vesting conditions for the Awards as determined by the Board (or the Scheme Administrator) including the performance targets set out in the paragraph headed “Performance Targets” in this Letter from the Board;

(v)	the date on which there is an actual or purported breach of transferability of the Award as set out in the paragraph headed “Transferability” in this Letter from the Board by the Selected Participant as determined by the Board or the Scheme Administrator; and

(vi)	the date on which the Board (or the Scheme Administrator) makes a determination that the Award shall lapse pursuant to the paragraph headed “Lapse or Cancellation of Awards, and Clawback Mechanism” in this Letter from the Board, provided that a determination of the Board (or the Scheme Administrator) to the effect that the Award shall lapse and not be vested or exercisable on one or more of the grounds as specified above shall be conclusive and binding on the Selected Participant and that in each case above the Board (or the Scheme Administrator) in its absolute discretion may decide that such Award shall not so lapse or determine subject to such conditions or limitations as it may decide; and that any of such decision shall be conclusive and binding on the Selected Participant. Any Awards lapsed in accordance with the terms of the 2026 Share Scheme will not be regarded as utilized for the purpose of calculating the Scheme Limit or the Service Providers Limit.

LETTER FROM THE BOARD

Any Awards granted but not yet vested or exercised may be cancelled by the Board (or the Scheme Administrator) in the event of any serious misconduct of the Selected Participant or in other specific circumstances as the Board (or the Scheme Administrator) deems appropriate. The Awards so cancelled will be regarded as utilized for the purpose of calculating the relevant Scheme Limit and the Service Providers Limit. Issuance of new Awards to the same Selected Participant whose Awards have been cancelled may only be made with Awards available under the Scheme Limit and in compliance with the Listing Rules.

In the event that:

(i)	the Selected Participant ceases to be an Eligible Person by reason of the termination of his/her/its employment or contractual engagement with any member of the Group for misconduct, for cause as defined in the Eligible Person’s employment agreement or offer letter with the Group or without notice or with payment in lieu of notice;

(ii)	the Selected Participant has contravened the relevant laws and regulations of any relevant jurisdiction involving his/her/its integrity or honesty;

(iii)	the Selected Participant has been involved in acceptance or solicitation of bribery, fraud, misappropriation, embezzlement, corruption, theft, breach of fiduciary duty, dishonesty in the performance of the Selected Participant’s employment duties, leakage of any trade or technical secrets, or conducted any related transactions or other unlawful acts or misconduct which prejudiced the interest of or caused significant negative impact to the Company;

(iv)	the Selected Participant has continued refusal to perform the Selected Participant’s employment duties or has failed to discharge, or failed to discharge properly, his/her/its duties and thereby resulting in significant consequences to the Company;

(v)	the Selected Participant has materially breached the proprietary information and inventions agreement or any other agreement with the Group or material violation of any policy of the Group, including but not limited to breach of non-compete undertakings and restrictions on employees’ dealing in securities of the Company; or

(vi)	the Selected Participant has engaged in any serious misconduct or breach of the terms of the 2026 Share Scheme or any terms or conditions attached to the grant of the Award in any material respect, the Board (or the Scheme Administrator) may make a determination at its sole and absolute discretion that (1) any Awards issued to that Selected Participant but not yet exercised shall immediately lapse, regardless of whether such Awards have vested or not; and (2) with respect to any Class A Ordinary Shares and/or ADSs issued and/or transferred and/or any cash settlement remitted to that Selected Participant, the Selected Participant shall be required to, at the Board’s (or the Scheme Administrator’s) sole and absolute discretion, transfer back to the Company or its nominee(s): (A) the equivalent number of Class A Ordinary Shares and/or ADSs, (B) the equivalent of amount of cash, (C) an amount in cash equal to the then-market value of such Class A Ordinary Shares and/or ADSs, or (D) a combination of (A), (B) and (C); and/or (3) with respect to any Award Shares held by the trustee for the benefit of that Selected Participant, those Award Shares shall no longer be held on trust for nor inure to benefit of the Selected Participant.

LETTER FROM THE BOARD

Notwithstanding anything to the contrary contained in the Scheme Rules, any Awards granted under the Scheme (including any amounts or benefits arising from such Awards) shall be subject to any clawback or recoupment arrangements or policies the Company has in place from time to time.

Transferability

Any Award granted under the 2026 Share Scheme shall be personal to the Selected Participant to whom it is made and shall not be assignable or transferable, except in circumstances where approval from the Board or the Scheme Administrator has been obtained and the transfer is in compliance with the Listing Rules (or a waiver has been granted by the Stock Exchange to allow a transfer to a vehicle (such as a trust or a private company) for the benefit of the Selected Participant and any family members of such Selected Participant (for example for estate planning or tax planning purposes) that would continue to meet the purpose of the 2026 Share Scheme and comply with other requirements of Chapter 17 of the Listing Rules) and provided that any such transferee agrees to be bound by the 2026 Share Scheme and the Scheme Rules as if the transferee were the Selected Participant.

Any actual or purported breach of the above paragraph shall result in lapse of any outstanding Awards or part thereof granted to such Selected Participant. For this purpose, a determination by the Board (or the Scheme Administrator) to the effect that the Selected Participant has or has not breached the above paragraph shall be final and conclusive.

Alteration

Subject to the Scheme Limit and Rule 17.03(18) of the Listing Rules, the Board (or the Scheme Administrator) may amend any of the provisions of the 2026 Share Scheme or any Awards granted under the 2026 Share Scheme at any time and in any respect, provided that the terms of the 2026 Share Scheme or Awards so amended must still comply with the requirements of Chapter 17 of the Listing Rules (as applicable). Approval of the Shareholders in general meeting is required for any amendment to the terms of the 2026 Share Scheme which are of a material nature or to any provisions of the 2026 Share Scheme which relate to the matters set out in Rule 17.03 of the Listing Rules to the extent that such amendment operates to the advantage of Selected Participants.

Any change to the terms of any Award the grant of which was subject to the approval of a particular authority (such as the Board or any committee thereof, the independent non-executive Directors or the Shareholders in general meeting, as the case may be) shall be subject to approval by that same authority, provided that this requirement does not apply where the relevant alteration takes effect automatically under the terms of the 2026 Share Scheme. Without limiting the foregoing, any change in the terms of the Awards granted to any Selected Participant who is a Director, chief executive or substantial shareholder of the Company, or any of their respective associates, must be approved by the Shareholders in general meeting in the manner required by the Listing Rules if the initial grant of the Awards requires such approval (except where the changes take effect automatically under the terms of the 2026 Share Scheme).

LETTER FROM THE BOARD

Any change to the authority of the Board or the Scheme Administrator to alter the terms of the 2026 Share Scheme must be approved by Shareholders in general meeting.

Termination

The 2026 Share Scheme shall terminate on the earlier of (i) the end of the period of ten years as set out in the paragraph headed “Duration” in this Letter from the Board, except otherwise as may be required in accordance with the provisions of the 2026 Share Scheme; and (ii) such date of early termination as determined by the Board.

Following the termination of the 2026 Share Scheme, no further Awards will be offered or granted under the 2026 Share Scheme, provided that notwithstanding such termination, the 2026 Share Scheme and the Scheme Rules shall continue to be valid and effective to the extent necessary to give effect to the vesting and exercise of any Awards granted and (i) remaining unvested, unexercised and unexpired or (ii) in respect of which Class A Ordinary Shares are not yet issued to the relevant participant, as the case may be, prior to the termination of the 2026 Share Scheme, and that such termination shall not affect the subsisting rights already granted to a Selected Participant.

Effects of Reorganization of Capital Structure of the Company

Where there is any alteration in the capital structure of the Company by way of a sub-division, consolidation or reduction of the share capital of the Company, change in the ratio of ADSs to the Class A Ordinary Shares, a capitalization issue, an open offer or a rights issue (other than an alteration in the Company’s capital structure as a result of an issue of Class A Ordinary Shares and/or ADSs as consideration in a transaction to which the Company is a party), the Board (or the Scheme Administrator) shall make such corresponding adjustments (if any) as it may deem appropriate to reflect such changes with respect to:

(i)	the number of Class A Ordinary Shares and/or ADSs constituting the Scheme Limit and/or the Service Providers Limit, provided that in the event of any subdivision or consolidation of Class A Ordinary Shares and/or ADSs, the Scheme Limit and the Service Providers Limit as a percentage of the total issued Class A Ordinary Shares and/or ADSs of the Company at the date immediately before the consolidation or subdivision shall be the same on the date immediately after such consolidation or subdivision;

LETTER FROM THE BOARD

(ii)	the number of Class A Ordinary Shares and/or ADSs underlying each Award (to the extent any Award has not yet been exercised); and/or

(iii)	the Exercise Price of any outstanding Options subject to any outstanding Awards,

or any combination thereof, to satisfy the relevant requirements of the Listing Rules and are, fair and reasonable generally or as regards any particular Selected Participant, and an independent financial adviser or auditors shall confirm to the Directors in writing that the adjustments satisfy the requirements under the note to Rule 17.03(13) of the Listing Rules for any adjustments (other than any made on a capitalisation issue), provided that (i) any such adjustments should give each Selected Participant the same proportion of the equity capital of the Company (rounded to the nearest whole Class A Ordinary Share or ADS) as that to which that Selected Participant was previously entitled prior to such adjustments; and (ii) no such adjustments shall be made which would result in a Class A Ordinary Share and/or ADSs being issued or transferred at less than its nominal value (if any).

Based on the above principles and conditions, the adjustment formula shall be as follows:

New Scheme Limit or Service Providers Limit = Existing Scheme Limit or Service Providers Limit x F

New number of Class A Ordinary Shares and/or ADSs underlying each Award = Existing number of Class A Ordinary Shares and/or ADSs underlying each Award x F

New Exercise Price = Existing Exercise Price x 1/F

In the case of sub-division, consolidation or reduction of the share capital of the Company:–

F = sub-division, consolidation or reduction factor.

In the case of a capitalization issue, an open offer or a rights issue:–

F = CUM/TEEP

CUM = Closing price of the ADSs on the Nasdaq on the last day of trading before going ex-entitlement

TEEP (theoretical ex entitlement price) = [CUM + (M x R)]/(1 + M)

M = Entitlement per existing Share

R = Subscription price

LETTER FROM THE BOARD

In the case of a change in the ratio of ADSs, the adjustment formula shall be as follows:

New number of ADSs underlying a specific Award = Existing number of ADSs underlying a specific Award x β

New Exercise Price per each ADS underlying a specific Award	=	Existing Exercise Price per each ADS underlying a specific Award	x	1

β

β = Ratio change factor of ADS to Class A Ordinary Share

Such adjustments will be made in according with the requirements under Appendix 1 to Frequently Asked Questions FAQ13 – No.16 published by the Stock Exchange or such other guidance as may be issued by the Stock Exchange from time to time.

All fractional shares (if any) arising out of any such alterations in respect of the Award Shares of a Selected Participant shall not be transferred to the relevant Selected Participant on the relevant vesting date.

Condition of the 2026 Share Scheme

The 2026 Share Scheme shall take effect upon the passing of a resolution by the Shareholders to approve the adoption of the 2026 Share Scheme and to authorise the Board (or the Scheme Administrator) to grant Awards under the 2026 Share Scheme and to allot and issue, procure the transfer of and otherwise deal with the Award Shares in connection with the 2026 Share Scheme.

Waiver in relation to the Exercise Price of Options to be Granted pursuant to the 2026 Share Scheme

Rule 17.03E of the Listing Rules states that the exercise price of options must be at least the higher of: (i) the per-share closing price of the shares as stated in the Stock Exchange’s daily quotations sheet on the date of grant, which must be a business day; (ii) the average per-share closing price of the shares as stated in the Stock Exchange’s daily quotations sheets for the five business days immediately preceding the date of grant; and (iii) the nominal value of a Class A Ordinary Share.

LETTER FROM THE BOARD

Since the listing of the Company’s ADSs on the Nasdaq on November 29, 2024, it has been the Company’s practice to issue options exercisable into ADSs (each of which represents one underlying Class A Ordinary Share) under the 2016 Share Plan and, upon the 2026 Share Scheme having received the necessary Shareholders’ approval, the Company expects to continue to issue Options exercisable into ADSs under the 2026 Share Scheme. By definition, ADSs are denominated in U.S. dollars, and the Exercise Price for Options with respect to ADSs will necessarily be presented in U.S. dollars. As an HKEX and Nasdaq dual-listed company, the Company prepares its accounts based on generally accepted accounting principles in the United States of America in line with its established practice of granting options with exercise prices and awards with grant values denominated in U.S. dollars and tied to the market price of its Nasdaq traded ADSs. In line with its practice, the Company values equity awards granted under the 2026 Share Scheme based on their fair value denominated in the U.S. dollars for financial reporting purposes. Strict compliance with Rule 17.03E of Listing Rules to determine the exercise price of the Options exercisable into ADSs with reference the Hong Kong trading price will therefore cause administrative burden to the Company.

The Company believes maintaining a practice that is consistent with the current practice is beneficial to the Company in terms of operations and administration of the 2026 Share Scheme. On the basis that (a) the method for determining the exercise price of the options based on the market price of ADSs substantially replicates the requirement in Rule 17.03E of the Listing Rules; (b) it has been the Company’s practice to issue options with exercise prices denominated in U.S. dollars; (c) granting options exercisable into ADSs with exercise price determined with reference to closing price of the Company’s ADSs on the Nasdaq which are denominated in U.S. dollars would better reflect the market value for the underlying securities subject to the grant; (d) the Company will continue to grant Options exercisable into ADSs under the 2026 Share Scheme with Exercise Prices based on the market price of its ADSs which are denominated in U.S. dollars, which is effectively a practice consistent with the current practice of the Company; and (e) any deviation from such current practice of the Company (that is, to grant options that are exercisable into ADSs with exercise price determined with reference to closing price of Class A Ordinary Shares on the Stock Exchange) may lead to confusion of the grantees, the Company has applied for, and the Stock Exchange has granted a waiver from strict compliance with Rule 17.03E of the Listing Rules, such that the Company will able to determine the Exercise Price for grants of Options exercisable into ADSs under the 2026 Share Scheme based on the higher of: (i) the per-share closing price of the Company’s ADSs on the Nasdaq on the date of grant, which must be a Nasdaq trading day; and (ii) the average per-share closing price of the Company’s ADSs on the Nasdaq for the five Nasdaq trading days immediately preceding the date of grant, subject to the condition that the Company shall not grant any share options with an exercise price denominated in Hong Kong dollars unless such exercise price complies with Rule 17.03E of the Listing Rules.

General

The Company does not at present intend to appoint a trustee under the 2026 Share Scheme. In the event if a trustee is appointed for the administration of the 2026 Share Scheme, such trustee will be independent to the Company and its connected person. None of the Directors is a trustee of the 2026 Share Scheme nor has a direct or indirect interest in the trustees (if any) of the 2026 Share Scheme. If the Company appoints trustee(s) and establish trust(s) for the purpose of the administration of the 2026 Share Scheme, and the beneficiaries of the trust include core connected persons (as defined in the Listing Rules) of the Company, the trustee shall become a close associate of the core connected persons of the Company pursuant to Rule 1.01 of the Listing Rules and hence the Shares held by such trustee will not be regarded as being “in public hands” for the purpose of Rule 8.24 of the Listing Rules. On the other hand, if the trust does not involve any core connected person of the Company, the Shares held by the relevant trustee will be regarded as being “in public hands” for the purpose of Rule 8.24 of the Listing Rules and hence will be regarded as the public float.

LETTER FROM THE BOARD

Save as disclosed in “6. Proposed Grant of RSUs to Directors under the 2026 Share Scheme” in this circular below, as at the Latest Practicable Date, the Company had not granted any Awards under the 2026 Share Scheme. The Company has no intention to grant any Awards under the 2026 Share Scheme as at the Latest Practicable Date.

Pursuant to the Note (1) to Rule 17.03(2) of the Listing Rules, the Company has sought legal advice on the prospectus requirements of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong) in relation to the 2026 Share Scheme proposed to be adopted and understands that exemptions may be available from the prospectus registration requirements, provided that the grant of Awards made by the Company under the 2026 Share Scheme to the Eligible Persons fall within the said exemptions, and in which case the adoption of the 2026 Share Scheme would not constitute an offer to public, and the prospectus requirements under the Companies (Winding Up and Miscellaneous Provisions) Ordinance are not applicable. The Company will comply with the prospectus requirements under the Companies (Winding Up and Miscellaneous Provisions) Ordinance where necessary.

Application will be made to the Listing Committee of the Stock Exchange for the approval of the listing of, and permission to deal in, the Shares which may fall to be issued in respect of Awards to be granted under the 2026 Share Scheme.

As at the Latest Practicable Date, no Shareholder had a material interest in the adoption of the 2026 Share Scheme. As such, no Shareholder is required to abstain from voting on the resolution(s) in relation thereto.

LETTER FROM THE BOARD

4.	PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES AND/OR ADSs

In order to give the Company the flexibility to issue Class A Ordinary Shares if and when appropriate, without needing to convene a general meeting for each and every share issuance, an ordinary resolution will be proposed at the EGM to approve the granting of a general mandate to the Directors to allot, issue or deal with additional Class A Ordinary Shares and/or Class A Ordinary Shares underlying ADSs (including the sale or transfer of treasury shares) not exceeding 20% of the total number of issued Shares (excluding treasury shares) as at the date of passing of such resolution (the “Issuance Mandate”).

As at the Latest Practicable Date, the issued share capital of the Company comprised 352,452,783 Class A Ordinary Shares and 81,088,770 Class B Ordinary Shares. Subject to the passing of the ordinary resolution 8 and on the basis that the issued share capital of the Company (excluding treasury shares) remains unchanged after the Latest Practicable Date and up to the date of the EGM, the Company will be allowed to issue a maximum of 86,708,310 Class A Ordinary Shares. The Company had no plan or intention to allot, issue or deal with additional Class A Ordinary Shares and/or Class A Ordinary Shares underlying ADSs (including the sale or transfer of treasury shares) under the Issuance Mandate as at the Latest Practicable Date.

In addition, subject to a separate approval of the ordinary resolution 9, the number of Shares and/or Shares underlying the ADSs purchased by the Company under ordinary resolution 9 will also be added to extend the Issuance Mandate as mentioned in ordinary resolution 8 provided that such additional amount shall represent up to 10% of the number of issued Shares (excluding treasury shares) as at the date of passing the resolutions in relation to the Issuance Mandate and Repurchase Mandate (as defined below).

5.	PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSs

In order to give the Company the flexibility to repurchase Shares and/or ADSs if and when appropriate, without needing to convene a general meeting for each and every repurchase, an ordinary resolution will be proposed at the EGM to approve the granting of a general mandate to the Directors to exercise the powers of the Company to repurchase Shares and/or ADSs representing up to 10% of the total number of issued Shares (excluding treasury shares) as at the date of passing of such resolution (the “Repurchase Mandate”).

As at the Latest Practicable Date, the issued share capital of the Company comprised 352,452,783 Class A Ordinary Shares and 81,088,770 Class B Ordinary Shares. Subject to the passing of the ordinary resolution 9 and on the basis that the issued share capital of the Company (excluding treasury shares) remains unchanged after the Latest Practicable Date and up to the date of the EGM, the Company will be allowed to repurchase a maximum of 43,354,155 ordinary shares. The Company had no plan or intention to repurchase Shares and/or ADSs under the Repurchase Mandate as at the Latest Practicable Date.

LETTER FROM THE BOARD

An explanatory statement required by the Listing Rules to be sent to the Shareholders in connection with the proposed Repurchase Mandate is set out in Appendix II to this circular. This explanatory statement contains the information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolution at the EGM.

Pursuant to the Listing Rules, if the Company purchases any Shares and/or ADSs pursuant to the Repurchase Mandate, the Company will either (i) cancel the Shares and/or the Shares underlying ADSs repurchased and/or (ii) hold such Shares and/or the Shares underlying ADSs in treasury, subject to market conditions and the Company’s capital management needs at the relevant time any repurchases of Shares are made. If the Company holds any Shares in treasury, any sale or transfer of Shares in treasury will be made pursuant to the terms of the Issuance Mandate and in accordance with the Listing Rules and applicable laws and regulations of the Cayman Islands.

The Issuance Mandate (including the extended Issuance Mandate) and the Repurchase Mandate, if granted, shall continue to be in force during the period from the date of passing of the resolutions for the approval of the Issuance Mandate (including the extended Issuance Mandate) and the Repurchase Mandate up to (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association or any applicable laws and regulations; or (iii) the date on which the authority set out in the Issuance Mandate (including the extended Issuance Mandate) or the Repurchase Mandate (as the case may be) is revoked or varied by an ordinary resolution of the Shareholders in general meeting, whichever occurs first.

6.	PROPOSED GRANT OF RSUS TO DIRECTORS UNDER THE 2026 SHARE SCHEME

As set out in the Announcement, it was proposed to grant an aggregate of 2,000,000 RSUs under the 2026 Share Scheme to Dr. Peng and Dr. Lou, subject to, among other things, the following conditions: (i) the effectiveness of the 2026 Share Scheme, which requires, among other things, the approval of the Shareholders to adopt the 2026 Share Scheme, (ii) the approval of the Shareholders to adopt the Scheme Limit, and (iii) the approval of the independent Shareholders as required under the Listing Rules for the Proposed Grant. The Proposed Grant was made outside blackout period during which the Directors are prohibited from dealing with the shares of the Company in respect of the Company’s annual results for the year ended December 31, 2025.

LETTER FROM THE BOARD

Details of the Proposed Grant are set out below:

Date of grant	January 23, 2026

Grantees	Dr. Peng (the chairman of the Board, an executive Director and the chief executive officer of the Company) and Dr. Lou (an executive Director and the chief technology officer of the Company)

Number of RSUs granted	Dr. Peng: 1,400,000 (representing 0.32% of the total number of issued shares of the Company (excluding treasury shares))
Dr. Lou: 600,000 (representing 0.14% of the total number of issued shares of the Company (excluding treasury shares))

Purchase price of RSUs granted	Dr. Peng: Nil Dr. Lou: Nil

Closing price of the Class A Ordinary Shares on the date of the grant	HK$131.800 per Share

Vesting period	25% of the RSUs granted shall vest on the first anniversary of December 25, 2025 (the “vesting commencement date”), and the remaining 75% of the RSUs granted shall vest equally with 6.25% of the RSUs granted shall vest at each quarter after the first anniversary of the vesting commencement date thereafter.

The RSUs will be vested in several batches, with a total vesting period of more than 12 months. Due to administrative reason, the period between the grant date and the first anniversary of the vesting commencement date is less than 12 months to reflect the time from which the RSUs would have been granted as permitted by the 2026 Share Scheme. It is a specific circumstance where a shorter vesting period of Awards may be permitted as set out in the terms of the 2026 Share Scheme, the details of which is set out in the section headed “Vesting Period” of this circular. Notwithstanding such shorter vesting commencement period, the Compensation Committee is of the view that the Proposed Grant is appropriate for encouraging them to continuously contribute to the Group’s long term development.

Performance targets	There are no performance targets attached to the Proposed Grant. When considering the terms of the Proposed Grant, the past performance and contributions of Dr. Peng and Dr. Lou have been considered.

There is no other vesting condition attached to the Proposed Grant save and except the time-based vesting period. The Compensation Committee has also considered the importance of the roles and responsibilities of Dr. Peng and Dr. Lou and the expected contributions of Dr. Peng and Dr. Lou to be made to the future development of the Group, and is of the view that performance target is not necessary because (i) the RSUs granted to Dr. Peng and Dr. Lou are part of their compensation package under the remuneration policy for the Directors and senior management of the Company; (ii) the value of the RSUs is subject to the future market price of the Shares, which, in turn, depends on the business performance of the Group, to which Dr. Peng and Dr. Lou would directly contribute as the chief executive officer and the chief technology officer of the Company, respectively; and (iii) the RSUs are subject to the vesting period as stated above, which could allow the Company to retain Dr. Peng and Dr. Lou and ensure that they would be motivated to contribute to the Company’s development in the long term. As such, the Compensation Committee believes that without additional performance target, the Proposed Grant could align the interest of Dr. Peng and Dr. Lou with that of the Company and the Shareholders, incentivize Dr. Peng and Dr. Lou to provide their opinion and judgment in building the strategy and long-term development of the Company, which is in line with the purpose of the 2026 Share Scheme.

Clawback mechanism	The grant is subject to the clawback mechanism under the 2026 Share Scheme. For details of the clawback mechanism, please refer to the paragraph headed “Lapse or Cancellation of Awards, and Clawback Mechanism” in this Letter from the Board.

LETTER FROM THE BOARD

There are no arrangements for the Company or any of its subsidiaries to provide financial assistance to Dr. Peng and Dr. Lou to facilitate the purchase of the RSUs granted under the 2026 Share Scheme. The Proposed Grant will be satisfied through utilizing the Class A Ordinary Shares or equivalent ADSs each representing one Class A Ordinary Share within the Scheme Limit, which shall be identical to and rank pari passu in all respects with the then existing issued Class A Ordinary Shares or equivalent ADSs.

Reasons for and Benefits of the Proposed Grant

The purpose of the 2026 Share Scheme is to, among others, recognize and reward Eligible Persons for their contribution to the Group; and to encourage and retain Eligible Persons to make contributions to the long-term development of the Group.

Dr. Peng is one of the co-founders of the Company, and currently serves as an executive Director, the chairman of the Board, and the chief executive officer of the Company. Dr. Peng is also one of the WVR Beneficiaries of the Group. Since founding the Group in 2016, Dr. Peng has been responsible for the overall strategic planning, business development, overall operations and management. Dr. Peng has been integral to the success of the Company and has been materially responsible for the founding and growth of the Company’s business and guiding its development since its inception until now.

Dr. Lou is one of the co-founders of the Company, and currently serves as an executive Director and the chief technology officer of the Company. Dr. Lou is also one of the WVR Beneficiaries of the Group. Since founding the Group in 2016, Dr. Lou has been responsible for the overall research and development, and management of product and technology initiatives of the Group. Dr. Lou played a pivotal role in driving technological innovations and advancements with the Company. Dr. Lou has continuously contributed to the innovative technological development of the business model and technologies of the Group.

The Proposed Grant is to provide Dr. Peng and Dr. Lou incentive for the persistent devotions and leadership in the development of the Group’s business by further aligning the interests of the Group with them, and to recognize their contributions to the development of the Group. The leadership of Dr. Peng and Dr. Lou is expected to enhance the Group’s enterprise value for the benefit of the Company and its Shareholders as a whole. The Board and the Compensation Committee have considered other alternative methods to reward Dr. Peng and Dr. Lou, including cash reward and share award. In terms of cash reward, it is short-term incentive and does not align with the Company’s performance and creation of value for the Shareholders. In terms of share award, it provides actual Shares with immediate value upon vesting, whereas the Proposed Grant provides long-term incentives to Dr. Peng and Dr. Lou to realise value of the RSUs over the vesting period, and therefore is more suitable for the Company’s intention to incentivize the management to improve the Company’s performance and to increase the future market price of the Shares.

LETTER FROM THE BOARD

The Proposed Grant forms part of the remuneration package for Dr. Peng and Dr. Lou. Given their seniority and experience, their remuneration would compose of short-term compensation and long-term incentives, which aligns with the existing practice of the Group of granting awards to employees and senior management and market practice to preserve cash for business development and expansion. The Proposed Grant would also encourage Dr. Peng and Dr. Lou to focus on the Company’s long-term performance and better align their interests with that of Shareholders while promoting retention. Accordingly, the Proposed Grant is in line with the remuneration policies of the Company and the market practice.

Hence, the Corporate Governance Committee has made a recommendation on the Proposed Grant pursuant to the note of Rule 17.04(1) of the Listing Rules and the Board (including all the independent non-executive Directors but excluding Dr. Peng and Dr. Lou, who had abstained from voting on the resolution relating to the Proposed Grant) is of the view that the Proposed Grant is fair and reasonable and in the best interests of the Company and the Shareholders as a whole. The Proposed Grant is subject to independent Shareholders’ approval. In the event that independent Shareholders’ approval in the EGM is not obtained, the Company shall revoke the Proposed Grant and publish further announcements where appropriate.

Number of Shares Available for Future Grant

Assuming (i) the Shareholders approve the proposed adoption of the 2026 Share Scheme and the Proposed Grant at the EGM, (ii) no more Awards will be granted under the 2026 Share Scheme from the Latest Practicable Date to the EGM, and (iii) that there is no change to the number of issued Share of the Company from the Latest Practicable Date to the EGM, as at the Latest Practicable Date and following the Proposed Grant, a total of 41,354,155 Awards (representing equal number of underlying Class A Ordinary Shares) remain available for future grants under the Scheme Limit, and a total of 4,335,415 Awards (representing equal number of underlying Class A Ordinary Shares) remain available for future grants under the Service Providers Limit.

Implications under the Listing Rules

Pursuant to Rule 17.04(1) of the Listing Rules and the terms of the 2026 Share Scheme, the grant of Awards to any Director, chief executive or substantial shareholder of the Company or any of their respective associates must be approved by the independent non-executive Directors (excluding any independent non-executive Director who is the grantee of the Awards). Accordingly, the Proposed Grant has been reviewed and approved by the independent non-executive Directors.

In addition, pursuant to Chapter 17 of the Listing Rules and the terms of the 2026 Share Scheme, if Awards granted to a substantial shareholder or an independent non-executive Director (or any of their respective associates) would result in the Shares issued and to be issued upon exercise of all Awards already granted and to be granted (including Awards vested, cancelled and outstanding) to such person under the 2026 Share Scheme or any other schemes of the Company in the 12 month period up to and including the date of such grant representing in aggregate over 0.1% of the Shares in issue, such further grant of Awards must be approved by the independent Shareholders at general meeting.

LETTER FROM THE BOARD

Accordingly, the Proposed Grant is conditional on the independent Shareholders’ approval at the EGM, while each of Dr. Peng and Dr. Lou and their respective associates and all core connected persons of the Company shall abstain from voting in favour at the EGM to be convened by the Company. As at the Latest Practicable Date, (i) Dr. Peng and his associates held in aggregate 60,000,000 Class B Ordinary Shares; and (ii) Dr. Lou and his associates held in aggregate 191,025 Class A Ordinary Shares and 21,088,770 Class B Ordinary Shares. Except as disclosed above, no other Shareholder is required to abstain from voting in respect of any of the resolutions to be proposed at the EGM.

7.	THE EGM AND THE CLASS MEETINGS AND PROXY ARRANGEMENT

The Class B Meeting, Class A Meeting and EGM will be held at 1/F, Building 8, Phase II, Datang Industrial Park, Huangge Town, Nansha District, Guangzhou, Guangdong Province, PRC on Thursday, April 2, 2026. The Class B Meeting will commence at 10:00 a.m. (Beijing time); the Class A Meeting will commence at 10:30 a.m. (Beijing time), or shortly after the Class B Meeting is concluded; and the EGM will commence at 11:00 a.m. (Beijing time), or shortly after the Class A Meeting is concluded.

The Notices of EGM, Class A Meeting, and Class B Meeting are enclosed and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://ir.pony.ai/).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are entitled to attend the Class Meetings and EGM in person. Holders of the ADSs as of the close of business on the ADS Record Date (New York time) are entitled to submit your voting instructions to Deutsche Bank Trust Company Americas. Whether or not you propose to attend and vote at the said meetings, please complete, sign, date, and return the accompanying proxy forms to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to Deutsche Bank Trust Company Americas (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy forms not less than 48 hours before the time appointed for the Class Meetings and EGM at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong; and Deutsche Bank Trust Company Americas must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A ordinary shares represented by your ADSs to be cast at the Class A Meeting and EGM.

The resolutions to be proposed at the Class Meetings and EGM will be voted by way of poll in accordance with the Hong Kong Listing Rules.

LETTER FROM THE BOARD

8.	RECOMMENDATIONS

The Board considers that the above-mentioned resolutions regarding the proposed amendment of the Memorandum and Articles of Association, the proposed adoption of the 2026 Share Scheme, the proposed grant of a general mandate to issue Shares and/or ADSs, the proposed grant of a general mandate to repurchase Shares and/or ADSs and the Proposed Grant are in the best interests of the Company and the Shareholders as a whole and accordingly the Directors recommend you to vote in favor of the said resolutions to be proposed at the EGM, the Class A Meeting and the Class B Meeting respectively.

9.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement in this circular or this circular misleading.

10.	FURTHER INFORMATION

Your attention is drawn to the information set out in the appendices to this circular.

By Order of the Board Pony AI Inc. Dr. Jun Peng Chairman of the Board and Chief Executive Officer

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

THE COMPANIES ACT (AS AMENDED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
~~NINTH~~TENTH AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION
OF

PONY AI INC.

(As adopted by a special resolution passed on ~~September 3, 2024, and effective~~
~~immediately prior to the completion of the Company’s initial public offering of ADSs representing its Class A Ordinary Shares)~~[•], and effective on [•])

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

THE COMPANIES ACT (AS AMENDED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
~~NINTH~~TENTH AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION
OF
PONY AI INC.

(As adopted by a special resolution passed on ~~September 3, 2024,~~[•], and effective ~~immediately prior to the completion of the Company’s initial public offering of ADSs representing its Class A Ordinary Shares)~~on [•])

1.	The name of the Company is Pony AI Inc..

2.	The Registered Office of the Company shall be at the offices of ~~Osiris International Cayman~~Walkers Corporate Limited, ~~Suite #4-210, Governors Square, 23 Lime Tree Bay~~190 Elgin Avenue, ~~PO Box 32311~~George Town, Grand Cayman KY1-~~1209~~9008, Cayman Islands, or at such other place as the Directors may from time to time decide.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act (As Amended) or as the same may be revised from time to time, or any other Law of the Cayman Islands.

4.	The Company has unrestricted corporate capacity. Without limitation to the foregoing, as provided by Section 27(2) of the Companies Act (As Amended), the Company has and is capable of exercising all of the functions of a natural Person of full capacity irrespective of any question of corporate benefit.

5.	The liability of each Member is limited to the amount from time to time unpaid on such Member’s Shares.

6.	The authorized share capital of the Company is US$300,000.00 divided into 600,000,000 ordinary shares of par value of US$0.0005 each, comprising (a) ~~498~~518,911,230 Class A Ordinary Shares of par value of US$0.0005 each (the “Class A Ordinary Shares”), and (b) 81,088,770 Class B Ordinary Shares of par value of US$0.0005 each (the “Class B Ordinary Shares~~”), and (c) 20,000,000 shares of par value of US$0.0005 each of such Class or Classes (however designated) as the Board may determine in accordance with the Memorandum and these Articles.~~”). Subject to the Statute and these Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorized share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of Shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

7.	If the Company is registered as exempted, its operations will be carried on subject to the provisions of Section 174 of the Companies Act (As Amended) and, subject to the provisions of the Companies Act (As Amended) and the Articles of Association of the Company, it shall have the power to register by way of continuation as a body corporate limited by shares under the Laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

8.	Capitalised terms that are not defined in this Memorandum of Association bear the same meaning as those given in the Articles of Association of the Company.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

THE COMPANIES ACT (AS AMENDED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
~~NINTH~~TENTH AMENDED AND RESTATED
ARTICLES OF ASSOCIATION
OF
PONY AI INC.

(As adopted by a special resolution passed on ~~September 3, 2024,~~[•], and effective ~~immediately prior to the completion of the Company’s initial public offering of ADSs representing its Class A Ordinary Shares)~~on [•])

INTERPRETATION

1.	In these Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“ADS”	means an American Depositary Share representing Class A Ordinary Share(s).

“Affiliate”	means, in respect of a Person, any other Person that, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such Person, and (i) in the case of a natural Person, shall include such Person’s spouse, parents, children, siblings, mother-in-law, father-in-law, brothers-in-law and sisters-in-law, a trust for the benefit of any of the foregoing, and a corporation, partnership or any other entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any other entity or any natural Person, which directly or indirectly through one or more intermediaries, Controls, is controlled by, or is under common Control with, such entity.

“Articles”	means these articles of association of the Company, as amended and altered from time to time.

“Audit Committee”	means the audit committee of the Company formed by the Board pursuant hereto, or any successor audit committee.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

“Auditor”	means the Person for the time being performing the duties of auditor of the Company (if any).

“Beneficial Ownership”	shall have the meaning defined in Rule 13d-3 under the U.S. Securities Exchange Act of 1934, as amended.

“Board” or “Board of Directors”	means the board of directors of the Company.

“Business Day”	means any day that is not a Saturday, Sunday, legal holiday or other day on which commercial banks are required or authorized by law to be closed in the PRC, the Hong Kong Special Administrative Region, the United States or the Cayman Islands.

“Chairman”	means the chairman of the Board.

“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company.

“Class A Ordinary Share”	means a class A ordinary share of par value of US$0.0005 each in the share capital of the Company having the rights set out in these Articles.

“Class B Ordinary Share”	means a class B ordinary share of par value of US$0.0005 each in the share capital of the Company having the rights set out in these Articles.

“Co-Founder(s)”	means Dr. Jun PENG and Dr. Tiancheng LOU, each of whom, a “Co-Founder”.

“Commission”	means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

“Communication Facilities”	means video, video-conferencing, internet or online conferencing applications, telephone or teleconferencing and/or any other video communications, internet or online conferencing application or telecommunications facilities by means of which all Persons participating in a meeting are capable of hearing and being heard by each other.

“Companies Ordinance”	means Companies Ordinance (Cap. 622 of the Laws of Hong Kong), as amended from time to time.

“Company”	means Pony AI Inc., a Cayman Islands exempted company.

“Company’s Website”	means the main corporate/investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed with the Commission by the Company or which has otherwise been notified to Members.

“Compliance Adviser”	shall have the meaning given to it in the Hong Kong Listing Rules.

“Control”	for the purpose of the defined terms of “Affiliate”, “Family Member” and “Subsidiary” only, means, in relation to any Person, the power or authority, whether exercised or not, to direct the business, management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; provided, that such power or authority shall conclusively be presumed to exist upon possession of Beneficial Ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the members or shareholders of such Person or power to Control the composition of a majority of the board of directors of such Person; the terms “Controlled” and “Controlling” have meanings correlative to the foregoing.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

“Corporate Governance Committee”	means the corporate governance committee of the Board established in accordance with Article 140C.

“Corporate Governance Report”	means the corporate governance report to be included in the Company’s annual reports or summary financial reports, if any, in accordance with the Hong Kong Listing Rules.

“Designated Stock Exchange”	means (i) the stock exchange in the United States on which any Shares or ADSs are listed for trading, or (ii) the Hong Kong Stock Exchange on which any Shares are listed for trading.

“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares or ADSs on ~~the~~any Designated Stock Exchange and for the avoidance of doubt, include the Hong Kong Listing Rules.

“Director”	means a director serving on the Board for the time being of the Company and shall include an alternate Director appointed in accordance with these Articles.

“Director Holding Vehicle”	means a partnership, trust, private company or other vehicle wholly-owned and wholly-controlled by a Co-Founder, where (a) in the case of a partnership, the terms of which must expressly specify that the voting rights attached to any and all of the Shares held by such partnership are solely dictated by the Co-Founder, (b) in the case of a trust, (i) the Co-Founder must in substance retain an element of control of the trust and any immediate holding companies of any and all of the Shares held by such trust; and (ii) the purpose of the trust must be for estate planning and/or tax planning purposes; or (c) in the case of a private company or other vehicle, the Co-Founder or a trust referred to in (b) above must wholly own and control that vehicle at all relevant times.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

“electronic”	shall have the meaning given to it in the Electronic Transactions Act.

“electronic communication”	means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board.

“Electronic Record”	has the same meaning as given in the Electronic Transactions Act.

“Electronic Transactions Act”	means the Electronic Transactions Act (As Amended) of the Cayman Islands and any statutory amendment or re-enactment thereof.

“Family Member”	means, with respect to any natural Person, (a) such Person’s spouse, parents, siblings and other individuals living in the same household and (b) estates, trusts, partnerships and other Persons which directly or indirectly through one or more intermediaries are Controlled by the foregoing.

~~“Co-Founder(s)”~~	~~means Mr. Jun PENG and Mr. Tiancheng LOU~~

“Government Authority”	means any national, provincial, municipal or local government, administrative or regulatory body or department, court, tribunal, arbitrator or anybody that exercises the function of a regulator.

“Hong Kong Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

“Hong Kong Stock Exchange”	means The Stock Exchange of Hong Kong Limited.

“HKSCC”	means the Hong Kong Securities Clearing Company Limited including, where the context so requires, its agents, nominees, representatives, officers and employees.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

“Hybrid Meeting”	means any general meeting of the Members (or any meeting of the holders of any Class of Shares) at which the Members (and any other permitted participants of such meeting, including without limitation the chairperson of the meeting and any Directors) are permitted to attend and participate by (i) physical attendance at the Principal Meeting Place and where applicable, one or more Meeting Locations, and (ii) virtual attendance by means of Communication Facilities.

“Independent Director”	means a Director who is an independent director as defined in the Designated Stock Exchange Rules, as determined by the Board.

“Independent Non-executive Director”	means a Director recognized as such by the relevant code, rules and regulations applicable to companies listed on the Hong Kong Stock Exchange.

“Law”	means any federal, state, territorial, foreign or local law, common law, statute, ordinance, rule, regulation, code, measure, notice, circular, opinion or order of any Government Authority, including any rules promulgated by a stock exchange or regulatory body.
~~“Independent Director”~~“Meeting Location(s)”	~~means a Director who is an independent director as defined in the Designated Stock Exchange Rules, as determined by the Board.~~has the meaning given to it in Article 74.

“Member”	means a Person for the time being duly registered in the Register of Members as a holder of Shares.

“Memorandum”	means the memorandum of association of the Company, as amended and altered from time to time.

“Nominating and Corporate Governance Committee”	shall have the meaning ascribed to it under Article 140A.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

“Nomination Committee”	means the nomination committee of the Board established in accordance with Article 140A.

“Non-independent Director”	means a Director who is not an Independent Director.

“Ordinary Resolution”	a Members resolution passed either (i) as a written resolution signed by all Members entitled to vote, or (ii) at a general meeting of Members by the affirmative vote of not less than a simple majority of all votes, cast by such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at such general meeting (of which notice has been duly given).

“Ordinary Shares”	means the Class A Ordinary Shares and the Class B Ordinary Shares, collectively.

“Person”	means any individual, sole proprietorship, partnership, limited partnership, limited liability company, firm, joint venture, estate, trust, unincorporated organization, association, corporation, institution, public benefit corporation, entity or Government Authority or other enterprise or entity of any kind or nature.

“Physical Meeting”	means any general meeting of the Members (or any meeting of the holders of any Class of Shares) at which the Members (and any other permitted participants of such meeting, including without limitation the chairperson of the meeting and any Directors) physically attending and participate in the general meeting at the Principal Meeting Place and/or where applicable, one or more Meeting Locations.

“PRC”	means the People’s Republic of China, but solely for purposes hereof excludes the Hong Kong Special Administrative Region, the Macau Special Administrative Region and the island of Taiwan.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

“Present”

shall mean, in respect of any Person, such Person’s presence at a general meeting of members, which may be satisfied by means of such Person or, if a corporation or other non-natural Person, its duly authorised representative (or, in the case of any member, a proxy which has been validly appointed by such member in accordance with these Articles), being:

(a)       physically present at the meeting; or

(b)       in the case of any meeting at which Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Communication Facilities.

“Principal Meeting Place”	has the meaning given to it in Article 71.

“Register of Members”	means the register maintained in accordance with the Statute and includes (except where otherwise stated) any duplicate Register of Members.

“Registered Office”	means the registered office for the time being of the Company.

“Seal”	means the common seal of the Company and includes every duplicate seal.

“Securities Act”	means the Securities Act of 1933 of the United States of America, as amended, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

“Secretary”	means any natural Person, firm or corporation appointed by the Board to perform any of the duties of secretary of the Company and includes any assistant, deputy, temporary or acting secretary.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

“Share” and “Shares”	means a share in the capital of the Company, and includes an Ordinary Share. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt, in these Articles the expression “Share” shall include a fraction of a Share.

“Share Premium Account”	means the share premium account established in accordance with these Articles and the Statute.

“signed”	means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a Person with the intent to sign the electronic communication.

“Special Resolution”	~~has the same meaning as in the Statute, and includes an unanimous written resolution of the Members.~~shall have the same meaning as ascribed thereto in the Statute and for this purpose, the requisite majority shall be not less than three-fourths of the votes of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given, and shall include a special resolution passed pursuant to Article 75.

“Statute”	means the Companies Act (As Amended) of the Cayman Islands as amended and every statutory modification or re-enactment thereof for the time being in effect.

“Subsidiary”	means, with respect to any given Person, any other Person that is Controlled directly or indirectly by such given Person.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

“Treasury Shares”	means shares of the Company that were previously issued but were purchased, redeemed, surrendered or otherwise acquired by the Company and not cancelled.

“US$”	means the lawful money of the United States of America.

“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction.

“Virtual Meeting”	means any general meeting of the Members (or any meeting of the holders of any Class of Shares) at which the Members (and any other permitted participants of such meeting, including without limitation the chairperson of the meeting and any Directors) are permitted to attend and participate solely by means of Communication Facilities.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

2.	In these Articles:

2.1.	words importing the singular number include the plural number and vice versa;

2.2.	words importing the masculine gender include the feminine gender;

2.3.	words importing persons include corporations;

2.4.	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

2.5.	any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication;

~~2.5.~~2.6.	references to provisions of any Law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced from time to time;

~~2.6.~~2.7.	any phrase introduced by the terms “including,” “include,” “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

~~2.7.~~2.8.	the term “voting power” refers to the number of votes attributable to the Shares in accordance with the terms of the Memorandum and Articles;

~~2.8.~~2.9.	the term “or” is not exclusive;

~~2.9.~~2.10.	the term “including” will be deemed to be followed by, “but not limited to”;

~~2.10.~~2.11.	the terms “shall”, “will”, and “agrees” are mandatory, and the term “may” is permissive;

~~2.11.~~2.12.	the term “day” means “calendar day” (unless the term “Business Day” is used), and “month” means calendar month;

~~2.12.~~2.13.	the phrase “directly or indirectly” means directly, or indirectly through one or more intermediate Persons or through contractual or other arrangements, and “direct or indirect” has the correlative meaning;

~~2.13.~~2.14.	references to any documents shall be construed as references to such document as the same may be amended, supplemented, superseded, replaced or novated from time to time;

~~2.14.~~2.15.	when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to these Articles, the date that is the reference date in calculating such period shall be excluded;

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

~~2.15.~~2.16.	“fully-diluted” or any variation thereof means all of the issued and outstanding Shares, treating the maximum number of Shares issuable under any issued and outstanding convertible securities and all Shares reserved for issuance under any of the Company’s share incentive plans or employee stock incentive plans as issued and outstanding;

~~2.16.~~2.17.	references to “in the ordinary course of business” and comparable expressions mean the ordinary and usual course of business of the relevant party, consistent in all material respects (including nature and scope) with the prior practice of such party;

~~2.17.~~2.18.	all references to dollars or to “US$” are to currency of the United States of America and all references to RMB are to currency of the PRC (and each shall be deemed to include reference to the equivalent amount in other currencies);

~~2.18.~~2.19.	if any payment hereunder would have been, but for this Article, due and payable on a date that is not a Business Day, then such payment shall instead be due and payable on the first Business Day after such date;

~~2.19.~~2.20.	headings are inserted for reference only and shall be ignored in construing these Articles; ~~and~~

2.21.	a reference to a meeting shall mean a meeting convened and held in any manner permitted by these Articles and any Member or Director attending and participating at a meeting by means of Communication Facilities shall be deemed to be present at that meeting for all purposes of the Companies Act and these Articles, and attend, participate, attending, participating, attendance and participation shall be construed accordingly;

2.22.	references to a person’s participation in the business of a general meeting include without limitation and as relevant the right (including, in the case of a corporation, through a duly authorised representative) to speak or communicate, vote, be represented by a proxy and have access in hard copy or electronic form to all documents which are required by the Companies Act or these Articles to be made available at the meeting, and participate and participating in the business of a general meeting shall be construed accordingly;

2.23.	where a Member is a corporation, any reference in these Articles to a Member shall, where the context requires, refer to a duly authorised representative of such Member; and

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

2.20.2.24.	Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

SHARE CAPITAL

3.	The authorized share capital of the Company is US$300,000 divided into 600,000,000 ordinary shares of par value of US$0.0005 each, comprising (a) ~~498~~518,911,230 Class A Ordinary Shares of par value of US$0.0005 each, and (b) 81,088,770 Class B Ordinary Shares of par value of US$0.0005 each~~, and (c) 20,000,000 shares of par value of US$0.0005 each of such Class or Classes (however designated) as the Board may determine in accordance with the Memorandum and these Articles~~; subject to any alteration of share capital effected pursuant to Articles 56 to 58.

4.	Subject to the Statute, the Memorandum and these Articles and, where applicable, Designated Stock Exchange Rules and/or the rules of any competent regulatory authority, any power of the Company to purchase or otherwise acquire its own Shares shall be exercisable by the Board in such manner, upon such terms and subject to such conditions as it thinks fit.

SHARES

5.	Subject to the Statute, these Articles ~~and, where applicable, the Designated Stock Exchange Rules~~, compliance with the Hong Kong Listing Rules (and only to such extent permitted thereby) and any applicable rules and regulations of authorities of places where the securities of the Company are listed (and to any direction that may be given by the Company in general meeting) and without prejudice to any rights attached to any existing Shares, the Directors may in their absolute discretion and without the approval of the Members, cause the Company to:

(a).	allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise, to such Persons, at such times and on such other terms as they think proper;

(b).	grant rights over Shares or other securities to be issued in one or more Classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper; and

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

(c).	issue options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any Class of Shares or securities in the capital of the Company on such terms as it may from time to time determine.

6.	~~The Directors may authorize the division of Shares into any number of Classes and the different Classes shall be authorized, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Board or by an Ordinary Resolution. The~~Subject to these Articles, compliance with the Hong Kong Listing Rules (and only to such extent permitted thereby), the Code on Takeovers and Mergers approved by the Securities and Futures Commission of Hong Kong and any applicable rules and regulations of authorities of places where the securities of the Company are listed, and on the conditions that (x) no new class of Shares with voting rights superior to Class A Ordinary Shares will be created and (y) any variation in the relative rights as between the different classes will not result in the creation of new class of shares with voting rights superior to those of Class A Ordinary Shares, the Directors may issue from time to time, out of the authorized share capital of the Company, preferred shares ~~with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares,~~ at such time and on such terms as they may think appropriate in their absolute discretion and without approval of the Members; provided, however, before any preferred shares of any such series are issued, the Board may by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

(a).	the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b).	whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c).	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any Shares of any other Class or any other series of Shares;

(d).	whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

(e).	whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Members upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of Shares of any other Class or any other series of Shares;

(f).	whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g).	whether the preferred shares of such series shall be convertible into, or exchangeable for, Shares of any other Class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h).	the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing Shares or Shares of any other Class of Shares or any other series of preferred shares;

(i).	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional Shares, including additional Shares of such series or of any other Class of Shares or any other series of preferred shares; and

(j).	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued.

7.	Neither the Company nor the Board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of Shares, to make, or make available, any such allotment, offer, option or Shares to Members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Board, be unlawful or impracticable. Members affected as a result of the foregoing sentence shall not be, or be deemed to be, a separate Class of Members for any purpose whatsoever. Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any Class or series of preferred shares, no vote of the holders of preferred shares or Ordinary Shares shall be a prerequisite to the issuance of any Shares of any Class or series of the preferred shares authorized by and complying with the conditions of the Memorandum and these Articles.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

8.	The Company shall not issue Shares to bearer.

9.	The Company may in connection with the issue of any Shares exercise all powers of paying commissions and brokerage conferred or permitted by Law. Such commissions and brokerage may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other.

10.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

FRACTIONAL SHARES

11.	The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Member such fractions shall be accumulated.

REGISTER OF MEMBERS

12.	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute. Any register maintained in Hong Kong shall during normal business hours (subject to such reasonable restrictions as the Board may impose) be open for inspection by a Member without charge and such other person on payment of a fee of such amount not exceeding the maximum amount as may from time to time be permitted under the Hong Kong Listing Rules as the Board may determine for each inspection, provided that the Company may be permitted to close the register on terms equivalent to section 632 of the Companies Ordinance.

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

13.	For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any dividend, or in order to make a determination of Members for any other purpose, subject to these Articles, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not ~~in any case~~ exceed ~~forty (40)~~thirty (30) calendar days. If the Register of Members shall be closed for the purpose of determining Members entitled to notice of, or to vote at, a meeting of Members, the ~~Register of Members shall be closed for at least ten (10) calendar days immediately preceding the meeting and the~~ record date for such determination shall be the date of closure of the Register of Members.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

14.	In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any dividend or in order to make a determination of Members for any other purpose.

15.	If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a dividend, the date on which notice of the meeting is sent or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

CERTIFICATES FOR SHARES

16.	A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other Person authorized by the Directors. The Directors may authorise certificates to be issued with the authorized signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to these Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

17.	No certificate shall be issued representing Shares of more than one Class.

18.	The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one Person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them. In the event that Shares are held jointly by several Persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

19.	Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act. Every share certificate shall prominently include the words “A company controlled through weighted voting rights” or such language as may be specified by the Hong Kong Stock Exchange from time to time, and specify the number and class of shares in respect of which it is issued and the amount paid thereon or the fact that they are fully paid, as the case may be, and may otherwise be in such form as the Board may from time to time prescribe subject to the Hong Kong Listing Rules.

20.	Share certificates shall be issued within the relevant time limit as prescribed by Law or as the Designated Stock Exchange may from time to time determine, whichever is the shorter, after allotment or, except in the case of a transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgment of a transfer with the Company.

21.	(1)	Upon every transfer of Shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued to the transferee in respect of the Shares transferred to him at such fee as is provided in paragraph (2) of this Article. If any of the Shares included in the certificate so given up shall be retained by the transferor a new certificate for the balance shall be issued to him at the aforesaid fee payable by the transferor to the Company in respect thereof.

(2)	The fee referred to in paragraph (1) above shall be an amount not exceeding the relevant maximum amount as the Designated Stock Exchange may from time to time determine provided that the Board may at any time determine a lower amount for such fee.

22.	If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

REDEMPTION, REPURCHASE AND SURRENDER

23.	Subject to the provisions of the Statute and these Articles, the Company may:

(a).	issue Shares that are to be redeemed or are liable to be redeemed at the option of a Member or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares, by the Board;

(b).	purchase Shares (including any redeemable Shares) in such manner and upon such terms as have been approved by the Board, or are otherwise authorized by these Articles~~; and;~~ provided always that any such purchase shall only be made in accordance with any relevant code, rules or regulations issued by the Hong Kong Stock Exchange or the Securities and Futures Commission of Hong Kong from time to time in force; and

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

(c).	make a payment in respect of the redemption or purchase of Shares in any manner permitted by the Statute, including out of capital.

24.	The purchase of any Share shall not oblige the Company to purchase any other Share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

25.	The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

26.	The Directors may accept the surrender for no consideration of any fully paid Share.

TREASURY SHARES

27.	~~The Board may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a treasury share. The Board may determine to cancel a treasury share or transfer a treasury share on such terms as it thinks proper (including, without limitation, for nil consideration).~~ Shares that the Company purchases, redeems or acquires (by way of surrender or otherwise) may, at the option of the Company, be cancelled immediately or held as Treasury Shares in accordance with the Statute and the Listing Rules. In the event that the Directors do not specify that the relevant Shares are to be held as Treasury Shares, such Shares shall be cancelled.

27A.	No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to members on a winding up) may be declared or paid in respect of a Treasury Share.

27B.	The Company shall be entered in the Register of Members as the holder of the Treasury Shares provided that:

(a)	the Company shall not be treated as a member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void; and

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

(b)	a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of the Listing Rules, these Articles or the Statute, save that an allotment of Shares as fully paid bonus shares in respect of a Treasury Share is permitted and Shares allotted as fully paid bonus shares in respect of a treasury share shall be treated as Treasury Shares.

27C.	Treasury Shares may be disposed of by the Company on such terms and conditions as determined by the Directors in accordance with the provisions of these Articles and the Listing Rules.

NON RECOGNITION OF TRUSTS

28.	The Company shall not be bound by or compelled to recognize in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by these Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the registered holder.

LIEN ON SHARES

29.	The Company shall have a first and paramount lien and charge on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other Person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien (if any) thereon. The Company’s lien (if any) on a Share shall extend to all dividends or other monies payable in respect thereof.

30.	The Company may sell, in such manner as the Board thinks fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen (14) calendar days after a notice in writing stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder or holders for the time being of the Share, or the Person, of which the Company has notice, entitled thereto by reason of his death or bankruptcy.

31.	To give effect to any such sale, the Board may authorize some Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound by the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

32.	The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable and the residue, if any, shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

33.	The Directors may from time to time make calls upon the Members in respect of any monies unpaid on their Shares (whether on account of the nominal value of the Shares or by way of premium or otherwise) and not by the conditions of allotment thereof made payable at fixed terms, provided that no call shall be payable at less than one (1) month from the date fixed for the payment of the last preceding call, and each Member shall (subject to receiving at least fourteen (14) calendar days’ notice specifying the time or times of payment) pay to the Company at the specified time or times the amount called on the Shares. A call may be revoked or postponed as the Board may determine. A call may be made payable by installments.

34.	A call shall be deemed to have been made at the time when the resolution of the Directors authorizing such call was passed.

35.	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

36.	If a sum called in respect of a Share is not paid before or on a day appointed for payment thereof, the Persons from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate as the Board may determine, but the Board shall be at liberty to waive payment of such interest either wholly or in part.

37.	Any sum which by the terms of issue of a Share becomes payable on allotment or at any fixed date, whether on account of the nominal value of the Share or by way of premium or otherwise, shall for the purposes of these Articles be deemed to be a call duly made, notified and payable on the date on which by the terms of issue the same becomes payable, and in the case of non-payment, all the relevant provisions of these Articles as to payment of interest forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

38.	Directors may, on the issue of Shares, differentiate between the holders as to the amount of calls or interest to be paid and the time of payment.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

39.	The Board may, if it thinks fit, receive from any Member willing to advance the same, all or any part of the monies uncalled and unpaid upon any Shares held by him, and upon all or any of the monies so advanced may (until the same would but for such advances, become payable) pay interest at a rate as may be agreed upon between the Board and the Member paying such sum in advance. No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES

40.	If a Member fails to pay any call or installment of a call or to make any payment required by the terms of issue on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of the call, installment or payment remains unpaid, give notice requiring payment of any part of the call, installment or payment that is unpaid, together with any interest which may have accrued and all expenses that have been incurred by the Company by reason of such non-payment. Such notice shall name a day (not earlier than the expiration of fourteen (14) calendar days from the date of giving of the notice) on or before which the payment required by the notice is to be made, and shall state that, in the event of non-payment at or before the time appointed the Shares in respect of which such notice was given will be liable to be forfeited.

41.	If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited Share and not actually paid before the forfeiture.

42.	A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Board thinks fit, and at any time before a sale or disposition, the forfeiture may be cancelled on such terms as the Board sees fit.

43.	A Person whose Shares have been forfeited shall cease to be a Member in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all monies which, at the date of forfeiture, were payable by him to the Company in respect of the Shares together with interest thereon, but his liability shall cease if and when the Company shall have received payment in full of all monies whenever payable in respect of the Shares.

44.	A certificate in writing under the hand of one (1) Director or the Secretary of the Company that a Share in the Company has been duly forfeited on a date stated in the declaration shall be conclusive evidence of the fact stated therein as against all Persons claiming to be entitled to the Share. The Company may receive the consideration given for the Share on any sale or disposition thereof and may execute a transfer of the Share in favor of the Person to whom the Share is sold or disposed of and he shall thereupon be registered as the holder of the Share and shall not be bound by the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

45.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the nominal value of the Share or by way of premium as if the same had been payable by virtue of a call duly made and notified.

REGISTRATION OF EMPOWERING INSTRUMENTS

46.	The Company shall be entitled to charge a fee not exceeding US$1.00 on the registration of every probate, letter of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

TRANSFER OF SHARES

47.	Subject to these Articles, any Member may transfer all or any of his Shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or a central depository house or its nominee(s), by hand or by machine imprinted signature on behalf of it (or any successor thereto) or by such other manner of execution as the Board may approve from time to time.

48.	The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve which is consistent with the standard form of transfer as prescribed by the Designated Stock Exchange and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Member until the name of the transferee is entered in the Register of Members in respect of the relevant Shares.

49.	The Directors shall register any transfer of Shares except where holders proposing or effecting the transfers of the Shares are subject to binding written agreements with the Company or applicable Laws which restrict the transfer of the Shares held by such holders and such holders have not complied with the terms of such agreements or the restrictions have not been waived in accordance with their terms, or such applicable Law, as the case may be. ~~If the Directors refuse to register a transfer they shall notify the transferee within five (5) Business Days of such refusal, providing a detailed explanation of the reason therefor. Notwithstanding the foregoing, if a transfer complies with the holder’s transfer obligations and restrictions set forth in agreements with the Company, the Directors shall register such transfer.~~

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

50.	The Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a lien. The Directors may also decline to register any transfer of any Share unless:

(a).	the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(b).	the instrument of transfer is in respect of only one Class of Shares;

(c).	the instrument of transfer is properly stamped, if required;

(d).	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; and

(e).	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board may from time to time require, is paid to the Company in respect thereof.

51.	The registration of transfers may, after compliance with any notice required by the Designated Stock Exchange Rules, be suspended and the Register of Members closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register of Members closed for more than thirty (30) calendar days in any calendar year.

52.	All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within two calendar months after the date on which the instrument of transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

TRANSMISSION OF SHARES

53.	If a Member dies, the survivor or survivors where such Member was a joint holder, and his or her legal personal representatives where such Member was a sole holder, shall be the only Persons recognised by the Company as having any title to such Member’s interest. The estate of a deceased Member is not thereby released from any liability in respect of any Share that had been jointly held by such Member.

54.	Any Person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may from time to time be required by the Directors, elect either to become the holder of the Share or to have some Person nominated by him or her as the transferee.

55.	If the Person so becoming entitled shall elect to be registered as the holder, such Person shall deliver or send to the Company a notice in writing signed by such Person stating that he or she so elects.

AMENDMENTS OF MEMORANDUM AND ARTICLES OF ASSOCIATION AND ALTERATION OF CAPITAL

56.	Subject to the provisions of the Statute and the provisions of these Articles, the Company may from time to time by an Ordinary Resolution:

(a).	increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b).	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c).	divide its Shares into several Classes ~~and, without prejudice to any special rights previously conferred on the holders of existing Shares, attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting, as the Directors may determine~~; provided always that, for the avoidance of doubt, where a Class of Shares has been authorized by the Company, no resolution of the Company in general meeting is required for the issuance of Shares of that Class and the Directors may issue Shares of that Class ~~and determine such rights, privileges, conditions or restrictions attaching thereto as aforesaid, and further provided that where the Company issues Shares which do not carry voting rights, the words “non-voting” shall appear in the designation of such Shares and where the equity capital includes Shares with different voting rights, the designation of each Class of Shares, other than those with the most favorable voting rights, must include the words “restricted voting” or “limited voting”~~;

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

(d).	subdivide its Shares, or any of them, into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value (subject, nevertheless, to Law~~), and may by such resolution determine that, as between the holders of the Shares resulting from such sub-division, one or more of the Shares may have any such preferred, deferred or other rights or be subject to any such restrictions as compared with the other or others as the Company has power to attach to unissued or new Shares~~);

(e).	cancel any Shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled or, in the case of Shares without par value, diminish the number of Shares into which its capital is divided; and

(f).	perform any action not required to be performed by Special Resolution.

57.	All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital. The Board may settle as it considers expedient any difficulty which arises in relation to any consolidation and division under the preceding Article and in particular but without prejudice to the generality of the foregoing may issue certificates in respect of fractions of Shares or arrange for the sale of the Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Board may authorize some Person to transfer the Shares representing fractions to their purchaser or resolve that such net proceeds be paid to the Company for the Company’s benefit. Such purchaser will not be bound to see to the application of the purchase money nor will his title to the Shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

58.	Subject to the provisions of the Statute and the provisions of these Articles, the Company may from time to time by Special Resolution:

(a).	change its name;

(b).	alter, amend or add to these Articles, however framed;

(c).	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein, however framed; and

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

(d).	reduce its share capital and any capital redemption reserve fund in any manner authorized by Law.

SHARE RIGHTS

59.	The rights and restrictions attaching to the Ordinary Shares are as follows:

(a).	Income

Holders of Ordinary Shares shall be entitled to such dividends as the Directors may in their absolute discretion lawfully declare from time to time.

(b).	Capital

Holders of Ordinary Shares shall be entitled to a return of capital on liquidation, dissolution or winding-up of the Company (other than on a conversion, redemption or purchase of Shares, or an equity financing or series of financings that do not constitute the sale of all or substantially all of the Shares of the Company).

(c).	Attendance at General Meetings and Voting

Holders of Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings (including extraordinary general meetings) of the Company~~. Holders~~ except where they are required by the Hong Kong Listing Rules to abstain from voting to approve the matter under consideration. Subject to Article 82A, holders of Ordinary Shares shall, at all times, vote together as one Class on all matters submitted to a vote by the Members. Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general meetings (including annual and extraordinary general meetings) of the Company and each Class B Ordinary Share shall be entitled to ten (10) votes on all matters subject to vote at general meetings (including annual and extraordinary general meetings) of the Company.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

(d).	Conversion

~~(i)~~	~~Each Class B Ordinary Share is convertible into one (1) fully paid Class A Ordinary Share at any time by the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.~~

~~(ii)~~(i)	Subject to ~~these Articles,~~the Hong Kong Listing Rules or Law, each Class B Ordinary Share shall be automatically converted into one Class A Ordinary Share upon the occurrence of any of the following events:

(a)	the death of the holder of such Class B Ordinary Share (or, where the holder is a Director Holding Vehicle, the death of the Co-Founder holding and controlling such Director Holding Vehicle);

(b)	the holder of such Class B Ordinary Share ceasing to be a Director or a Director Holding Vehicle for any reason;

(c)	the holder of such Class B Ordinary Share (or, where the holder is a Director Holding Vehicle, the Co-Founder holding and controlling such Director Holding Vehicle) being deemed by the Hong Kong Stock Exchange to be incapacitated for the purpose of performing his duties as a Director;

(d)	the holder of such Class B Ordinary Share (or, where the holder is a Director Holding Vehicle, the Co-Founder holding and controlling such Director Holding Vehicle) being deemed by the Hong Kong Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules; or

(e)	any direct or indirect sale, transfer, assignment, or disposition of ~~Class B Ordinary Shares by a holder thereof to any Person which is not an Affiliate of each Co-Founder, or upon a change of Beneficial Ownership of any~~ the beneficial ownership of, or economic interest in, such Class B Ordinary ~~Shares as a result of which any Person who is not an Affiliate of each Co-Founder becomes a beneficial owner of such Ordinary Shares,~~ Share or the control over the voting rights attached to such Class B Ordinary ~~Shares shall be automatically and immediately converted into an equal number of Class A Ordinary Shares. For~~Share through voting proxy or otherwise from a Co-Founder or a Director Holding Vehicle to any person, including by reason that a Director Holding Vehicle no longer complies with Rule 8A.18(2) of the Hong Kong Listing Rules (in which case the Company and such Co-Founder or such Director Holding Vehicle must notify the Hong Kong Stock Exchange as soon as practicable with details of the non-compliance), other than a transfer of the legal title to such Class B Ordinary Share by a Co-Founder to a Director Holding Vehicle wholly-owned and wholly controlled by him, or by a Director Holding Vehicle to the Co-Founder holding and controlling it or another Director Holding Vehicle wholly-owned and wholly controlled by such Co-Founder;

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

for the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in the Register of Members; and (ii) the creation of any pledge, charge, encumbrance or other third-party right of whatever description on any Class B Ordinary Shares to secure any contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition ~~for the purpose of this Article~~ unless and until any such pledge, charge, encumbrance or other third-party right is enforced and results in the third party ~~who~~(that is not ~~an Affiliate of each~~ the relevant Co-Founder ~~becoming a~~or the Director Holding Vehicle wholly-owned and wholly controlled by such Co-Founder) holding directly or indirectly, the legal or beneficial ~~owner of~~ownership of, or the voting power (through voting proxies or otherwise) to the relevant Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares~~, and (iii) any sale, transfer, assignment or disposition of any Class B Ordinary Shares by a holder thereof to any Person which is an Affiliate of each Co-Founder shall not trigger the automatic conversion of such Class B Ordinary Shares into Class A Ordinary Shares as contemplated under this Article~~.

(ii)	Each Class B Ordinary Share is convertible into one (1) fully paid Class A Ordinary Share at any time by the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.

(iii)	Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to this Article shall be effected in any manner permitted under Cayman Islands law, including by means of the re-designation, re-classification, and variation of rights of the relevant Class B Ordinary Share as a Class A Ordinary Share together with such rights and restrictions and which shall rank pari passu in all respects with the Class A Ordinary Shares then in issue. Such conversion shall become effective forthwith upon entries being made in the Register of Members to record the re-designation and re-classification of the relevant Class B Ordinary Shares as Class A Ordinary Shares.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

(iv)	Upon conversion, the Company shall allot and issue the relevant Class A Ordinary Shares to the converting Member, enter or procure the entry of the name of the relevant holder of Class B Ordinary Shares as the holder of the relevant number of Class A Ordinary Shares resulting from the conversion of the Class B Ordinary Shares in, and make any other necessary and consequential changes to, the Register of Members and shall procure that certificates in respect of the relevant Class A Ordinary Shares, together with a new certificate for any unconverted Class B Ordinary Shares comprised in the certificate(s) surrendered by the holder of the Class B Ordinary Shares are issued to the holders of the Class A Ordinary Shares and Class B Ordinary Shares.

(v)	Any and all taxes and stamp, issue and registration duties (if any) arising on conversion shall be borne by the holder of Class B Ordinary Shares requesting conversion.

(vi)	Save and except for voting rights and conversion rights as set out in this Article, Class A Ordinary Shares and Class B Ordinary Shares shall rank pari passu and shall have the same rights, preferences, privileges and restrictions.

59A.	The Company shall not take any action (including the issue or repurchase of Shares of any class) that would result in (a) the aggregate number of votes entitled to be cast by all holders of Class A Ordinary Shares (for the avoidance of doubt, excluding those who are also holders of Class B Ordinary Shares) Present at a general meeting to be less than 10% of the votes entitled to be cast by all members at a general meeting; or (b) an increase in the proportion of Class B Ordinary Shares to the total number of Shares in issue.

59B.	No further Class B Ordinary Shares shall be issued by the Company, except with the prior approval of the Hong Kong Stock Exchange and pursuant to (i) an offer to subscribe for Shares made to all the Members pro rata (apart from fractional entitlements) to their existing holdings; (ii) a pro rata issue of Shares to all the Members by way of scrip dividends; or (iii) a Share subdivision or other similar capital reorganization; provided that, each Member shall be entitled to subscribe for (in a pro rata offer) or be issued (in an issue of Shares by way of scrip dividends) Shares in the same class as the Shares then held by him; and further provided that the proposed allotment or issuance will not result in an increase in the proportion of Class B Ordinary Shares in issue, so that:

(a)	if, under a pro rata offer, any holder of Class B Ordinary Shares does not take up any part of the Class B Ordinary Shares or the rights thereto offered to him, such untaken Shares (or rights) shall only be transferred to another person on the basis that such transferred rights will only entitle the transferee to an equivalent number of Class A Ordinary Shares;

(b)	to the extent that rights to Class A Ordinary Shares in a pro rata offer are not taken up in their entirety, the number of Class B Ordinary Shares that shall be allotted, issued or granted in such pro rata offer shall be reduced proportionately; and

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

(c)	where necessary, beneficiaries of Class B Ordinary Shares must use their best endeavours to enable the Company to comply with this Article 59B.

59C.	In the event the Company reduces the number of Class A Ordinary Shares in issue (after deducting Treasury Shares, if any) (for example through a purchase of its own shares), the holders of Class B Ordinary Shares shall reduce their weighted voting rights in the Company proportionately, if the reduction in the number of Class A Ordinary Shares in issue (after deducting Treasury Shares, if any) would otherwise result in an increase in the proportion of Class B Ordinary Shares to the total number of Shares in issue.

59D.	The Company shall not vary the terms of the Class B Ordinary Shares so as to increase the weighted voting rights attached to each Class B Ordinary Share.

59E.	All of the Class B Ordinary Shares in the authorised share capital shall be automatically redesignated into Class A Ordinary Shares in the event all of the Class B Ordinary Shares in issue are converted into Class A Ordinary Shares in accordance with these Articles, or that none of the beneficiaries of Class B Ordinary Shares at the time of the Company’s initial listing on the Hong Kong Stock Exchange have any beneficial ownership of Class B Ordinary Shares, and no further Class B Ordinary Shares shall be issued by the Company.

VARIATION OF RIGHTS OF SHARES

60.	Subject to the provision of these Articles, if at any time the share capital of the Company is divided into different Classes, the rights attached to any Class (unless otherwise provided by the terms of issue of the Shares of that Class) or Shares representing a portion of any Class may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of not less than ~~a majority~~three-fourths of the voting rights of issued Shares of that Class, or with the sanction of a Special Resolution passed at a separate meeting of the holders of the Shares of that Class by Members holding Shares representing three-fourths of the number of issued Shares of that Class Present and voting at such meeting.

61.	For the purpose of the preceding Article, all of the provisions of these Articles relating to general meetings shall apply, to the extent applicable, mutatis mutandis, to every meeting of holders of separate Class of Shares, except that the necessary quorum shall be one or more Persons holding or representing by proxy at least ~~a majority~~one-third of the issued Shares of such Class (excluding Treasury Shares, if any) and that any Member holding Shares of such Class~~, present in person or by proxy,~~ Present may demand a poll.

62.	Subject to the provisions of these Articles, the rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially adversely varied or abrogated by the creation or issue of further Shares ranking pari passu therewith~~, and the rights of the holders of Shares shall not be deemed to be materially adversely varied by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.~~ or subsequent thereto.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

REGISTERED OFFICE

63.	Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office.

GENERAL MEETINGS

64.	All general meetings other than annual general meetings shall be called extraordinary general meetings.

65.	The Company ~~may, but~~ shall ~~not (unless required by the Statute or Designated Stock Exchange Rules) be obliged to~~ hold a general meeting ~~in each calendar year~~ as its annual general meeting ~~and shall specify~~ in each financial year within a period of not more than six months after the end of its financial year (or such longer period as the ~~meeting as such in the notices calling it.~~Hong Kong Stock Exchange may authorise). The annual general meeting of the Company shall be specified as such in the notices calling it, and shall be held at such time and place as the Directors shall appoint. At these meetings, the report of the Directors (if any) shall be presented.

66.	The Chairman or a majority of the Directors may call general meetings, and they shall on a Members’ requisition forthwith proceed to convene an extraordinary general meeting of the Company and such Members may add resolutions to the meeting agenda.

67.	A Members’ requisition is a requisition of Members of the Company holding, on the date of deposit of the requisition in the aggregate, not less than one ~~third~~-tenth (1/10) of ~~all votes attaching to~~ the voting rights, on a one vote per share basis, of the issued ~~and outstanding~~ Shares ~~entitled~~that as at the date of the deposit carry the right to vote at general meetings of the Company ~~as at the date of the requistion.~~(excluding Treasury Shares, if any).

68.	The requisition must state the objects of the meeting and the resolutions to be added to the meeting agenda, and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

69.	If the Directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, the requisitionists, or any of them representing ~~more than fifty percent (50%) of the total voting rights of all of them~~not less than one-tenth (1/10) of the paid up capital of the Company, on a one vote per share basis, which carry the right to vote at general meetings, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three (3) calendar months after the expiration of the said twenty-one (21) calendar days.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

70.	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

71.	~~At least seven (7) Business Days’ notice shall be given of any general meeting unless such notice is waived either before, at or after such meeting by the Members (or their proxies) holding a majority of all votes attaching to the issued and outstanding Shares entitled to attend and vote thereat.~~An annual general meeting of the Company shall be called by not less than twenty-one (21) days’ notice in writing, and a general meeting of the Company, other than an annual general meeting, shall be called by not less than fourteen (14) days’ notice in writing. A meeting of the Company shall notwithstanding that it is called by shorter notice than that specified in this Article be deemed to have been duly called if it can be demonstrated to the Hong Kong Stock Exchange that reasonable written notice can be given in less time, and it is so agreed (a) in the case of a meeting called as the annual general meeting, by all the Members entitled to attend and vote thereat; and (b) in the case of an extraordinary general meeting, by a majority of the Members having a right to attend and vote at the meeting and Present at the meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and shall specify ~~the place, the day and the hour of the meeting and the general nature of the business and shall be given~~(i) the time, date, and agenda of the meeting, (ii) save for a Virtual Meeting, the place of the meeting, and if there is more than one Meeting Location as determined by the Board pursuant to Article 74, the principal place of the meeting (the “Principal Meeting Place”), (iii) if the general meeting is to be a Hybrid Meeting or a Virtual Meeting, the notice shall include a statement to that effect and with details of the Communication Facilities for attendance and participation by electronic means at the meeting or where such details will be made available by the Company prior to the meeting, and (iv) particulars of resolutions to be considered at the meeting, and shall be given, in the manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the Company in general meeting, to such persons as are, under these Articles, entitled to receive such notices from the Company and shall be given in the manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this ~~regulation~~Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed: (a) in the case of an annual general meeting, by all the Members (or their proxies) entitled to attend and vote thereat; and (b) in the case of an extraordinary general meeting, by a majority in the number of the Members (or their proxies) having a right to attend and vote at the meeting, being a majority together holding not less than two-thirds (2/3) in voting rights of the Shares giving that right. The notice of any general meeting at which Communication Facilities will be utilised (including any Virtual Meeting or Hybrid Meeting) must disclose the Communication Facilities that will be utilised, including the procedures to be followed by any Member or other participant of the general meeting who wishes to utilise such Communication Facilities for the purpose of attending, participating and voting at such meeting.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

72.	The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a meeting by, any Person entitled to receive notice shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

73.	No business shall be transacted at any general meeting unless a quorum is ~~present~~Present at the time when the meeting proceeds to business. Save as otherwise provided by these Articles, the holder(s) of Shares which carry ~~a majority~~10% of all votes attaching to all Shares in issue and entitled to vote at such general meeting~~, present in person or by proxy or, if a corporate or other non-natural Person, by its duly authorized representative,~~ (on a one vote per share basis) Present shall constitute a quorum; unless the Company has only one Member entitled to vote at such general meeting in which case the quorum shall be that one Member ~~present in person or by proxy or (in the case of a corporation or other non-natural Person) by a duly authorized representative or proxy~~Present.

74.	~~A Person~~The Board may ~~participate~~, at its absolute discretion, arrange for persons entitled to attend a general meeting to do so by ~~video conference, teleconference or other similar communications equipment~~simultaneous attendance and participation by means of ~~which all~~ Communication Facilities at such location or locations (“Meeting Location(s)”) determined by the ~~Persons~~Board at its absolute discretion. Any Member or any proxy attending and participating in such ~~meeting can communicate with each other. Participation by a Person~~way or any Member participating in a Virtual Meeting or a Hybrid Meeting by means of Communication Facilities is deemed to be present at and shall be counted in the quorum of the meeting.

74A.	All general meetings are subject to the following:

(a)	where a Member is attending at a Meeting Location and/or in the case of a Hybrid Meeting, the meeting ~~in this manner is~~ shall be treated as having commenced if it has commenced at the Principal Meeting Place;

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

(b)	Member present in person (in the case of a Member being a corporation, by its duly authorised representative) or by proxy at a Meeting Location and/or Members participating in a Virtual Meeting or a Hybrid Meeting by means of Communication Facilities shall be counted in the quorum for and entitled to vote at the meeting in question, and that meeting shall be duly constituted and its proceedings valid provided that the chair of the meeting is satisfied that adequate Communication Facilities are available throughout the meeting to ensure that Members at all Meeting Locations in a Virtual Meeting or a Hybrid Meeting by means of Communication Facilities are able to participate in the business for which the meeting has been convened;

(c)	where Members attend a meeting by being present at one of the Meeting Locations and/or where Members participating in a Virtual Meeting or a Hybrid Meeting by means of Communication Facilities, a failure (for any reason) of the Communication Facilities or communication equipment, or any other failure in the arrangements for enabling those in a Meeting Location other than the Principal Meeting Place to participate in the business for which the meeting has been convened or in the case of a Virtual Meeting or a Hybrid Meeting, the inability of one or more Members or proxies to access, or continue to access, the Communication Facilities despite adequate Communication Facilities having been made available by the Company, shall not affect the validity of the meeting or the resolutions passed, or any business conducted there or any action taken pursuant to such business provided that there is a quorum present throughout the meeting; and

(d)	if any of the Meeting Locations is outside Hong Kong and/or in the case of a Hybrid Meeting, the provisions of these Articles concerning the service and giving of notice for meeting, and the time for lodging proxies, shall apply by reference to the Principal Meeting Place; and in the case of a Virtual Meeting, the time for lodging proxies shall be as stated in the notice for the meeting.

74B.	The Board and, at any general meeting, the chair of the meeting may from time to time make arrangements for managing attendance and/or participation and/or voting at the Principal Meeting Place, any Meeting Location(s) and/or participating in a Virtual Meeting or a Hybrid Meeting by means of Communication Facilities (whether involving the issue of tickets or some other means of identification, passcode, seat reservation, electronic voting or otherwise) as it shall in its absolute discretion consider appropriate, and may from time to time change any such arrangements, provided that a Member who, pursuant to such arrangements, is not entitled to attend, in person (in the case of a Member being a corporation, by its duly authorised representative) or by proxy, at any Meeting Location shall be entitled so to attend at one of the other Meeting Locations; and the entitlement of any Member so to attend the meeting or adjourned meeting at such Meeting Location or Meeting Locations shall be subject to any such arrangement as may be for the time being in force and by the notice of the meeting or adjourned meeting stated to apply to the meeting.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

74C.	If it appears to the chairman of the general meeting that:

(a)	the Communication Facilities at the Principal Meeting Place or at such other Meeting Location(s) at which the meeting may be attended have become inadequate for the purposes referred to in Article 74 or are otherwise not sufficient to allow the meeting to be conducted substantially in accordance with the provisions set out in the notice of the meeting;

(b)	in the case of a Virtual Meeting or a Hybrid Meeting, Communication Facilities being made available by the Company have become inadequate;

(c)	it is not possible to ascertain the view of those present or to give all persons entitled to do so a reasonable opportunity to communicate and/or vote at the meeting; or

(d)	there is violence or the threat of violence, unruly behaviour or other disruption occurring at the meeting or it is not possible to secure the proper and orderly conduct of the meeting;

then without prejudice to any other power which the chairman of the meeting may have under these Articles or at common law, the chairman may, at their absolute discretion, without the consent of the meeting, and before or after the meeting has started and irrespective of whether a quorum is present, interrupt or adjourn the meeting (including adjournment for an indefinite period). All business conducted at the meeting up to the time of such adjournment shall be valid.

74D.	The Board and, at any general meeting, the chairman of the meeting may make any arrangement, determine and/or implement any requirements, procedures or measures which the Board or the chairman of the meeting, as the case may be, considers appropriate to ensure the security and facilitate the orderly and effective conduct of a meeting (including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, determining the number and frequency of and the time allowed for questions that may be raised at a meeting). Members shall also comply with all requirements imposed by the owner of the premises at which the meeting is held. Any decision made under this Article shall be final and conclusive and a person who refuses to comply with any such arrangements or requirements may be refused entry to the meeting or ejected (physically or electronically) from the meeting.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

74E.	All persons seeking to attend and participate in a Virtual Meeting or a Hybrid Meeting shall be responsible for maintaining adequate facilities to enable them to do so. Subject to Article 74C, any inability of a person or persons to attend or participate in a general meeting by way of Communication Facilities shall not invalidate the proceedings of and/or resolutions passed at that meeting.

74F.	Without prejudice to other provisions in Article 74 to 74E, a Physical Meeting may also be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such meeting shall constitute presence in person at ~~that~~such meeting.

74G.	All general meetings other than annual general meetings shall be called extraordinary general meetings. All general meetings (including an annual general meeting or any adjourned meeting) may be held as a Physical Meeting in any part of the world and at one or more locations as provided in Article 74, as a Hybrid Meeting or as a Virtual Meeting, as may be determined by the Board.

74H.	A Member shall have the right to (a) speak at a general meeting; and (b) vote at a general meeting except where the Member is required, by the Hong Kong Listing Rules, to abstain from voting to approve the matter under consideration.

75.	A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by all Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations, signed by their duly authorized representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

76.	If a quorum shall not be ~~present or represented~~Present at any general meeting, the Members holding a majority of the aggregate voting power of all of the Shares of the Company ~~present in person or by proxy~~Present at the meeting may adjourn the meeting from time to time~~, until~~ to a ~~quorum shall be present or represented~~specified date, time and place; provided that, if notice of such meeting has been duly delivered to all Members seven (7) Business Days prior to the scheduled meeting in accordance with the notice procedures hereunder, and the quorum is not ~~present~~Present within one hour from the time appointed for the meeting solely because of the absence of any Member, the meeting shall be adjourned to the seventh (7th) following Business Day at the same time and place (or to such other time or such other place as the Directors may determine) with an updated notice delivered to all Members 48 hours prior to the adjourned meeting in accordance with the notice procedures under these Articles and, if at the adjourned meeting, the quorum is not ~~present~~Present within half an hour from the time appointed for the meeting solely because of the absence of any Member, then the Members ~~present in person and by proxy~~Present at the adjourned meeting shall form a quorum. At such adjourned meeting, any business may be transacted that might have been transacted at the meeting as originally notified.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

77.	The Chairman, if any, shall preside as chairman at every general meeting of the Company, or if there is no such Chairman, or if he or she shall not be ~~present~~Present within fifteen (15) minutes after the time appointed for the holding of the meeting, or is unwilling or unable to act, the Directors ~~present~~Present shall elect one of their number, or shall designate a Member, to be chairman of the meeting.

77A.	The chairman of any general meeting shall be entitled to attend, preside as chairman at, and participate at such general meeting by means of Communication Facilities, and to act as the chairman, in which event:

(a)	the chairman shall be deemed to be Present at the meeting; and

(b)	if the Communication Facilities are interrupted or fail for any reason to enable the chairman to hear and be heard by all other Persons attending and participating at the meeting, then the other Directors Present at the meeting shall choose another Director Present to act as chairman of the meeting for the remainder of the meeting; provided that (i) if no other Director is Present at the meeting, or (ii) if all the Directors Present decline to take the chair, then the meeting shall be automatically adjourned to the same day in the next week and at such time and place as shall be decided by the Board.

78.	~~With~~ Subject to Article 74C, with the consent of a general meeting at which a quorum is ~~present~~Present, the chairman may (and shall if so directed by the meeting), adjourn the meeting from time to time ~~and from place to place,~~, from place to place, and from one form to another (a Physical Meeting, a Hybrid Meeting or a Virtual Meeting) but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a general meeting is adjourned, notice of the adjourned meeting shall be given as in the case of an original meeting.

79.	A resolution put to the vote of the meeting shall be decided by poll and not on a show of hands.

80.	Except on a poll on a question of adjournment, a poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

81.	A poll on a question of adjournment shall be taken forthwith.

VOTES OF MEMBERS

82.	Subject to any rights and restrictions for the time being attached to any Share, every Member ~~present in person or by proxy (or, if a corporation or other non-natural Person, by its duly authorized representative or proxy)~~Present shall, at an annual or extraordinary general meeting of the Company, have one (1) vote for each Class A Ordinary Share and ten (10) votes for each Class B Ordinary Share, in each case of which he is the holder.

82A.	Notwithstanding any provisions in these Articles to the contrary, each Class A Ordinary Share and each Class B Ordinary Share shall entitle its holder to one vote on a poll at a general meeting in respect of a resolution on any of the following matters:

(a)	any amendment to the Memorandum or these Articles, including the variation of the rights attached to any class of shares, however framed;

(b)	the appointment, election or removal of any Independent Non-executive Director;

(c)	the appointment or removal of the Auditors; or

(d)	the voluntary liquidation or winding-up of the Company.

Notwithstanding the foregoing, where a holder of Class B Ordinary Shares is permitted by the Hong Kong Stock Exchange from time to time to exercise more than one vote per Share when voting on a resolution to amend the Memorandum or these Articles, any holder of Class B Ordinary Share may elect to exercise such number of votes per Share as is permitted by the Hong Kong Stock Exchange, up to the maximum number of votes attached to each Class B Ordinary Share as set out in Article 82.

82B.	A voluntary winding up of the Company shall be approved with the sanction of a Special Resolution in a general meeting of the Company.

83.	In the case of joint holders of record, the vote of the senior holder who tenders a vote, whether in person or by proxy (or, if a corporation or other non-natural Person, by its duly authorized representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

84.	A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by his or her committee, receiver, or other Person on such Member’s behalf appointed by that court, and any such committee, receiver, or other Person may vote by proxy.

85.	No Person shall be entitled to vote at any general meeting or at any separate meeting of the holders of a Class of Shares unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid. Where the Company has knowledge that any Member is, under the Law including but not limited to Hong Kong Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

86.	No objection shall be raised to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman of the meeting whose decision shall be final and conclusive.

87.	Votes may be cast either personally or by proxy. Any Member entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. All resolutions shall be determined by poll and not on a show of hands~~.~~, save that the chairman of the meeting may, in good faith, allow a resolution which relates purely to a procedural or administrative matter as prescribed under the Hong Kong Listing Rules to be voted on by a show of hands.

88.	A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting. For the avoidance of doubt, where more than one proxy is appointed by a recognized clearing house (or its nominee(s)), each such proxy is under no obligation to cast all his votes in the same way on a poll.

PROXIES

89.	The instrument appointing a proxy shall be in writing, be executed under the hand of the appointor or of his attorney duly authorized in writing, or, if the appointor is a corporation, under the hand of an officer or attorney duly authorized for that purpose. A proxy need not be a Member.

90.	The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, no later than the time for holding the meeting or adjourned meeting, provided that the chairman of the meeting may at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited upon receipt of email, telex, cable or telecopy confirmation from the appointor that the instrument of proxy duly signed is in the course of transmission to the Company. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

91.	The instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to confer authority to demand or join or concur in demanding a poll.

92.	Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

CORPORATIONS ACTING BY REPRESENTATIVES

93.	Any corporation or other non-natural Person which is a Member or a Director may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorize such Person as it thinks fit to act as its representative or as an alternate Director (as appropriate) at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member or Director. Where a corporation is so represented, it shall be treated as being Present at any meeting.

~~SHARES THAT MAY NOT BE VOTED~~

94.	~~Shares in the Company that are beneficially owned by the Company or held by it in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.~~[Intentionally left blank]

DEPOSITARY AND CLEARING HOUSES

95.	If a recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorize such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any Class of Members provided that, if more than one Person is so authorized, the authorization shall specify the number and Class of Shares in respect of which each such Person is so authorized. A Person so authorized pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorization.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

95A.	HKSCC must be entitled to appoint proxies or corporate representatives to attend the Company’s general meetings and creditors meetings and those proxies or corporate representatives must enjoy rights equivalent to the rights of other Members, including the right to speak and vote. Where the Law prohibits HKSCC from appointing proxies or corporate representatives enjoying the rights described by this article, the Company must make the necessary arrangements with HKSCC to ensure that Hong Kong investors holding shares through HKSCC enjoy the right to vote, attend (in person or by proxy) and speak at general meetings.

DIRECTORS

96.	Unless otherwise determined by the Company by an Ordinary Resolution, the authorized number of Directors shall not be less than three (3) Directors, and there shall be no maximum number of Directors.

97.	The Board shall have a Chairman elected and appointed by a simple majority of the Directors then in office. The period for which the Chairman will hold office will also be determined by a simple majority of all of the Directors then in office. The Chairman shall preside as chairman at every meeting of the Board, save and except that if the Chairman is not ~~present~~Present at a meeting of the Board within fifteen (15) minutes after the time appointed for holding the same, or if the Chairman is unable or unwilling to act as the chairman of a meeting of the Board, the attending Directors may choose one of their number to be the chairman of the meeting.

98.	Subject to these Articles, the Company may by Ordinary Resolution appoint any Person to be a Director.

99.	Subject to these Articles, the Board may, by the affirmative vote of a simple majority of the remaining Directors ~~present~~Present and voting at a Board meeting, appoint any Person as a Director, to fill a casual vacancy on the Board or as an addition to the existing Board. For the avoidance of any doubt, in the event a Director is to be re-elected and reappointed by the Board, the Director shall recuse himself or herself from voting on the resolution regarding his or her own re-election and reappointment. The Director may, however, exercise his or her voting rights with respect to the re-election and reappointment of other Directors.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

100.	A Director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. A Director appointed to fill a casual vacancy on or as an addition to the existing Board shall hold office only until the first annual general meeting of the Company after his or her appointment, and shall then be eligible for re-election at that meeting.

100A.	Every Director (including those appointed for a specific term) shall be subject to retirement at annual general meetings of the Company by rotation at least once every three years. A retiring Director shall retain office until the close of the meeting at which he retires and shall be eligible for re-election thereat. The Company at any annual general meeting at which any Directors retire may fill the vacated office by electing a like number of persons to be Directors.

101.	A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to attend and speak at general meetings.

102.	A Director (including a managing or other executive Directors) may be removed (with or without cause) from office ~~by~~ at any time before the ~~affirmative vote~~expiration of ~~two-thirds (2/3)~~his or her term of office by an Ordinary Resolution of the Company, or the affirmative vote of a simple majority of the Directors then in office ~~(except with regard to the removal of the Chairman from the Board, who may be removed from office by the affirmative vote of all other Directors), or by Ordinary Resolution~~, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). Save as otherwise provided by these Articles, a vacancy on the Board created by the removal of a Director under the previous sentence may be filled by Ordinary Resolution or by the affirmative vote of a simple majority of the remaining Directors ~~present~~Present and voting at a Board meeting. The notice of any meeting at which a resolution to remove a Director shall be proposed or voted upon must contain a statement of the intention to remove that Director and such notice must be served on that Director not less than two (2) calendar days before the meeting. Such Director is entitled to attend the meeting and be heard on the motion for his removal.

103.	The remuneration of the Directors or past Directors, including by way of compensation for loss of office, or as consideration for or in connection with his retirement from office (not being payment to which the Director is contractually entitled), may be determined by the Board or by a committee designated by the Board or by Ordinary Resolution.

104.	The Directors shall be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

105.	Subject to applicable Law, Designated Stock Exchange Rules and the Articles, the Board may establish any committee (consisting of such member or members of their body as they think fit) as the Board shall deem appropriate from time to time, and such committees shall have such rights, powers and privileges as granted to them by the Board from time to time.

105A.	The role of an Independent Non-executive Director shall include, but is not limited to:

(a)	participating in Board meetings to bring an independent judgment to bear on issues of strategy, policy, performance, accountability, resources, key appointments and standards of conduct;

(b)	taking the lead where potential conflicts of interests arise;

(c)	serving on the audit, remuneration, nomination and other governance committees, if invited; and

(d)	scrutinising the Company’s performance in achieving agreed corporate goals and objectives, and monitoring performance reporting.

The Independent Non-executive Directors shall give the Board and any committees on which they serve the benefit of their skills, expertise and varied backgrounds and qualifications through regular attendance and active participation. They should also attend general meetings and develop a balanced understanding of the views of the Members.

The Independent Non-executive Directors shall make a positive contribution to the development of the Company’s strategy and policies through independent, constructive and informed comments.

POWERS AND DUTIES OF DIRECTORS

106.	Subject to the provisions of the Statute, the Memorandum and these Articles, the business and affairs of the Company shall be conducted as directed by the Board. The Board shall have all such powers and authorities, and may do all such acts and things, to the maximum extent permitted by applicable Law, the Memorandum and these Articles. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed. No alteration of the Memorandum or these Articles and no such direction shall invalidate any prior act of the Directors that would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is ~~present~~Present may exercise all powers exercisable by the Directors.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

107.	~~The~~Subject to these Articles, the Board may, from time to time, and except as required by applicable Law or Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company and determine on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time. For the avoidance of doubt, if any corporate governance policies or initiatives of the Company adopted by resolution of the Board are inconsistent with the provisions in Articles 96 – 102, Articles 96 – 102 shall prevail.

108.	Subject to these Articles, the Directors may from time to time appoint any natural Person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, chief executive officer, one or more other executive officers, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural Person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

109.	The Directors may appoint any natural Person or corporation to be a Secretary (and if need be, two or more Persons as joint Secretaries, an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

110.	The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorized signatory (any such Person being an “Attorney” or “Authorized Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorized Signatory as the Directors may think fit, and may also authorize any such Attorney or Authorized Signatory to delegate all or any of the powers, authorities and discretion vested in him.

111.	(1)	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

(2)	All cheques, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine. The Company’s banking accounts shall be kept with such banker or bankers as the Board shall from time to time determine.

112.	The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural Person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural Person or corporation.

113.	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorize the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural Person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

114.	Any such delegates as aforesaid may be authorized by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

BORROWING POWERS OF DIRECTORS

115.	The Directors may from time to time at their discretion exercise all the powers of the Company to borrow money, to mortgage or charge all or any part of its undertaking, property and assets (present and future) and uncalled capital, and to issue debentures, bonds and other securities, whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party. Debentures, bonds and other securities may be made assignable free from any equities between the Company and the Person to whom the same may be issued. Any debentures, bonds or other securities may be issued at a discount (other than Shares), premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of Shares, attending and voting at general meetings of the Members, appointment of Directors and otherwise.

VACATION OF OFFICE AND REMOVAL OF DIRECTOR

116.	The office of a Director shall be vacated if:

(a).	he gives notice in writing to the Company that he resigns the office of Director;

(b).	he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally;

(c).	is prohibited by any applicable Law or Designated Stock Exchange Rules from being a Director;

(d).	he is found to be or becomes of unsound mind; or

(e).	is removed from office pursuant to any other provision of these Articles.

MEETINGS OF THE BOARD

117.	The Board shall meet at such times and in such places as the Board shall designate from time to time. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time convene a meeting of the Directors.

118.	Notice of a Board meeting shall be given two (2) calendar days prior to the meeting counting from the date service is deemed to take place as provided in these Articles and excluding the proposed date of the Board meeting; provided that such requirement may be waived in writing by a majority of the Directors then in office.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

119.	Subject to these Articles, questions arising at any meeting shall be decided by a simple majority of votes of the Directors then in office at which there is a quorum, with each having one (1) vote and in case of an equality of votes the Chairman shall have a second or casting vote.

120.	A Director may participate in any meeting of the Board or of any committee of the Board by means of video conference, teleconference or other similar communications equipment by means of which all Persons participating in the meeting can hear each other and such participation shall constitute such Director’s presence in person at the meeting. Unless otherwise determined by the Directors, the meeting shall be deemed to be held at the place where the chairman is at the start of the meeting.

121.	The quorum necessary for the transaction of the business of the Board may be fixed by the Directors, and unless so fixed, the presence of a simple majority of Directors then in office shall constitute a quorum. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be ~~present~~Present for the purposes of determining whether or not a quorum is ~~present~~Present.

122.	If a quorum is not ~~present~~Present at any duly called meeting, such meeting may be adjourned to a time no earlier than forty-eight (48) hours after written notice of such adjournment has been given to the Directors. The Directors ~~present~~Present at such adjourned meeting shall constitute a quorum, provided that the Directors ~~present~~Present at such adjourned meeting may only discuss and/or approve the matters as described in the meeting notice delivered to the Directors in accordance with these Articles.

123.	A resolution in writing (in one or more counterparts), signed by all of the Directors then in office or all of the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a meeting of the Directors or committee, as the case may be, duly convened and held. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

124.	Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not ~~present~~Present within fifteen (15) minutes after the time appointed for holding the meeting, the committee members ~~present~~Present may choose one of their number to be chairman of the meeting.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

125.	A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a simple majority of votes of the committee members ~~present~~Present and in case of an equality of votes the chairman shall have a second or casting vote.

126.	All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

127.	The Company shall pay all fees, charges and expenses (including travel and related expenses) incurred by each Director in connection with: (i) attending the meetings of the Board and all committees thereof (if any) and (ii) conducting any other Company business requested by the Company.

PRESUMPTION OF ASSENT

128.	A Director who is ~~present~~Present at a meeting of the Board at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the Person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such Person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

DIRECTORS’ INTERESTS

129.	A Director may:

(a).	hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine. Any remuneration (whether by way of salary, commission, participation in profits or otherwise) paid to any Director in respect of any such other office or place of profit shall be in addition to any remuneration provided for by or pursuant to any other Article;

(b).	act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm may be remunerated for professional services as if he were not a Director;

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

(c).	continue to be or become a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any other company promoted by the Company or in which the Company may be interested as a vendor, shareholder or otherwise and (unless otherwise agreed) no such Director shall be accountable for any remuneration, profits or other benefits received by him as a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of or from his interests in any such other company. Subject as otherwise provided by these Articles the Directors may exercise or cause to be exercised the voting powers conferred by the shares in any other company held or owned by the Company, or exercisable by them as Directors of such other company in such manner in all respects as they think fit (including the exercise thereof in favor of any resolution appointing themselves or any of them directors, managing directors, joint managing directors, deputy managing directors, executive directors, managers or other officers of such company) or voting or providing for the payment of remuneration to the director, managing director, joint managing director, deputy managing director, executive director, manager or other officers of such other company and any Director may vote in favor of the exercise of such voting rights in manner aforesaid notwithstanding that he may be, or about to be, appointed a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in manner aforesaid.

Notwithstanding the foregoing, no “Independent Director” as defined in the rules of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, and with respect of whom the Board has determined constitutes an “Independent Director” for purposes of compliance with applicable Law or the Company’s listing requirements, shall without the consent of the Audit Committee take any of the foregoing actions or any other action that would reasonably be likely to affect such Director’s status as an “Independent Director” of the Company.

130.	Subject to applicable Law and to these Articles, no Director or proposed or intending Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the Members for any remuneration, profit or other benefits realized by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established provided that such Director shall disclose the nature of his interest in any contract or arrangement in which he is interested in accordance with Article 131 herein. Any such transaction that would reasonably be likely to affect a Director’s status as an “Independent Director”, or that would constitute a “related party transaction” as defined by Item 7 of Form 20-F promulgated by the Commission, shall require the approval of the Audit Committee.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

131.	A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested. For the purposes of this Article, a general notice to the Board by a Director to the effect that~~: (a). he is a member or officer~~ by reason of ~~a~~facts specified ~~company or firm and is to be regarded as interested~~ in ~~any contract or arrangement which may after the date of the notice be made with that company or firm; or (b).~~ the notice, he is to be regarded as interested in any contract or arrangement ~~which may after the date of the notice be made with~~of a specified ~~Person who is connected with him;~~ description which may after the date of the notice be made by the Company, shall be deemed to be a sufficient declaration of interest under this Article in relation to any such contract or arrangement, provided that no such notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

132.	Following a declaration being made pursuant to the last preceding two Articles, subject to any separate requirement for Audit Committee approval under applicable Law or the Designated Stock Exchange Rules, a Director may vote in respect of any contract or proposed contract or arrangement in which such Director is interested and may be counted in the quorum at such meeting.

MINUTES

133.	The Directors shall cause minutes to be made for the purpose of all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any Class of Shares and of the Directors, and of committees of Directors including the names of the Directors or alternate Directors ~~present~~Present at each meeting.

134.	When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

ALTERNATE DIRECTORS

135.	Any Director (other than an alternate Director) may by writing appoint any other Director, or any other Person willing to act, to be an alternate Director and by writing may remove from office an alternate Director so appointed by him.

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136.	An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at every such meeting at which the Director appointing him is not personally ~~present~~Present, and generally to perform all the functions of his appointor as a Director in his absence.

137.	An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.

138.	Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.

139.	An alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

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AUDIT COMMITTEE

140.	Without prejudice to the freedom of the Directors to establish any other committees, for so long as the Shares of the Company (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Board shall establish and maintain an Audit Committee as a committee of the Board, the composition and responsibilities of which shall comply with the charter of the Audit Committee as adopted by the Board, the Designated Stock Exchange Rules and the rules and regulations of the Commission.

NOMINATION COMMITTEE

140A.	The Board shall establish a Nomination Committee (which may be combined with the Corporate Governance Committee to form a single nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”)), which shall perform the following duties:

(a)	review the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually, assist the Board in maintaining a board skills matrix, and make recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

(b)	identify individuals suitably qualified to become Directors and select or make recommendations to the Board on the selection of individuals nominated for directorships;

(c)	assess the independence of Independent Non-executive Directors;

(d)	make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the chairman and the chief executive officer of the Company; and

(e)	support the Company’s regular evaluation of the Board’s performance.

In carrying out its responsibilities, the Nomination Committee shall give adequate consideration to the principles provided under the applicable Law and Designated Stock Exchange Rules, including but not limited to the Corporate Governance Code (as set out in Appendix C1 to the Hong Kong Listing Rules).

140B.	The Nomination Committee shall comprise a majority of Independent Non-executive Directors, and the chairman of the Nomination Committee shall be an Independent Non-executive Director. The Company should appoint at least one Director of a different gender to the Nomination Committee. The Nomination Committee shall make available its terms of reference explaining its role and the authority delegated to it by the Board by publishing them on the Hong Kong Stock Exchange’s website and the Company’s website. The Company shall provide the Nomination Committee sufficient resources to perform its duties. Where necessary, the Nomination Committee shall seek independent professional advice, at the Company’s expense, to perform its responsibilities. Where the Board proposes a resolution to elect an individual as an Independent Non-executive Director at a general meeting, the circular to the Members and/or explanatory statement accompanying the notice of the relevant general meeting shall set out: (a) the process used for identifying the individual and why the Board believes the individual should be elected and the reasons why it considers the individual to be independent; (b) the perspectives, skills and experience that the individual can bring to the Board; (c) how the individual contributes to diversity of the Board; and (d) any other information that needs to be included based on the applicable Law and Designated Stock Exchange Rules.

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CORPORATE GOVERNANCE COMMITTEE

140C.	The Board shall establish a Corporate Governance Committee (which may be combined with the Nomination Committee to form a single Nominating and Corporate Governance Committee), which shall perform the following duties: (1) to review and monitor whether the Company is operated and managed for the benefit of all the Members; (2) to confirm, on an annual basis, that the holders of Class B Ordinary Shares (and, where a holder is a Director Holding Vehicle, the Co-Founder holding and controlling such vehicle) have been members of the Board throughout the year and that no matters under Rule 8A.17 of the Hong Kong Listing Rules have occurred during the relevant financial year; (3) to confirm, on an annual basis, whether or not the holders of Class B Ordinary Shares (and, where a holder is a Director Holding Vehicle, the Co-Founder holding and controlling such vehicle) have complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Hong Kong Listing Rules throughout the year; (4) to review and monitor the management of conflicts of interests and make a recommendation to the Board on any matter where there is a potential conflict of interest between the Company, a subsidiary of the Company and/or Members (considered as a group) on one hand and any beneficiary of voting rights attached to Class B Ordinary Shares on the other; (5) to review and monitor all risks related to the Company’s weighted voting rights structure, including connected transactions between the Company and/or a subsidiary of the Company on one hand and any holders of Class B Ordinary Shares (and, where a holder is a Director Holding Vehicle, the Co-Founder holding and controlling such vehicle) on the other and make a recommendation to the Board on any such transaction; (6) to make a recommendation to the Board as to the appointment or removal of the Compliance Adviser; (7) to seek to ensure effective and on-going communication between the Company and the Members, particularly with regards to the requirements of Rule 8A.35 of the Hong Kong Listing Rules; (8) to report on the work of the Corporate Governance Committee on at least a half yearly and annual basis covering all areas of its terms of reference; (9) to disclose, on a comply or explain basis, its recommendations to the Board in respect of the matters in sub-paragraphs (4) to (6) above in the report referred to in sub-paragraph (8) above; (10) to develop and review the Company’s policies and practices on corporate governance and make recommendations to the Board; (11) to review and monitor the training and continuous professional development of Directors and senior management; (12) to review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements; (13) to develop, review and monitor the code of conduct and compliance manual (if any) applicable to employees and Directors; and (14) to review the Company’s compliance with the Corporate Governance Code (as set out in Appendix C1 to the Hong Kong Listing Rules) and disclosure in the Corporate Governance Report. The Corporate Governance Committee (whether or not combined with the Nomination Committee to form a single Nominating and Corporate Governance Committee) must be comprised entirely of Independent Non-executive Directors, one of whom must act as the chairman.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

140D.	The Corporate Governance Report produced by the Company pursuant to the Hong Kong Listing Rules shall include a summary of the work of the Corporate Governance Committee, with regards to its terms of reference set out in Article 140C, for the accounting period covered by both the half-yearly and annual report and disclose any significant subsequent events for the period up to the date of publication of the half-yearly and annual report, to the extent possible.

COMPLIANCE ADVISER

140E.	The Company shall appoint a Compliance Adviser on a permanent basis. The Board shall consult with and, if necessary, seek advice from the Compliance Adviser, on a timely and ongoing basis, in the following circumstances:

(a)	before the publication of any regulatory announcement, circular or financial report by the Company;

(b)	where a transaction, which might be a notifiable or connected transaction (as defined in the Hong Kong Listing Rules), is contemplated by the Company including share issues, sales or transfers of Treasury Shares and share repurchases;

(c)	where the Company proposes to use the proceeds of its initial public offering in a manner different from that detailed in the listing document in respect of such initial public offering, or where the business activities, developments or results of the Company deviate from any forecast, estimate or other information set out in such listing document; and

(d)	where the Hong Kong Stock Exchange makes an inquiry of the Company under the Hong Kong Listing Rules.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

140F.	The Company shall also consult with, and if necessary, seek advice from the Compliance Adviser, on a timely and ongoing basis, on any matters related to:

(a)	the weighted voting rights structure of the Company;

(b)	transactions in which the holders of Class B Ordinary Shares have an interest; and

(c)	where there is a potential conflict of interest between the Company, a subsidiary of the Company and/or the Members (considered as a group) on one hand, and holders of Class B Ordinary Shares (and, where a holder is a Director Holding Vehicle, the Co-Founder holding and controlling such vehicle) on the other.

COMMUNICATION WITH SHAREHOLDERS AND DISCLOSURE

140G.	The Company shall comply with the provisions of Section F “Shareholders Engagement” in Part 2 of Appendix C1 of the Hong Kong Listing Rules regarding communication with the Members.

140H.	The Company shall include the words “A company controlled through weighted voting rights” or such language as may be specified by the Hong Kong Stock Exchange from time to time on the front page of all its listing documents, periodic financial reports, circulars, notifications and announcements required by the Hong Kong Listing Rules, and describe its weighted voting rights structure, the rationale of such structure and the associated risks for the members prominently in its listing documents and periodic financial reports. This statement shall inform prospective investors of the potential risks of investing in the Company and that they should make the decision to invest only after due and careful consideration.

140I.	The Company shall, in its listing documents and its interim and annual reports:

(a)	identify the holders of Class B Ordinary Shares (and, where a holder is a Director Holding Vehicle, the Co-Founder holding and controlling such vehicle);

(b)	disclose the impact of a potential conversion of Class B Ordinary Shares into Class A Ordinary Shares on its share capital; and

(c)	disclose all circumstances in which the weighted voting rights attached to the Class B Ordinary Shares shall cease.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

NO MINIMUM SHAREHOLDING

141.	The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed, a Director is not required to hold Shares.

SEAL

142.	The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorized by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one Person who shall be either a Director or some officer or other Person appointed by the Directors for the purpose.

143.	The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

144.	A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

DIVIDENDS, DISTRIBUTIONS AND RESERVE

145.	Subject to the Statute and these Articles any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorize payment of the dividends or distributions out of the funds of the Company lawfully available therefor. No dividend or distribution shall be paid except out of the realized or unrealized profits of the Company, or out of the Share Premium Account or as otherwise permitted by the Statute.

146.	Except as otherwise provided by the rights attached to Shares, all dividends shall be declared and paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for dividend as from a particular date, that Share shall rank for dividend accordingly.

147.	The Directors may deduct from any dividend or distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

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148.	The Directors may declare that any dividend or distribution be paid wholly or partly by the distribution of specific assets and in particular of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees as may seem expedient to the Directors.

149.	Any dividend, distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such Person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the Person to whom it is sent.

150.	If several Persons are registered as joint holders of any Share, any of them may give effective receipts for any dividend or other moneys payable on or in respect of the Share.

151.	No dividend or distribution shall bear interest against the Company, except as expressly provided in these Articles.

152.	Any dividend which cannot be paid to a Member and/or which remains unclaimed after six (6) months from the date of declaration of such dividend may, in the discretion of the Directors, be invested or otherwise made use of by the Board for the benefit of the Company until claimed, or be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the dividend shall remain as a debt due to the Member. Any dividend which remains unclaimed after a period of six (6) years from the date of declaration of such dividend shall be forfeited and shall revert to the Company.

CAPITALIZATION

153.	Subject to applicable Law, the Directors may:

(a).	resolve to capitalize any sum standing to the credit of any of the Company’s reserve accounts or funds (including the Share Premium Account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution;

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

(b).	appropriate the sum resolved to be capitalized to the Members in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and issue and allot the Shares or debentures, credited as fully paid, to the Members (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Members credited as fully paid;

(c).	make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalized reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d).	authorize a Person to enter (on behalf of all the Members concerned) into an agreement with the Company providing for either:

(i)	the issuance and allotment to the Members respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalization, or

(ii)	the payment by the Company on behalf of the Members (by the application of their respective proportions of the reserves resolved to be capitalized) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Members; and

(e).	generally do all acts and things required to give effect to the resolution.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

154.	Notwithstanding any provisions in these Articles, the Directors may resolve to capitalize any sum standing to the credit of any of the Company’s reserve accounts or funds (including the Share Premium Account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution by applying such sum in paying up in full unissued Shares to be allotted and issued to:

(a).	employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such Persons that has been adopted or approved by the Directors or the Members;

(b).	any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom Shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such Persons that has been adopted or approved by the Directors or Members; or

(c).	any depositary of the Company for the purposes of the issue, allotment and delivery by the depositary of ADSs to employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such Persons that has been adopted or approved by the Directors or the Members.

BOOKS OF ACCOUNT

155.	The Directors shall cause proper books of account to be kept at such place as they may from time to time designate with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions. The Directors shall from time to time determine whether and to what extent and at what times and places, and under what conditions or regulations, the accounts and books of the Company or any of them shall be open to inspection of Members not being Directors and no such Member shall have any right of inspecting any account or book or document of the Company except as conferred by the Statute or the Law (including the Hong Kong Listing Rules) or authorized by the Directors or the Company in general meeting or in a written agreement binding on the Company.

156.	The Directors may from time to time cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by Law.

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AUDIT

157.	Subject to applicable Law and Designated Stock Exchange Rules, the ~~Directors may appoint~~ appointment and removal of the Auditor shall be approved by a simple majority of the Members or other body that is independent of the Board. The removal of an Auditor ~~of~~before the ~~Company who shall hold~~expiration of his period of office ~~until removed from office by a resolution of the Directors~~shall require the approval of an Ordinary Resolution or a simple majority of another body that is independent of the Board.

158.	The remuneration of the Auditor shall be ~~determined~~approved by ~~the Audit Committee or, in the absence of such an Audit Committee, by the Board.~~ simple majority of the Members or other body that is independent of the Board.

159.	~~If the office of auditor becomes vacant by the resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.~~[Intentionally left bank]

160.	Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

161.	Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment and at any time during their term of office upon request of the Directors or any general meeting of the Members.

162.	The statement of income and expenditure and the balance sheet provided for by these Articles shall be examined by the Auditor and compared by him with the books, accounts and vouchers relating thereto; and he shall make a written report thereon stating whether such statement and balance sheet are drawn up so as to present fairly the financial position of the Company and the results of its operations for the period under review and, in case information shall have been called for from Directors or officers of the Company, whether the same has been furnished and has been satisfactory. The financial statements of the Company shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards and the report of the Auditor shall be submitted to the Audit Committee. The generally accepted auditing standards referred to herein may be those of a country or jurisdiction other than the Cayman Islands. If so, the financial statements and the report of the Auditor should disclose this act and name such country or jurisdiction.

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SHARE PREMIUM ACCOUNT

163.	The Directors shall in accordance with the Statute establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

164.	There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Statute, out of capital.

NOTICES

165.	~~Notices~~Notices or document (including any “corporate communication” within the meaning ascribed thereto under the Hong Kong Listing Rules) shall be in writing and may be given by the Company to any Member either personally or by sending it by post, overnight or international courier, facsimile or electronic mail to him or to his address as shown in the Register of Members (or where the notice is given by facsimile or electronic mail, by sending it to the facsimile number or electronic mail address provided by such Member), or by placing it on the Company’s Website, subject to applicable Law and Designated Stock Exchange Rules.

166.	A notice may be given by the Company to the joint holders of record of a Share by giving the notice to the joint holder first named on the Register of Members in respect of the Share.

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167.	A notice may be given by the Company to the Person or Persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member by sending it through overnight or international courier as aforesaid in a pre-paid letter addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the Persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

168.	Notice of every general meeting shall be given in any manner hereinbefore authorized to: (a) every Person shown as a Member in the Register of Members on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members; and (b) every Person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member of record where the Member of record but for his death or bankruptcy would be entitled to receive notice of the meeting. No other Person shall be entitled to receive notices of general meetings.

169.	Any notice or other document, if served by:

(a).	post, shall be deemed to have been served or delivered on the day following that on which the envelope containing the same, properly prepaid and addressed, is put into the post; in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post and a certificate in writing signed by the Secretary or other officer of the Company or other Person appointed by the Board that the envelope or wrapper containing the notice or other document was so addressed and put into the post shall be conclusive evidence thereof;

(b).	facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c).	recognized courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service;

(d).	electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail; or

(e).	placing it on the Company’s Website, shall be deemed to have been served immediately upon the time when the same is placed on the Company’s Website.

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170.	Any Members ~~present, either personally or by proxy,~~Present at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

171.	A notice may be given by the Company to the Person or Persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under these Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the Persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

172.	Whenever any notice is required by Law or these Articles to be given to any Director, member of a committee or Member, a waiver thereof in writing, signed by the Person or Persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

INFORMATION

173.	No Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

174.	The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register of Members and transfer books of the Company.

WINDING UP

175.	If the Company shall be wound up, the liquidator may, with the sanction of a Special Resolution and any other sanction required by the Statute, divide amongst the Members in specie or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different Classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

176.	If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

INDEMNITY

177.	Subject to the Statute, the Memorandum and these Articles and, where applicable, Designated Stock Exchange Rules and/or the rules of any competent regulatory authority, the Directors and officers for the time being of the Company and any trustee for the time being acting in relation to any of the affairs of the Company and their heirs, executors, administrators and personal representatives respectively shall be indemnified out of the assets of the Company from and against all actions, proceedings, costs, charges, losses, damages and expenses that they or any of them shall or may incur or sustain by reason of any act done or omitted in or about the execution of their duty in their respective offices or trusts, except such (if any) as they shall incur or sustain by or through their own fraud or dishonesty, and no such Director or officer or trustee shall be answerable for the acts, receipts, neglects or defaults of any other Director or officer or trustee or for joining in any receipt for the sake of conformity or for the solvency or honesty of any banker or other Persons with whom any monies or effects belonging to the Company may be lodged or deposited for safe custody or for any insufficiency of any security upon which any monies of the Company may be invested or for any other loss or damage due to any such cause as aforesaid or which may happen in or about the execution of his or her office or trust unless the same shall happen through the fraud or dishonesty of such Director or officer or trustee.

FISCAL YEAR

178.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on the 31st of December in each year and, following the year of incorporation, shall begin on the 1st of January in each year.

APPENDIX IA	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION AND THE NON-CLASS-BASED RESOLUTION ARE BOTH APPROVED

DISCLOSURE

179.	The Directors, or any service providers (including the officers, the Secretary and the registered office agent of the Company) specifically authorized by the Directors, shall be entitled to disclose to any regulatory or judicial authority or to the Designated Stock Exchange any information regarding the affairs of the Company including without limitation information contained in the Register of Members and books of the Company.

TRANSFER BY WAY OF CONTINUATION

180.	The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

MERGERS AND CONSOLIDATIONS

181.	The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

THE COMPANIES ACT (AS AMENDED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
~~NINTH~~TENTH AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION
OF

PONY AI INC.

(As adopted by a special resolution passed on ~~September 3, 2024~~[•], and effective ~~immediately prior to the completion of the Company’s initial public offering of ADSs representing its Class A Ordinary Shares~~ on [•])

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

THE COMPANIES ACT (AS AMENDED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
~~NINTH~~TENTH AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION
OF
PONY AI INC.

(As adopted by a special resolution passed on ~~September 3, 2024~~[•], and effective ~~immediately prior to the completion of the Company’s initial public offering of ADSs representing its Class A Ordinary Shares~~on [•])

1.	The name of the Company is Pony AI Inc..

2.	The Registered Office of the Company shall be at the offices of ~~Osiris International Cayman~~Walkers Corporate Limited, ~~Suite #4-210, Governors Square, 23 Lime Tree Bay~~190 Elgin Avenue, ~~PO Box 32311~~George Town, Grand Cayman ~~KY1-1209~~KY1-9008, Cayman Islands, or at such other place as the Directors may from time to time decide.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act (As Amended) or as the same may be revised from time to time, or any other Law of the Cayman Islands.

4.	The Company has unrestricted corporate capacity. Without limitation to the foregoing, as provided by Section 27(2) of the Companies Act (As Amended), the Company has and is capable of exercising all of the functions of a natural Person of full capacity irrespective of any question of corporate benefit.

5.	The liability of each Member is limited to the amount from time to time unpaid on such Member’s Shares.

6.	The authorized share capital of the Company is US$300,000.00 divided into 600,000,000 ordinary shares of par value of US$0.0005 each, comprising (a) ~~498,911,230~~518,911,230 Class A Ordinary Shares of par value of US$0.0005 each (the “Class A Ordinary Shares”), and (b) 81,088,770 Class B Ordinary Shares of par value of US$0.0005 each (the “Class B Ordinary Shares”)~~, and (c) 20,000,000 shares of par value of US$0.0005 each of such Class or Classes (however designated) as the Board may determine in accordance with the Memorandum and these Articles~~. Subject to the Statute and these Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorized share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of Shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

7.	If the Company is registered as exempted, its operations will be carried on subject to the provisions of Section 174 of the Companies Act (As Amended) and, subject to the provisions of the Companies Act (As Amended) and the Articles of Association of the Company, it shall have the power to register by way of continuation as a body corporate limited by shares under the Laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

8.	Capitalised terms that are not defined in this Memorandum of Association bear the same meaning as those given in the Articles of Association of the Company.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

THE COMPANIES ACT (AS AMENDED)
OF THE CAYMAN ISLANDS
COMPANY LIMITED BY SHARES
~~NINTH~~TENTH AMENDED AND RESTATED
ARTICLES OF ASSOCIATION
OF
PONY AI INC.

(As adopted by a special resolution passed on ~~September 3, 2024~~[•], and effective ~~immediately prior to the completion of the Company’s initial public offering of ADSs representing its Class A Ordinary Shares~~on [•])

INTERPRETATION

1.	In these Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“ADS”	means an American Depositary Share representing Class A Ordinary Share(s).

“Affiliate”	means, in respect of a Person, any other Person that, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such Person, and (i) in the case of a natural Person, shall include such Person’s spouse, parents, children, siblings, mother-in-law, father-in-law, brothers-in-law and sisters-in-law, a trust for the benefit of any of the foregoing, and a corporation, partnership or any other entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any other entity or any natural Person, which directly or indirectly through one or more intermediaries, Controls, is controlled by, or is under common Control with, such entity.

“Articles”	means these articles of association of the Company, as amended and altered from time to time.

“Audit Committee”	means the audit committee of the Company formed by the Board pursuant hereto, or any successor audit committee.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

“Auditor”	means the Person for the time being performing the duties of auditor of the Company (if any).

“Beneficial Ownership”	shall have the meaning defined in Rule 13d-3 under the U.S. Securities Exchange Act of 1934, as amended.

“Board” or “Board of Directors”	means the board of directors of the Company.

“Business Day”	means any day that is not a Saturday, Sunday, legal holiday or other day on which commercial banks are required or authorized by law to be closed in the PRC, the Hong Kong Special Administrative Region, the United States or the Cayman Islands.

“Chairman”	means the chairman of the Board.

“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company.

“Class A Ordinary Share”	means a class A ordinary share of par value of US$0.0005 each in the share capital of the Company having the rights set out in these Articles.

“Class B Ordinary Share”	means a class B ordinary share of par value of US$0.0005 each in the share capital of the Company having the rights set out in these Articles.

“Co-Founder(s)”	means Dr. Jun PENG and Dr. Tiancheng LOU, each of whom, a “Co-Founder”.

“Commission”	means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

“Communication Facilities”	means video, video-conferencing, internet or online conferencing applications, telephone or teleconferencing and/or any other video communications, internet or online conferencing application or telecommunications facilities by means of which all Persons participating in a meeting are capable of hearing and being heard by each other.

“Companies Ordinance”	means Companies Ordinance (Cap. 622 of the Laws of Hong Kong), as amended from time to time.

“Company”	means Pony AI Inc., a Cayman Islands exempted company.

“Company’s Website”	means the main corporate/investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed with the Commission by the Company or which has otherwise been notified to Members.

“Compliance Adviser”	shall have the meaning given to it in the Hong Kong Listing Rules.

“Control”	for the purpose of the defined terms of “Affiliate”, “Family Member” and “Subsidiary” only, means, in relation to any Person, the power or authority, whether exercised or not, to direct the business, management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; provided, that such power or authority shall conclusively be presumed to exist upon possession of Beneficial Ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the members or shareholders of such Person or power to Control the composition of a majority of the board of directors of such Person; the terms “Controlled” and “Controlling” have meanings correlative to the foregoing.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

“Corporate Governance Committee”	means the corporate governance committee of the Board established in accordance with Article 140C.

“Corporate Governance Report”	means the corporate governance report to be included in the Company’s annual reports or summary financial reports, if any, in accordance with the Hong Kong Listing Rules.

“Designated Stock Exchange”	means (i) the stock exchange in the United States on which any Shares or ADSs are listed for trading, or (ii) the Hong Kong Stock Exchange on which any Shares are listed for trading.

“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares or ADSs on ~~the~~any Designated Stock Exchange and for the avoidance of doubt, include the Hong Kong Listing Rules.

“Director”	means a director serving on the Board for the time being of the Company and shall include an alternate Director appointed in accordance with these Articles.

“Director Holding Vehicle”	means a partnership, trust, private company or other vehicle wholly-owned and wholly-controlled by a Co-Founder, where (a) in the case of a partnership, the terms of which must expressly specify that the voting rights attached to any and all of the Shares held by such partnership are solely dictated by the Co-Founder, (b) in the case of a trust, (i) the Co-Founder must in substance retain an element of control of the trust and any immediate holding companies of any and all of the Shares held by such trust; and (ii) the purpose of the trust must be for estate planning and/or tax planning purposes; or (c) in the case of a private company or other vehicle, the Co-Founder or a trust referred to in (b) above must wholly own and control that vehicle at all relevant times.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

“electronic”	shall have the meaning given to it in the Electronic Transactions Act.

“electronic communication”	means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board.

“Electronic Record”	has the same meaning as given in the Electronic Transactions Act.

“Electronic Transactions Act”	means the Electronic Transactions Act (As Amended) of the Cayman Islands and any statutory amendment or re-enactment thereof.

“Family Member”	means, with respect to any natural Person, (a) such Person’s spouse, parents, siblings and other individuals living in the same household and (b) estates, trusts, partnerships and other Persons which directly or indirectly through one or more intermediaries are Controlled by the foregoing.

~~“Co-Founder(s)”~~	~~means Mr. Jun PENG and Mr. Tiancheng LOU~~

“Government Authority”	means any national, provincial, municipal or local government, administrative or regulatory body or department, court, tribunal, arbitrator or anybody that exercises the function of a regulator.

“Hong Kong Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

“Hong Kong Stock Exchange”	means The Stock Exchange of Hong Kong Limited.

“HKSCC”	means the Hong Kong Securities Clearing Company Limited including, where the context so requires, its agents, nominees, representatives, officers and employees.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

“Hybrid Meeting”	means any general meeting of the Members (or any meeting of the holders of any Class of Shares) at which the Members (and any other permitted participants of such meeting, including without limitation the chairperson of the meeting and any Directors) are permitted to attend and participate by (i) physical attendance at the Principal Meeting Place and where applicable, one or more Meeting Locations, and (ii) virtual attendance by means of Communication Facilities.

“Independent Director”	means a Director who is an independent director as defined in the Designated Stock Exchange Rules, as determined by the Board.

“Independent Non-executive Director”	means a Director recognized as such by the relevant code, rules and regulations applicable to companies listed on the Hong Kong Stock Exchange.

“Law”	means any federal, state, territorial, foreign or local law, common law, statute, ordinance, rule, regulation, code, measure, notice, circular, opinion or order of any Government Authority, including any rules promulgated by a stock exchange or regulatory body.

“~~Independent Director~~Meeting Location(s)”	~~means a Director who is an independent director as defined in the Designated Stock Exchange Rules, as determined by the Board~~has the meaning given to it in Article 74.

“Member”	means a Person for the time being duly registered in the Register of Members as a holder of Shares.

“Memorandum”	means the memorandum of association of the Company, as amended and altered from time to time.

“Nominating and Corporate Governance Committee”	shall have the meaning ascribed to it under Article 140A.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

“Nomination Committee”	means the nomination committee of the Board established in accordance with Article 140A.

“Non-independent Director”	means a Director who is not an Independent Director.

“Ordinary Resolution”	a Members resolution passed either (i) as a written resolution signed by all Members entitled to vote, or (ii) at a general meeting of Members by the affirmative vote of not less than a simple majority of all votes, cast by such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at such general meeting (of which notice has been duly given).

“Ordinary Shares”	means the Class A Ordinary Shares and the Class B Ordinary Shares, collectively.

“Person”	means any individual, sole proprietorship, partnership, limited partnership, limited liability company, firm, joint venture, estate, trust, unincorporated organization, association, corporation, institution, public benefit corporation, entity or Government Authority or other enterprise or entity of any kind or nature.

“Physical Meeting”	means any general meeting of the Members (or any meeting of the holders of any Class of Shares) at which the Members (and any other permitted participants of such meeting, including without limitation the chairperson of the meeting and any Directors) physically attending and participate in the general meeting at the Principal Meeting Place and/or where applicable, one or more Meeting Locations.

“PRC”	means the People’s Republic of China, but solely for purposes hereof excludes the Hong Kong Special Administrative Region, the Macau Special Administrative Region and the island of Taiwan.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

“Present”

shall mean, in respect of any Person, such Person’s presence at a general meeting of members, which may be satisfied by means of such Person or, if a corporation or other non-natural Person, its duly authorised representative (or, in the case of any member, a proxy which has been validly appointed by such member in accordance with these Articles), being:

(a)      physically present at the meeting; or

(b)      in the case of any meeting at which Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Communication Facilities.

“Principal Meeting Place”	has the meaning given to it in Article 71.

“Register of Members”	means the register maintained in accordance with the Statute and includes (except where otherwise stated) any duplicate Register of Members.

“Registered Office”	means the registered office for the time being of the Company.

“Seal”	means the common seal of the Company and includes every duplicate seal.

“Securities Act”	means the Securities Act of 1933 of the United States of America, as amended, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

“Secretary”	means any natural Person, firm or corporation appointed by the Board to perform any of the duties of secretary of the Company and includes any assistant, deputy, temporary or acting secretary.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

“Share” and “Shares”	means a share in the capital of the Company, and includes an Ordinary Share. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt, in these Articles the expression “Share” shall include a fraction of a Share.

“Share Premium Account”	means the share premium account established in accordance with these Articles and the Statute.

“signed”	means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a Person with the intent to sign the electronic communication.

“Special Resolution”	~~has~~shall have the same meaning as ascribed thereto in the Statute~~, and includes an unanimous written resolution of the Members~~ and for this purpose, the requisite majority shall be not less than three-fourths of the votes of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given, and shall include a special resolution passed pursuant to Article 75.

“Statute”	means the Companies Act (As Amended) of the Cayman Islands as amended and every statutory modification or re-enactment thereof for the time being in effect.

“Subsidiary”	means, with respect to any given Person, any other Person that is Controlled directly or indirectly by such given Person.

“Treasury Shares”	means shares of the Company that were previously issued but were purchased, redeemed, surrendered or otherwise acquired by the Company and not cancelled.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

“US$”	means the lawful money of the United States of America.

“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction.

“Virtual Meeting”	means any general meeting of the Members (or any meeting of the holders of any Class of Shares) at which the Members (and any other permitted participants of such meeting, including without limitation the chairperson of the meeting and any Directors) are permitted to attend and participate solely by means of Communication Facilities.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

2.	In these Articles:

2.1.	words importing the singular number include the plural number and vice versa;

2.2.	words importing the masculine gender include the feminine gender;

2.3.	words importing persons include corporations;

2.4.	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

2.5.	any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication;

~~2.5.~~2.6.	references to provisions of any Law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced from time to time;

~~2.6.~~2.7.	any phrase introduced by the terms “including,” “include,” “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

~~2.7.~~2.8.	the term “voting power” refers to the number of votes attributable to the Shares in accordance with the terms of the Memorandum and Articles;

~~2.8.~~2.9.	the term “or” is not exclusive;

~~2.9.~~2.10.	the term “including” will be deemed to be followed by, “but not limited to”;

~~2.10.~~2.11.	the terms “shall”, “will”, and “agrees” are mandatory, and the term “may” is permissive;

~~2.11.~~2.12.	the term “day” means “calendar day” (unless the term “Business Day” is used), and “month” means calendar month;

~~2.12.~~2.13.	the phrase “directly or indirectly” means directly, or indirectly through one or more intermediate Persons or through contractual or other arrangements, and “direct or indirect” has the correlative meaning;

~~2.13.~~2.14.	references to any documents shall be construed as references to such document as the same may be amended, supplemented, superseded, replaced or novated from time to time;

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

~~2.14.~~2.15.	when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to these Articles, the date that is the reference date in calculating such period shall be excluded;

~~2.15.~~2.16.	“fully-diluted” or any variation thereof means all of the issued and outstanding Shares, treating the maximum number of Shares issuable under any issued and outstanding convertible securities and all Shares reserved for issuance under any of the Company’s share incentive plans or employee stock incentive plans as issued and outstanding;

~~2.16.~~2.17.	references to “in the ordinary course of business” and comparable expressions mean the ordinary and usual course of business of the relevant party, consistent in all material respects (including nature and scope) with the prior practice of such party;

~~2.17.~~2.18.	all references to dollars or to “US$” are to currency of the United States of America and all references to RMB are to currency of the PRC (and each shall be deemed to include reference to the equivalent amount in other currencies);

~~2.18.~~2.19.	if any payment hereunder would have been, but for this Article, due and payable on a date that is not a Business Day, then such payment shall instead be due and payable on the first Business Day after such date;

~~2.19.~~2.20.	headings are inserted for reference only and shall be ignored in construing these Articles; ~~and~~

2.21.	a reference to a meeting shall mean a meeting convened and held in any manner permitted by these Articles and any Member or Director attending and participating at a meeting by means of Communication Facilities shall be deemed to be present at that meeting for all purposes of the Companies Act and these Articles, and attend, participate, attending, participating, attendance and participation shall be construed accordingly;

2.22.	references to a person’s participation in the business of a general meeting include without limitation and as relevant the right (including, in the case of a corporation, through a duly authorised representative) to speak or communicate, vote, be represented by a proxy and have access in hard copy or electronic form to all documents which are required by the Companies Act or these Articles to be made available at the meeting, and participate and participating in the business of a general meeting shall be construed accordingly;

2.23.	where a Member is a corporation, any reference in these Articles to a Member shall, where the context requires, refer to a duly authorised representative of such Member; and

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

~~2.20.~~2.24.	Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

SHARE CAPITAL

3.	The authorized share capital of the Company is US$300,000 divided into 600,000,000 ordinary shares of par value of US$0.0005 each, comprising (a) ~~498,911,230~~518,911,230 Class A Ordinary Shares of par value of US$0.0005 each, and (b) 81,088,770 Class B Ordinary Shares of par value of US$0.0005 each~~, and (c) 20,000,000 shares of par value of US$0.0005 each of such Class or Classes (however designated) as the Board may determine in accordance with the Memorandum and these Articles~~; subject to any alteration of share capital effected pursuant to Articles 56 to 58.

4.	Subject to the Statute, the Memorandum and these Articles and, where applicable, Designated Stock Exchange Rules and/or the rules of any competent regulatory authority, any power of the Company to purchase or otherwise acquire its own Shares shall be exercisable by the Board in such manner, upon such terms and subject to such conditions as it thinks fit.

SHARES

5.	Subject to the Statute, these Articles ~~and, where applicable, the Designated Stock Exchange Rules~~, compliance with the Hong Kong Listing Rules (and only to such extent permitted thereby) and any applicable rules and regulations of authorities of places where the securities of the Company are listed (and to any direction that may be given by the Company in general meeting) and without prejudice to any rights attached to any existing Shares, the Directors may in their absolute discretion and without the approval of the Members, cause the Company to:

(a).	allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise, to such Persons, at such times and on such other terms as they think proper;

(b).

grant rights over Shares or other securities to be issued in one or more Classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper; and

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

(c).	issue options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any Class of Shares or securities in the capital of the Company on such terms as it may from time to time determine.

6.	~~The Directors may authorize the division of Shares into any number of Classes and the different Classes shall be authorized, established and designated (or re-designated as the case may be) and the variations~~Subject to these Articles, compliance with the Hong Kong Listing Rules (and only to such extent permitted thereby), the Code on Takeovers and Mergers approved by the Securities and Futures Commission of Hong Kong and any applicable rules and regulations of authorities of places where the securities of the Company are listed, and on the conditions that (x) no new class of Shares with voting rights superior to Class A Ordinary Shares will be created and (y) any variation in the relative rights ~~(including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations~~ as between the different ~~Classes (if any) may be fixed and determined by the Board or by an Ordinary Resolution. The~~classes will not result in the creation of new class of shares with voting rights superior to those of Class A Ordinary Shares, the Directors may issue from time to time, out of the authorized share capital of the Company, preferred shares ~~with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares,~~ at such time and on such terms as they may think appropriate in their absolute discretion and without approval of the Members; provided, however, before any preferred shares of any such series are issued, the Board may by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

(a).	the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b).	whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c).	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any Shares of any other Class or any other series of Shares;

(d).	whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

(e).	whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Members upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of Shares of any other Class or any other series of Shares;

(f).	whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g).	whether the preferred shares of such series shall be convertible into, or exchangeable for, Shares of any other Class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h).	the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing Shares or Shares of any other Class of Shares or any other series of preferred shares;

(i).	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional Shares, including additional Shares of such series or of any other Class of Shares or any other series of preferred shares; and

(j).	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued.

7.	Neither the Company nor the Board shall be obliged, when making or granting any allotment of, offer of, option over or disposal of Shares, to make, or make available, any such allotment, offer, option or Shares to Members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Board, be unlawful or impracticable. Members affected as a result of the foregoing sentence shall not be, or be deemed to be, a separate Class of Members for any purpose whatsoever. Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any Class or series of preferred shares, no vote of the holders of preferred shares or Ordinary Shares shall be a prerequisite to the issuance of any Shares of any Class or series of the preferred shares authorized by and complying with the conditions of the Memorandum and these Articles.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

8.	The Company shall not issue Shares to bearer.

9.	The Company may in connection with the issue of any Shares exercise all powers of paying commissions and brokerage conferred or permitted by Law. Such commissions and brokerage may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other.

10.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

FRACTIONAL SHARES

11.	The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Member such fractions shall be accumulated.

REGISTER OF MEMBERS

12.	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute. Any register maintained in Hong Kong shall during normal business hours (subject to such reasonable restrictions as the Board may impose) be open for inspection by a Member without charge and such other person on payment of a fee of such amount not exceeding the maximum amount as may from time to time be permitted under the Hong Kong Listing Rules as the Board may determine for each inspection, provided that the Company may be permitted to close the register on terms equivalent to section 632 of the Companies Ordinance.

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

13.	For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any dividend, or in order to make a determination of Members for any other purpose, subject to these Articles, the Directors may provide that the Register of Members shall be closed for transfers for a stated period which shall not ~~in any case~~ exceed ~~forty~~thirty (~~40~~30) calendar days. If the Register of Members shall be closed for the purpose of determining Members entitled to notice of, or to vote at, a meeting of Members, the ~~Register of Members shall be closed for at least ten (10) calendar days immediately preceding the meeting and the~~ record date for such determination shall be the date of closure of the Register of Members.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

14.	In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any dividend or in order to make a determination of Members for any other purpose.

15.	If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a dividend, the date on which notice of the meeting is sent or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

CERTIFICATES FOR SHARES

16.	A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other Person authorized by the Directors. The Directors may authorise certificates to be issued with the authorized signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to these Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

17.	No certificate shall be issued representing Shares of more than one Class.

18.	The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one Person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them. In the event that Shares are held jointly by several Persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

19.	Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act. Every share certificate shall prominently include the words “A company controlled through weighted voting rights” or such language as may be specified by the Hong Kong Stock Exchange from time to time, and specify the number and class of shares in respect of which it is issued and the amount paid thereon or the fact that they are fully paid, as the case may be, and may otherwise be in such form as the Board may from time to time prescribe subject to the Hong Kong Listing Rules.

20.	Share certificates shall be issued within the relevant time limit as prescribed by Law or as the Designated Stock Exchange may from time to time determine, whichever is the shorter, after allotment or, except in the case of a transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgment of a transfer with the Company.

21.	(1)	Upon every transfer of Shares the certificate held by the transferor shall be given up to be cancelled, and shall forthwith be cancelled accordingly, and a new certificate shall be issued to the transferee in respect of the Shares transferred to him at such fee as is provided in paragraph (2) of this Article. If any of the Shares included in the certificate so given up shall be retained by the transferor a new certificate for the balance shall be issued to him at the aforesaid fee payable by the transferor to the Company in respect thereof.

(2)	The fee referred to in paragraph (1) above shall be an amount not exceeding the relevant maximum amount as the Designated Stock Exchange may from time to time determine provided that the Board may at any time determine a lower amount for such fee.

22.	If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

REDEMPTION, REPURCHASE AND SURRENDER

23.	Subject to the provisions of the Statute and these Articles, the Company may:

(a).	issue Shares that are to be redeemed or are liable to be redeemed at the option of a Member or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares, by the Board;

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

(b).	purchase Shares (including any redeemable Shares) in such manner and upon such terms as have been approved by the Board, or are otherwise authorized by these Articles provided always that any such purchase shall only be made in accordance with any relevant code, rules or regulations issued by the Hong Kong Stock Exchange or the Securities and Futures Commission of Hong Kong from time to time in force; and~~;~~

(c).	make a payment in respect of the redemption or purchase of Shares in any manner permitted by the Statute, including out of capital.

24.	The purchase of any Share shall not oblige the Company to purchase any other Share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

25.	The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

26.	The Directors may accept the surrender for no consideration of any fully paid Share.

TREASURY SHARES

27.	~~The Board may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a treasury share. The Board may determine to cancel a treasury share or transfer a treasury share on such terms as it thinks proper (including, without limitation, for nil consideration).~~Shares that the Company purchases, redeems or acquires (by way of surrender or otherwise) may, at the option of the Company, be cancelled immediately or held as Treasury Shares in accordance with the Statute and the Listing Rules. In the event that the Directors do not specify that the relevant Shares are to be held as Treasury Shares, such Shares shall be cancelled.

27A.	No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to members on a winding up) may be declared or paid in respect of a Treasury Share.

27B.	The Company shall be entered in the Register of Members as the holder of the Treasury Shares provided that:

(a)	the Company shall not be treated as a member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void; and

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

(b)	a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of the Listing Rules, these Articles or the Statute, save that an allotment of Shares as fully paid bonus shares in respect of a Treasury Share is permitted and Shares allotted as fully paid bonus shares in respect of a treasury share shall be treated as Treasury Shares.

27C.	Treasury Shares may be disposed of by the Company on such terms and conditions as determined by the Directors in accordance with the provisions of these Articles and the Listing Rules.

NON RECOGNITION OF TRUSTS

28.	The Company shall not be bound by or compelled to recognize in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by these Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the registered holder.

LIEN ON SHARES

29.	The Company shall have a first and paramount lien and charge on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other Person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien (if any) thereon. The Company’s lien (if any) on a Share shall extend to all dividends or other monies payable in respect thereof.

30.	The Company may sell, in such manner as the Board thinks fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen (14) calendar days after a notice in writing stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder or holders for the time being of the Share, or the Person, of which the Company has notice, entitled thereto by reason of his death or bankruptcy.

31.	To give effect to any such sale, the Board may authorize some Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound by the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

32.	The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable and the residue, if any, shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

33.	The Directors may from time to time make calls upon the Members in respect of any monies unpaid on their Shares (whether on account of the nominal value of the Shares or by way of premium or otherwise) and not by the conditions of allotment thereof made payable at fixed terms, provided that no call shall be payable at less than one (1) month from the date fixed for the payment of the last preceding call, and each Member shall (subject to receiving at least fourteen (14) calendar days’ notice specifying the time or times of payment) pay to the Company at the specified time or times the amount called on the Shares. A call may be revoked or postponed as the Board may determine. A call may be made payable by installments.

34.	A call shall be deemed to have been made at the time when the resolution of the Directors authorizing such call was passed.

35.	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

36.	If a sum called in respect of a Share is not paid before or on a day appointed for payment thereof, the Persons from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate as the Board may determine, but the Board shall be at liberty to waive payment of such interest either wholly or in part.

37.	Any sum which by the terms of issue of a Share becomes payable on allotment or at any fixed date, whether on account of the nominal value of the Share or by way of premium or otherwise, shall for the purposes of these Articles be deemed to be a call duly made, notified and payable on the date on which by the terms of issue the same becomes payable, and in the case of non-payment, all the relevant provisions of these Articles as to payment of interest forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

38.	Directors may, on the issue of Shares, differentiate between the holders as to the amount of calls or interest to be paid and the time of payment.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

39.	The Board may, if it thinks fit, receive from any Member willing to advance the same, all or any part of the monies uncalled and unpaid upon any Shares held by him, and upon all or any of the monies so advanced may (until the same would but for such advances, become payable) pay interest at a rate as may be agreed upon between the Board and the Member paying such sum in advance. No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES

40.	If a Member fails to pay any call or installment of a call or to make any payment required by the terms of issue on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of the call, installment or payment remains unpaid, give notice requiring payment of any part of the call, installment or payment that is unpaid, together with any interest which may have accrued and all expenses that have been incurred by the Company by reason of such non-payment. Such notice shall name a day (not earlier than the expiration of fourteen (14) calendar days from the date of giving of the notice) on or before which the payment required by the notice is to be made, and shall state that, in the event of non-payment at or before the time appointed the Shares in respect of which such notice was given will be liable to be forfeited.

41.	If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited Share and not actually paid before the forfeiture.

42.	A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Board thinks fit, and at any time before a sale or disposition, the forfeiture may be cancelled on such terms as the Board sees fit.

43.	A Person whose Shares have been forfeited shall cease to be a Member in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all monies which, at the date of forfeiture, were payable by him to the Company in respect of the Shares together with interest thereon, but his liability shall cease if and when the Company shall have received payment in full of all monies whenever payable in respect of the Shares.

44.	A certificate in writing under the hand of one (1) Director or the Secretary of the Company that a Share in the Company has been duly forfeited on a date stated in the declaration shall be conclusive evidence of the fact stated therein as against all Persons claiming to be entitled to the Share. The Company may receive the consideration given for the Share on any sale or disposition thereof and may execute a transfer of the Share in favor of the Person to whom the Share is sold or disposed of and he shall thereupon be registered as the holder of the Share and shall not be bound by the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

45.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the nominal value of the Share or by way of premium as if the same had been payable by virtue of a call duly made and notified.

REGISTRATION OF EMPOWERING INSTRUMENTS

46.	The Company shall be entitled to charge a fee not exceeding US$1.00 on the registration of every probate, letter of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

TRANSFER OF SHARES

47.	Subject to these Articles, any Member may transfer all or any of his Shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or a central depository house or its nominee(s), by hand or by machine imprinted signature on behalf of it (or any successor thereto) or by such other manner of execution as the Board may approve from time to time.

48.	The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve which is consistent with the standard form of transfer as prescribed by the Designated Stock Exchange and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Member until the name of the transferee is entered in the Register of Members in respect of the relevant Shares.

49.	The Directors shall register any transfer of Shares except where holders proposing or effecting the transfers of the Shares are subject to binding written agreements with the Company or applicable Laws which restrict the transfer of the Shares held by such holders and such holders have not complied with the terms of such agreements or the restrictions have not been waived in accordance with their terms, or such applicable Law, as the case may be. ~~If the Directors refuse to register a transfer they shall notify the transferee within five (5) Business Days of such refusal, providing a detailed explanation of the reason therefor. Notwithstanding the foregoing, if a transfer complies with the holder’s transfer obligations and restrictions set forth in agreements with the Company, the Directors shall register such transfer.~~

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

50.	The Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a lien. The Directors may also decline to register any transfer of any Share unless:

(a).	the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(b).	the instrument of transfer is in respect of only one Class of Shares;

(c).	the instrument of transfer is properly stamped, if required;

(d).	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; and

(e).	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board may from time to time require, is paid to the Company in respect thereof.

51.	The registration of transfers may, after compliance with any notice required by the Designated Stock Exchange Rules, be suspended and the Register of Members closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register of Members closed for more than thirty (30) calendar days in any calendar year.

52.	All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within two calendar months after the date on which the instrument of transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

TRANSMISSION OF SHARES

53.	If a Member dies, the survivor or survivors where such Member was a joint holder, and his or her legal personal representatives where such Member was a sole holder, shall be the only Persons recognised by the Company as having any title to such Member’s interest. The estate of a deceased Member is not thereby released from any liability in respect of any Share that had been jointly held by such Member.

54.	Any Person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may from time to time be required by the Directors, elect either to become the holder of the Share or to have some Person nominated by him or her as the transferee.

55.	If the Person so becoming entitled shall elect to be registered as the holder, such Person shall deliver or send to the Company a notice in writing signed by such Person stating that he or she so elects.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

AMENDMENTS OF MEMORANDUM AND ARTICLES OF ASSOCIATION AND ALTERATION OF CAPITAL

56.	Subject to the provisions of the Statute and the provisions of these Articles, the Company may from time to time by an Ordinary Resolution:

(a).	increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b).	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c).	divide its Shares into several Classes ~~and, without prejudice to any special rights previously conferred on the holders of existing Shares, attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting, as the Directors may determine~~; provided always that, for the avoidance of doubt, where a Class of Shares has been authorized by the Company, no resolution of the Company in general meeting is required for the issuance of Shares of that Class and the Directors may issue Shares of that Class ~~and determine such rights, privileges, conditions or restrictions attaching thereto as aforesaid, and further provided that where the Company issues Shares which do not carry voting rights, the words “non-voting” shall appear in the designation of such Shares and where the equity capital includes Shares with different voting rights, the designation of each Class of Shares, other than those with the most favorable voting rights, must include the words “restricted voting” or “limited voting”;~~;

(d).	subdivide its Shares, or any of them, into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value (subject, nevertheless, to Law)~~, and may by such resolution determine that, as between the holders of the Shares resulting from such sub-division, one or more of the Shares may have any such preferred, deferred or other rights or be subject to any such restrictions as compared with the other or others as the Company has power to attach to unissued or new Shares;~~;

(e).	cancel any Shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled or, in the case of Shares without par value, diminish the number of Shares into which its capital is divided; and

(f).	perform any action not required to be performed by Special Resolution.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

57.	All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital. The Board may settle as it considers expedient any difficulty which arises in relation to any consolidation and division under the preceding Article and in particular but without prejudice to the generality of the foregoing may issue certificates in respect of fractions of Shares or arrange for the sale of the Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the Members who would have been entitled to the fractions, and for this purpose the Board may authorize some Person to transfer the Shares representing fractions to their purchaser or resolve that such net proceeds be paid to the Company for the Company’s benefit. Such purchaser will not be bound to see to the application of the purchase money nor will his title to the Shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

58.	Subject to the provisions of the Statute and the provisions of these Articles, the Company may from time to time by Special Resolution:

(a).	change its name;

(b).	alter, amend or add to these Articles, however framed;

(c).	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein, however framed; and

(d).	reduce its share capital and any capital redemption reserve fund in any manner authorized by Law.

SHARE RIGHTS

59.	The rights and restrictions attaching to the Ordinary Shares are as follows:

(a).	Income~~.~~

Holders of Ordinary Shares shall be entitled to such dividends as the Directors may in their absolute discretion lawfully declare from time to time.

(b).	Capital

Holders of Ordinary Shares shall be entitled to a return of capital on liquidation, dissolution or winding-up of the Company (other than on a conversion, redemption or purchase of Shares, or an equity financing or series of financings that do not constitute the sale of all or substantially all of the Shares of the Company).

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

(c).	Attendance at General Meetings and Voting

Holders of Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings (including extraordinary general meetings) of the Company. Holders of Ordinary Shares shall, at all times, vote together as one Class on all matters submitted to a vote by the Members. Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to vote at general meetings (including annual and extraordinary general meetings) of the Company and each Class B Ordinary Share shall be entitled to ten (10) votes on all matters subject to vote at general meetings (including annual and extraordinary general meetings) of the Company.

(d).	Conversion

(i)	Each Class B Ordinary Share is convertible into one (1) fully paid Class A Ordinary Share at any time by the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.

(ii)	Subject to these Articles, upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof to any Person which is not an Affiliate of each Co-Founder, or upon a change of Beneficial Ownership of any Class B Ordinary Shares as a result of which any Person who is not an Affiliate of each Co-Founder becomes a beneficial owner of such Ordinary Shares, such Class B Ordinary Shares shall be automatically and immediately converted into an equal number of Class A Ordinary Shares. For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in the Register of Members; (ii) the creation of any pledge, charge, encumbrance or other third-party right of whatever description on any Class B Ordinary Shares to secure any contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition for the purpose of this Article unless and until any such pledge, charge, encumbrance or other third-party right is enforced and results in the third party who is not an Affiliate of each Co-Founder becoming a beneficial owner of the relevant Class B Ordinary Shares in which case all the related Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares, and (iii) any sale, transfer, assignment or disposition of any Class B Ordinary Shares by a holder thereof to any Person which is an Affiliate of each Co-Founder shall not trigger the automatic conversion of such Class B Ordinary Shares into Class A Ordinary Shares as contemplated under this Article.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

(iii)	Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to this Article shall be effected in any manner permitted under Cayman Islands law, including by means of the re-designation, re-classification, and variation of rights of the relevant Class B Ordinary Share as a Class A Ordinary Share together with such rights and restrictions and which shall rank pari passu in all respects with the Class A Ordinary Shares then in issue. Such conversion shall become effective forthwith upon entries being made in the Register of Members to record the re-designation and re-classification of the relevant Class B Ordinary Shares as Class A Ordinary Shares.

(iv)	Upon conversion, the Company shall allot and issue the relevant Class A Ordinary Shares to the converting Member, enter or procure the entry of the name of the relevant holder of Class B Ordinary Shares as the holder of the relevant number of Class A Ordinary Shares resulting from the conversion of the Class B Ordinary Shares in, and make any other necessary and consequential changes to, the Register of Members and shall procure that certificates in respect of the relevant Class A Ordinary Shares, together with a new certificate for any unconverted Class B Ordinary Shares comprised in the certificate(s) surrendered by the holder of the Class B Ordinary Shares are issued to the holders of the Class A Ordinary Shares and Class B Ordinary Shares.

(v)	Any and all taxes and stamp, issue and registration duties (if any) arising on conversion shall be borne by the holder of Class B Ordinary Shares requesting conversion.

(vi)	Save and except for voting rights and conversion rights as set out in this Article, Class A Ordinary Shares and Class B Ordinary Shares shall rank pari passu and shall have the same rights, preferences, privileges and restrictions.

VARIATION OF RIGHTS OF SHARES

60.	Subject to the provision of these Articles, if at any time the share capital of the Company is divided into different Classes, the rights attached to any Class (unless otherwise provided by the terms of issue of the Shares of that Class) or Shares representing a portion of any Class may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of not less than a majority of the issued Shares of that Class, or with the sanction of a Special Resolution passed at a separate meeting of the holders of the Shares of that Class.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

61.	For the purpose of the preceding Article, all of the provisions of these Articles relating to general meetings shall apply, to the extent applicable, mutatis mutandis, to every meeting of holders of separate Class of Shares, except that the necessary quorum shall be one or more Persons holding or representing by proxy at least a majority of the issued Shares of such Class and that any Member holding Shares of such Class, present in person or by proxy, may demand a poll.

62.	Subject to the provisions of these Articles, the rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially adversely varied or abrogated by the creation or issue of further Shares ranking pari passu therewith~~, and the rights of the holders of Shares shall not be deemed to be materially adversely varied by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.~~ or subsequent thereto.

REGISTERED OFFICE

63.	Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office.

GENERAL MEETINGS

64.	All general meetings other than annual general meetings shall be called extraordinary general meetings.

65.	The Company ~~may, but shall not (unless required by the Statute or Designated Stock Exchange Rules) be obliged to~~shall hold a general meeting ~~in each calendar year~~ as its annual general meeting ~~and shall specify the meeting as such in the notices calling it~~in each financial year within a period of not more than six months after the end of its financial year (or such longer period as the Hong Kong Stock Exchange may authorise). The annual general meeting of the Company shall be specified as such in the notices calling it, and shall be held at such time and place as the Directors shall appoint. At these meetings, the report of the Directors (if any) shall be presented.

66.	The Chairman or a majority of the Directors may call general meetings, and they shall on a Members’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

67.	A Members’ requisition is a requisition of Members of the Company holding, on the date of deposit of the requisition in the aggregate, not less than one third of all votes attaching to the issued and outstanding Shares entitled to vote at general meetings of the Company as at the date of the requisition.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

68.	The requisition must state the objects of the meeting and the resolutions to be added to the meeting agenda, and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

69.	If the Directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, the requisitionists, or any of them representing ~~more than fifty percent (50%) of the total voting rights of all of them~~not less than one-tenth (1/10) of the paid up capital of the Company, on a one vote per share basis, which carry the right to vote at general meetings, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three (3) calendar months after the expiration of the said twenty-one (21) calendar days.

70.	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

71.	~~At least seven (7) Business Days’ notice shall be given of any general meeting unless such notice is waived either before, at or after such meeting by the Members (or their proxies) holding a majority of all votes attaching to the issued and outstanding Shares~~An annual general meeting of the Company shall be called by not less than twenty-one (21) days’ notice in writing, and a general meeting of the Company, other than an annual general meeting, shall be called by not less than fourteen (14) days’ notice in writing. A meeting of the Company shall notwithstanding that it is called by shorter notice than that specified in this Article be deemed to have been duly called if it can be demonstrated to the Hong Kong Stock Exchange that reasonable written notice can be given in less time, and it is so agreed (a) in the case of a meeting called as the annual general meeting, by all the Members entitled to attend and vote thereat; and (b) in the case of an extraordinary general meeting, by a majority of the Members having a right to attend and vote at the meeting and Present at the meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and shall specify (i) the ~~place, the day~~time, date, and ~~the hour~~agenda of the meeting ~~and the general nature of the business and~~, (ii) save for a Virtual Meeting, the place of the meeting, and if there is more than one Meeting Location as determined by the Board pursuant to Article 74, the principal place of the meeting (the “Principal Meeting Place”), (iii) if the general meeting is to be a Hybrid Meeting or a Virtual Meeting, the notice shall include a statement to that effect and with details of the Communication Facilities for attendance and participation by electronic means at the meeting or where such details will be made available by the Company prior to the meeting, and (iv) particulars of resolutions to be considered at the meeting, and shall be given, in the manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the Company in general meeting, to such persons as are, under these Articles, entitled to receive such notices from the Company and shall be given in the manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this ~~regulation~~Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed: (a) in the case of an annual general meeting, by all the Members (or their proxies) entitled to attend and vote thereat; and (b) in the case of an extraordinary general meeting, by a majority in the number of the Members (or their proxies) having a right to attend and vote at the meeting, being a majority together holding not less than two-thirds (2/3) in voting rights of the Shares giving that right. The notice of any general meeting at which Communication Facilities will be utilised (including any Virtual Meeting or Hybrid Meeting) must disclose the Communication Facilities that will be utilised, including the procedures to be followed by any Member or other participant of the general meeting who wishes to utilise such Communication Facilities for the purpose of attending, participating and voting at such meeting.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

72.	The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a meeting by, any Person entitled to receive notice shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

73.	No business shall be transacted at any general meeting unless a quorum is ~~present~~Present at the time when the meeting proceeds to business. Save as otherwise provided by these Articles, the holder(s) of Shares which carry ~~a majority~~10% of all votes attaching to all Shares in issue and entitled to vote at such general meeting~~, present in person or by proxy or, if a corporate or other non-natural Person, by its duly authorized representative,~~ (on a one vote per share basis) Present shall constitute a quorum; unless the Company has only one Member entitled to vote at such general meeting in which case the quorum shall be that one Member ~~present in person or by proxy or (in the case of a corporation or other non-natural Person) by a duly authorized representative or proxy~~Present.

74.	~~A Person may participate at a general meeting by video conference, teleconference or other similar communications equipment by means of which all the Persons participating in such meeting can communicate with each other. Participation by a Person in a general meeting in this manner is treated as presence in person at that meeting.~~The Board may, at its absolute discretion, arrange for persons entitled to attend a general meeting to do so by simultaneous attendance and participation by means of Communication Facilities at such location or locations (“Meeting Location(s)”) determined by the Board at its absolute discretion. Any Member or any proxy attending and participating in such way or any Member participating in a Virtual Meeting or a Hybrid Meeting by means of Communication Facilities is deemed to be present at and shall be counted in the quorum of the meeting.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

74A.	All general meetings are subject to the following:

(a)	where a Member is attending at a Meeting Location and/or in the case of a Hybrid Meeting, the meeting shall be treated as having commenced if it has commenced at the Principal Meeting Place;

(b)	Member present in person (in the case of a Member being a corporation, by its duly authorised representative) or by proxy at a Meeting Location and/or Members participating in a Virtual Meeting or a Hybrid Meeting by means of Communication Facilities shall be counted in the quorum for and entitled to vote at the meeting in question, and that meeting shall be duly constituted and its proceedings valid provided that the chair of the meeting is satisfied that adequate Communication Facilities are available throughout the meeting to ensure that Members at all Meeting Locations in a Virtual Meeting or a Hybrid Meeting by means of Communication Facilities are able to participate in the business for which the meeting has been convened;

(c)	where Members attend a meeting by being present at one of the Meeting Locations and/or where Members participating in a Virtual Meeting or a Hybrid Meeting by means of Communication Facilities, a failure (for any reason) of the Communication Facilities or communication equipment, or any other failure in the arrangements for enabling those in a Meeting Location other than the Principal Meeting Place to participate in the business for which the meeting has been convened or in the case of a Virtual Meeting or a Hybrid Meeting, the inability of one or more Members or proxies to access, or continue to access, the Communication Facilities despite adequate Communication Facilities having been made available by the Company, shall not affect the validity of the meeting or the resolutions passed, or any business conducted there or any action taken pursuant to such business provided that there is a quorum present throughout the meeting; and

(d)	if any of the Meeting Locations is outside Hong Kong and/or in the case of a Hybrid Meeting, the provisions of these Articles concerning the service and giving of notice for meeting, and the time for lodging proxies, shall apply by reference to the Principal Meeting Place; and in the case of a Virtual Meeting, the time for lodging proxies shall be as stated in the notice for the meeting.

74B.	The Board and, at any general meeting, the chair of the meeting may from time to time make arrangements for managing attendance and/or participation and/or voting at the Principal Meeting Place, any Meeting Location(s) and/or participating in a Virtual Meeting or a Hybrid Meeting by means of Communication Facilities (whether involving the issue of tickets or some other means of identification, passcode, seat reservation, electronic voting or otherwise) as it shall in its absolute discretion consider appropriate, and may from time to time change any such arrangements, provided that a Member who, pursuant to such arrangements, is not entitled to attend, in person (in the case of a Member being a corporation, by its duly authorised representative) or by proxy, at any Meeting Location shall be entitled so to attend at one of the other Meeting Locations; and the entitlement of any Member so to attend the meeting or adjourned meeting at such Meeting Location or Meeting Locations shall be subject to any such arrangement as may be for the time being in force and by the notice of the meeting or adjourned meeting stated to apply to the meeting.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

74C.	If it appears to the chairman of the general meeting that:

(a)	the Communication Facilities at the Principal Meeting Place or at such other Meeting Location(s) at which the meeting may be attended have become inadequate for the purposes referred to in Article 74 or are otherwise not sufficient to allow the meeting to be conducted substantially in accordance with the provisions set out in the notice of the meeting;

(b)	in the case of a Virtual Meeting or a Hybrid Meeting, Communication Facilities being made available by the Company have become inadequate;

(c)	it is not possible to ascertain the view of those present or to give all persons entitled to do so a reasonable opportunity to communicate and/or vote at the meeting; or

(d)	there is violence or the threat of violence, unruly behaviour or other disruption occurring at the meeting or it is not possible to secure the proper and orderly conduct of the meeting;

then without prejudice to any other power which the chairman of the meeting may have under these Articles or at common law, the chairman may, at their absolute discretion, without the consent of the meeting, and before or after the meeting has started and irrespective of whether a quorum is present, interrupt or adjourn the meeting (including adjournment for an indefinite period). All business conducted at the meeting up to the time of such adjournment shall be valid.

74D.	The Board and, at any general meeting, the chairman of the meeting may make any arrangement, determine and/or implement any requirements, procedures or measures which the Board or the chairman of the meeting, as the case may be, considers appropriate to ensure the security and facilitate the orderly and effective conduct of a meeting (including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, determining the number and frequency of and the time allowed for questions that may be raised at a meeting). Members shall also comply with all requirements imposed by the owner of the premises at which the meeting is held. Any decision made under this Article shall be final and conclusive and a person who refuses to comply with any such arrangements or requirements may be refused entry to the meeting or ejected (physically or electronically) from the meeting.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

74E.	All persons seeking to attend and participate in a Virtual Meeting or a Hybrid Meeting shall be responsible for maintaining adequate facilities to enable them to do so. Subject to Article 74C, any inability of a person or persons to attend or participate in a general meeting by way of Communication Facilities shall not invalidate the proceedings of and/or resolutions passed at that meeting.

74F.	Without prejudice to other provisions in Article 74 to 74E, a Physical Meeting may also be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such meeting shall constitute presence in person at such meeting.

74G.	All general meetings other than annual general meetings shall be called extraordinary general meetings. All general meetings (including an annual general meeting or any adjourned meeting) may be held as a Physical Meeting in any part of the world and at one or more locations as provided in Article 74, as a Hybrid Meeting or as a Virtual Meeting, as may be determined by the Board.

74H.	A Member shall have the right to (a) speak at a general meeting; and (b) vote at a general meeting except where the Member is required, by the Hong Kong Listing Rules, to abstain from voting to approve the matter under consideration.

75.	A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by all Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations, signed by their duly authorized representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

76.	If a quorum shall not be ~~present or represented~~Present at any general meeting, the Members holding a majority of the aggregate voting power of all of the Shares of the Company ~~present in person or by proxy~~Present at the meeting may adjourn the meeting from time to time~~, until a quorum shall be present or represented~~ to a specified date, time and place; provided that, if notice of such meeting has been duly delivered to all Members seven (7) Business Days prior to the scheduled meeting in accordance with the notice procedures hereunder, and the quorum is not ~~present~~Present within one hour from the time appointed for the meeting solely because of the absence of any Member, the meeting shall be adjourned to the seventh (7th) following Business Day at the same time and place (or to such other time or such other place as the Directors may determine) with an updated notice delivered to all Members 48 hours prior to the adjourned meeting in accordance with the notice procedures under these Articles and, if at the adjourned meeting, the quorum is not ~~present~~Present within half an hour from the time appointed for the meeting solely because of the absence of any Member, then the Members ~~present in person and by proxy~~Present at the adjourned meeting shall form a quorum. At such adjourned meeting, any business may be transacted that might have been transacted at the meeting as originally notified.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

77.	The Chairman, if any, shall preside as chairman at every general meeting of the Company, or if there is no such Chairman, or if he or she shall not be ~~present~~Present within fifteen (15) minutes after the time appointed for the holding of the meeting, or is unwilling or unable to act, the Directors ~~present~~Present shall elect one of their number, or shall designate a Member, to be chairman of the meeting.

77A.	The chairman of any general meeting shall be entitled to attend, preside as chairman at, and participate at such general meeting by means of Communication Facilities, and to act as the chairman, in which event:

(a)	the chairman shall be deemed to be Present at the meeting; and

~~(a)~~(b)	if the Communication Facilities are interrupted or fail for any reason to enable the chairman to hear and be heard by all other Persons attending and participating at the meeting, then the other Directors Present at the meeting shall choose another Director Present to act as chairman of the meeting for the remainder of the meeting; provided that (i) if no other Director is Present at the meeting, or (ii) if all the Directors Present decline to take the chair, then the meeting shall be automatically adjourned to the same day in the next week and at such time and place as shall be decided by the Board.

78.	~~With~~Subject to Article 74C, with the consent of a general meeting at which a quorum is ~~present~~Present, the chairman may (and shall if so directed by the meeting), adjourn the meeting from time to time ~~and~~, from place to place, and from one form to another (a Physical Meeting, a Hybrid Meeting or a Virtual Meeting) but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a general meeting is adjourned, notice of the adjourned meeting shall be given as in the case of an original meeting.

79.	A resolution put to the vote of the meeting shall be decided by poll and not on a show of hands.

80.	Except on a poll on a question of adjournment, a poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting.

81.	A poll on a question of adjournment shall be taken forthwith.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

VOTES OF MEMBERS

82.	Subject to any rights and restrictions for the time being attached to any Share, every Member ~~present in person or by proxy (or, if a corporation or other non-natural Person, by its duly authorized representative or proxy)~~Present shall, at an annual or extraordinary general meeting of the Company, have one (1) vote for each Class A Ordinary Share and ten (10) votes for each Class B Ordinary Share, in each case of which he is the holder.

82A.	A voluntary winding up of the Company shall be approved with the sanction of a Special Resolution in a general meeting of the Company.

83.	In the case of joint holders of record, the vote of the senior holder who tenders a vote, whether in person or by proxy (or, if a corporation or other non-natural Person, by its duly authorized representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

84.	A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by his or her committee, receiver, or other Person on such Member’s behalf appointed by that court, and any such committee, receiver, or other Person may vote by proxy.

85.	No Person shall be entitled to vote at any general meeting or at any separate meeting of the holders of a Class of Shares unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid. Where the Company has knowledge that any Member is, under the Law including but not limited to Hong Kong Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.

86.	No objection shall be raised to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman of the meeting whose decision shall be final and conclusive.

87.	Votes may be cast either personally or by proxy. Any Member entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. All resolutions shall be determined by poll and not on a show of hands, save that the chairman of the meeting may, in good faith, allow a resolution which relates purely to a procedural or administrative matter as prescribed under the Hong Kong Listing Rules to be voted on by a show of hands.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

88.	A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting. For the avoidance of doubt, where more than one proxy is appointed by a recognized clearing house (or its nominee(s)), each such proxy is under no obligation to cast all his votes in the same way on a poll.

PROXIES

89.	The instrument appointing a proxy shall be in writing, be executed under the hand of the appointor or of his attorney duly authorized in writing, or, if the appointor is a corporation, under the hand of an officer or attorney duly authorized for that purpose. A proxy need not be a Member.

90.	The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, no later than the time for holding the meeting or adjourned meeting, provided that the chairman of the meeting may at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited upon receipt of email, telex, cable or telecopy confirmation from the appointor that the instrument of proxy duly signed is in the course of transmission to the Company. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

91.	The instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to confer authority to demand or join or concur in demanding a poll.

92.	Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

CORPORATIONS ACTING BY REPRESENTATIVES

93.	Any corporation or other non-natural Person which is a Member or a Director may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorize such Person as it thinks fit to act as its representative or as an alternate Director (as appropriate) at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member or Director. Where a corporation is so represented, it shall be treated as being Present at any meeting.

~~SHARES THAT MAY NOT BE VOTED~~

94.	~~Shares in the Company that are beneficially owned by the Company or held by it in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.~~ [Intentionally left blank]

DEPOSITARY AND CLEARING HOUSES

95.	If a recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorize such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any Class of Members provided that, if more than one Person is so authorized, the authorization shall specify the number and Class of Shares in respect of which each such Person is so authorized. A Person so authorized pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorization.

95A.	HKSCC must be entitled to appoint proxies or corporate representatives to attend the Company’s general meetings and creditors meetings and those proxies or corporate representatives must enjoy rights equivalent to the rights of other Members, including the right to speak and vote. Where the Law prohibits HKSCC from appointing proxies or corporate representatives enjoying the rights described by this article, the Company must make the necessary arrangements with HKSCC to ensure that Hong Kong investors holding shares through HKSCC enjoy the right to vote, attend (in person or by proxy) and speak at general meetings.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

DIRECTORS

96.	Unless otherwise determined by the Company by an Ordinary Resolution, the authorized number of Directors shall not be less than three (3) Directors, and there shall be no maximum number of Directors.

97.	The Board shall have a Chairman elected and appointed by a simple majority of the Directors then in office. The period for which the Chairman will hold office will also be determined by a simple majority of all of the Directors then in office. The Chairman shall preside as chairman at every meeting of the Board, save and except that if the Chairman is not ~~present~~Present at a meeting of the Board within fifteen (15) minutes after the time appointed for holding the same, or if the Chairman is unable or unwilling to act as the chairman of a meeting of the Board, the attending Directors may choose one of their number to be the chairman of the meeting.

98.	Subject to these Articles, the Company may by Ordinary Resolution appoint any Person to be a Director.

99.	Subject to these Articles, the Board may, by the affirmative vote of a simple majority of the remaining Directors ~~present~~Present and voting at a Board meeting, appoint any Person as a Director, to fill a casual vacancy on the Board or as an addition to the existing Board. For the avoidance of any doubt, in the event a Director is to be re-elected and reappointed by the Board, the Director shall recuse himself or herself from voting on the resolution regarding his or her own re-election and reappointment. The Director may, however, exercise his or her voting rights with respect to the re-election and reappointment of other Directors.

100.	A Director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. A Director appointed to fill a casual vacancy on or as an addition to the existing Board shall hold office only until the first annual general meeting of the Company after his or her appointment, and shall then be eligible for re-election at that meeting.

100A.	Every Director (including those appointed for a specific term) shall be subject to retirement at annual general meetings of the Company by rotation at least once every three years. A retiring Director shall retain office until the close of the meeting at which he retires and shall be eligible for re-election thereat. The Company at any annual general meeting at which any Directors retire may fill the vacated office by electing a like number of persons to be Directors.

101.	A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to attend and speak at general meetings.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

102.	A Director (including a managing or other executive Directors) may be removed (with or without cause) from office ~~by~~at any time before the expiration of his or her term of office by an Ordinary Resolution of the Company, or the affirmative vote of ~~two-thirds (2/3)~~a simple majority of the Directors then in office ~~(except with regard to the removal of the Chairman from the Board, who may be removed from office by the affirmative vote of all other Directors), or by Ordinary Resolution~~, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). Save as otherwise provided by these Articles, a vacancy on the Board created by the removal of a Director under the previous sentence may be filled by Ordinary Resolution or by the affirmative vote of a simple majority of the remaining Directors ~~present~~Present and voting at a Board meeting. The notice of any meeting at which a resolution to remove a Director shall be proposed or voted upon must contain a statement of the intention to remove that Director and such notice must be served on that Director not less than two (2) calendar days before the meeting. Such Director is entitled to attend the meeting and be heard on the motion for his removal.

103.	The remuneration of the Directors or past Directors, including by way of compensation for loss of office, or as consideration for or in connection with his retirement from office (not being payment to which the Director is contractually entitled), may be determined by the Board or by a committee designated by the Board or by Ordinary Resolution.

104.	The Directors shall be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

105.	Subject to applicable Law, Designated Stock Exchange Rules and the Articles, the Board may establish any committee (consisting of such member or members of their body as they think fit) as the Board shall deem appropriate from time to time, and such committees shall have such rights, powers and privileges as granted to them by the Board from time to time.

105A.	The role of an Independent Non-executive Director shall include, but is not limited to:

(a)	participating in Board meetings to bring an independent judgment to bear on issues of strategy, policy, performance, accountability, resources, key appointments and standards of conduct;

(b)	taking the lead where potential conflicts of interests arise;

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

(c)	serving on the audit, remuneration, nomination and other governance committees, if invited; and

(d)	scrutinising the Company’s performance in achieving agreed corporate goals and objectives, and monitoring performance reporting.

The Independent Non-executive Directors shall give the Board and any committees on which they serve the benefit of their skills, expertise and varied backgrounds and qualifications through regular attendance and active participation. They should also attend general meetings and develop a balanced understanding of the views of the Members.

The Independent Non-executive Directors shall make a positive contribution to the development of the Company’s strategy and policies through independent, constructive and informed comments.

POWERS AND DUTIES OF DIRECTORS

106.	Subject to the provisions of the Statute, the Memorandum and these Articles, the business and affairs of the Company shall be conducted as directed by the Board. The Board shall have all such powers and authorities, and may do all such acts and things, to the maximum extent permitted by applicable Law, the Memorandum and these Articles. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed. No alteration of the Memorandum or these Articles and no such direction shall invalidate any prior act of the Directors that would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is ~~present~~Present may exercise all powers exercisable by the Directors.

107.	~~The~~Subject to these Articles, the Board may, from time to time, and except as required by applicable Law or Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company and determine on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time. For the avoidance of doubt, if any corporate governance policies or initiatives of the Company adopted by resolution of the Board are inconsistent with the provisions in Articles 96 – 102, Articles 96 – 102 shall prevail.

108.	Subject to these Articles, the Directors may from time to time appoint any natural Person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, chief executive officer, one or more other executive officers, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural Person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

109.	The Directors may appoint any natural Person or corporation to be a Secretary (and if need be, two or more Persons as joint Secretaries, an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors.

110.	The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorized signatory (any such Person being an “Attorney” or “Authorized Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorized Signatory as the Directors may think fit, and may also authorize any such Attorney or Authorized Signatory to delegate all or any of the powers, authorities and discretion vested in him.

111.	(1)	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

(2)	All cheques, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or transferable or not, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Board shall from time to time by resolution determine. The Company’s banking accounts shall be kept with such banker or bankers as the Board shall from time to time determine.

112.	The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural Person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural Person or corporation.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

113.	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorize the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural Person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

114.	Any such delegates as aforesaid may be authorized by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

BORROWING POWERS OF DIRECTORS

115.	The Directors may from time to time at their discretion exercise all the powers of the Company to borrow money, to mortgage or charge all or any part of its undertaking, property and assets (present and future) and uncalled capital, and to issue debentures, bonds and other securities, whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party. Debentures, bonds and other securities may be made assignable free from any equities between the Company and the Person to whom the same may be issued. Any debentures, bonds or other securities may be issued at a discount (other than Shares), premium or otherwise and with any special privileges as to redemption, surrender, drawings, allotment of Shares, attending and voting at general meetings of the Members, appointment of Directors and otherwise.

VACATION OF OFFICE AND REMOVAL OF DIRECTOR

116.	The office of a Director shall be vacated if:

(a).	he gives notice in writing to the Company that he resigns the office of Director;

(b).	he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally;

(c).	is prohibited by any applicable Law or Designated Stock Exchange Rules from being a Director;

(d).	he is found to be or becomes of unsound mind; or

(e).	is removed from office pursuant to any other provision of these Articles.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

MEETINGS OF THE BOARD

117.	The Board shall meet at such times and in such places as the Board shall designate from time to time. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time convene a meeting of the Directors.

118.	Notice of a Board meeting shall be given two (2) calendar days prior to the meeting counting from the date service is deemed to take place as provided in these Articles and excluding the proposed date of the Board meeting; provided that such requirement may be waived in writing by a majority of the Directors then in office.

119.	Subject to these Articles, questions arising at any meeting shall be decided by a simple majority of votes of the Directors then in office at which there is a quorum, with each having one (1) vote and in case of an equality of votes the Chairman shall have a second or casting vote.

120.	A Director may participate in any meeting of the Board or of any committee of the Board by means of video conference, teleconference or other similar communications equipment by means of which all Persons participating in the meeting can hear each other and such participation shall constitute such Director’s presence in person at the meeting. Unless otherwise determined by the Directors, the meeting shall be deemed to be held at the place where the chairman is at the start of the meeting.

121.	The quorum necessary for the transaction of the business of the Board may be fixed by the Directors, and unless so fixed, the presence of a simple majority of Directors then in office shall constitute a quorum. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be Present for the purposes of determining whether or not a quorum is Present.

122.	If a quorum is not Present at any duly called meeting, such meeting may be adjourned to a time no earlier than forty-eight (48) hours after written notice of such adjournment has been given to the Directors. The Directors Present at such adjourned meeting shall constitute a quorum, provided that the Directors Present at such adjourned meeting may only discuss and/or approve the matters as described in the meeting notice delivered to the Directors in accordance with these Articles.

123.	A resolution in writing (in one or more counterparts), signed by all of the Directors then in office or all of the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a meeting of the Directors or committee, as the case may be, duly convened and held. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

124.	Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not Present within fifteen (15) minutes after the time appointed for holding the meeting, the committee members Present may choose one of their number to be chairman of the meeting.

125.	A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a simple majority of votes of the committee members Present and in case of an equality of votes the chairman shall have a second or casting vote.

126.	All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

127.	The Company shall pay all fees, charges and expenses (including travel and related expenses) incurred by each Director in connection with: (i) attending the meetings of the Board and all committees thereof (if any) and (ii) conducting any other Company business requested by the Company.

PRESUMPTION OF ASSENT

128.	A Director who is Present at a meeting of the Board at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the Person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such Person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

DIRECTORS’ INTERESTS

129.	A Director may:

(a).	hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board may determine. Any remuneration (whether by way of salary, commission, participation in profits or otherwise) paid to any Director in respect of any such other office or place of profit shall be in addition to any remuneration provided for by or pursuant to any other Article;

(b).	act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm may be remunerated for professional services as if he were not a Director;

(c).	continue to be or become a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of any other company promoted by the Company or in which the Company may be interested as a vendor, shareholder or otherwise and (unless otherwise agreed) no such Director shall be accountable for any remuneration, profits or other benefits received by him as a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer or member of or from his interests in any such other company. Subject as otherwise provided by these Articles the Directors may exercise or cause to be exercised the voting powers conferred by the shares in any other company held or owned by the Company, or exercisable by them as Directors of such other company in such manner in all respects as they think fit (including the exercise thereof in favor of any resolution appointing themselves or any of them directors, managing directors, joint managing directors, deputy managing directors, executive directors, managers or other officers of such company) or voting or providing for the payment of remuneration to the director, managing director, joint managing director, deputy managing director, executive director, manager or other officers of such other company and any Director may vote in favor of the exercise of such voting rights in manner aforesaid notwithstanding that he may be, or about to be, appointed a director, managing director, joint managing director, deputy managing director, executive director, manager or other officer of such a company, and that as such he is or may become interested in the exercise of such voting rights in manner aforesaid.

Notwithstanding the foregoing, no “Independent Director” as defined in the rules of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, and with respect of whom the Board has determined constitutes an “Independent Director” for purposes of compliance with applicable Law or the Company’s listing requirements, shall without the consent of the Audit Committee take any of the foregoing actions or any other action that would reasonably be likely to affect such Director’s status as an “Independent Director” of the Company.

130.	Subject to applicable Law and to these Articles, no Director or proposed or intending Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any such contract or any other contract or arrangement in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company or the Members for any remuneration, profit or other benefits realized by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established provided that such Director shall disclose the nature of his interest in any contract or arrangement in which he is interested in accordance with Article 131 herein. Any such transaction that would reasonably be likely to affect a Director’s status as an “Independent Director”, or that would constitute a “related party transaction” as defined by Item 7 of Form 20-F promulgated by the Commission, shall require the approval of the Audit Committee.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

131.	A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the Company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested. For the purposes of this Article, a general notice to the Board by a Director to the effect that~~: (a).~~ by reason of facts specified in the notice, ~~he is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or~~ he is to be regarded as interested in any contract or arrangement of a specified description which may after the date of the notice be made ~~with a specified Person who is connected with him;~~by the Company, shall be deemed to be a sufficient declaration of interest under this Article in relation to any such contract or arrangement, provided that no such notice shall be effective unless either it is given at a meeting of the Board or the Director takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

132.	Following a declaration being made pursuant to the last preceding two Articles, subject to any separate requirement for Audit Committee approval under applicable Law or the Designated Stock Exchange Rules, a Director may vote in respect of any contract or proposed contract or arrangement in which such Director is interested and may be counted in the quorum at such meeting.

MINUTES

133.	The Directors shall cause minutes to be made for the purpose of all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any Class of Shares and of the Directors, and of committees of Directors including the names of the Directors or alternate Directors ~~present~~Present at each meeting.

134.	When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

ALTERNATE DIRECTORS

135.	Any Director (other than an alternate Director) may by writing appoint any other Director, or any other Person willing to act, to be an alternate Director and by writing may remove from office an alternate Director so appointed by him.

136.	An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at every such meeting at which the Director appointing him is not personally ~~present~~Present, and generally to perform all the functions of his appointor as a Director in his absence.

137.	An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.

138.	Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.

139.	An alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

AUDIT COMMITTEE

140.	Without prejudice to the freedom of the Directors to establish any other committees, for so long as the Shares of the Company (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Board shall establish and maintain an Audit Committee as a committee of the Board, the composition and responsibilities of which shall comply with the charter of the Audit Committee as adopted by the Board, the Designated Stock Exchange Rules and the rules and regulations of the Commission.

NOMINATION COMMITTEE

140A.	The Board shall establish a Nomination Committee (which may be combined with the Corporate Governance Committee to form a single nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”)), which shall perform the following duties:

(a)	review the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually, assist the Board in maintaining a board skills matrix, and make recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

(b)	identify individuals suitably qualified to become Directors and select or make recommendations to the Board on the selection of individuals nominated for directorships;

(c)	assess the independence of Independent Non-executive Directors;

(d)	make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the chairman and the chief executive officer of the Company; and

(e)	support the Company’s regular evaluation of the Board’s performance.

In carrying out its responsibilities, the Nomination Committee shall give adequate consideration to the principles provided under the applicable Law and Designated Stock Exchange Rules, including but not limited to the Corporate Governance Code (as set out in Appendix C1 to the Hong Kong Listing Rules).

140B.	The Nomination Committee shall comprise a majority of Independent Non-executive Directors, and the chairman of the Nomination Committee shall be an Independent Non-executive Director. The Company should appoint at least one Director of a different gender to the Nomination Committee. The Nomination Committee shall make available its terms of reference explaining its role and the authority delegated to it by the Board by publishing them on the Hong Kong Stock Exchange’s website and the Company’s website. The Company shall provide the Nomination Committee sufficient resources to perform its duties. Where necessary, the Nomination Committee shall seek independent professional advice, at the Company’s expense, to perform its responsibilities. Where the Board proposes a resolution to elect an individual as an Independent Non-executive Director at a general meeting, the circular to the Members and/or explanatory statement accompanying the notice of the relevant general meeting shall set out: (a) the process used for identifying the individual and why the Board believes the individual should be elected and the reasons why it considers the individual to be independent; (b) the perspectives, skills and experience that the individual can bring to the Board; (c) how the individual contributes to diversity of the Board; and (d) any other information that needs to be included based on the applicable Law and Designated Stock Exchange Rules.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

CORPORATE GOVERNANCE COMMITTEE

140C.	The Board shall establish a Corporate Governance Committee (which may be combined with the Nomination Committee to form a single Nominating and Corporate Governance Committee), which shall perform the following duties: (1)to review and monitor whether the Company is operated and managed for the benefit of all the Members; (2) to confirm, on an annual basis, that the holders of Class B Ordinary Shares (and, where a holder is a Director Holding Vehicle, the Co-Founder holding and controlling such vehicle) have been members of the Board throughout the year and that no matters under Rule 8A.17 of the Hong Kong Listing Rules have occurred during the relevant financial year; (3) to confirm, on an annual basis, whether or not the holders of Class B Ordinary Shares (and, where a holder is a Director Holding Vehicle, the Co-Founder holding and controlling such vehicle) have complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Hong Kong Listing Rules throughout the year; (4) to review and monitor the management of conflicts of interests and make a recommendation to the Board on any matter where there is a potential conflict of interest between the Company, a subsidiary of the Company and/or Members (considered as a group) on one hand and any beneficiary of voting rights attached to Class B Ordinary Shares on the other; (5) to review and monitor all risks related to the Company’s weighted voting rights structure, including connected transactions between the Company and/or a subsidiary of the Company on one hand and any holders of Class B Ordinary Shares (and, where a holder is a Director Holding Vehicle, the Co-Founder holding and controlling such vehicle) on the other and make a recommendation to the Board on any such transaction; (6) to make a recommendation to the Board as to the appointment or removal of the Compliance Adviser; (7) to seek to ensure effective and on-going communication between the Company and the Members, particularly with regards to the requirements of Rule 8A.35 of the Hong Kong Listing Rules; (8) to report on the work of the Corporate Governance Committee on at least a half yearly and annual basis covering all areas of its terms of reference; (9) to disclose, on a comply or explain basis, its recommendations to the Board in respect of the matters in sub-paragraphs (4) to (6) above in the report referred to in sub-paragraph (8) above; (10) to develop and review the Company’s policies and practices on corporate governance and make recommendations to the Board; (11) to review and monitor the training and continuous professional development of Directors and senior management; (12) to review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements; (13) to develop, review and monitor the code of conduct and compliance manual (if any) applicable to employees and Directors; and (14) to review the Company’s compliance with the Corporate Governance Code (as set out in Appendix C1 to the Hong Kong Listing Rules) and disclosure in the Corporate Governance Report. The Corporate Governance Committee (whether or not combined with the Nomination Committee to form a single Nominating and Corporate Governance Committee) must be comprised entirely of Independent Non-executive Directors, one of whom must act as the chairman.

140D.	The Corporate Governance Report produced by the Company pursuant to the Hong Kong Listing Rules shall include a summary of the work of the Corporate Governance Committee, with regards to its terms of reference set out in Article 140C, for the accounting period covered by both the half-yearly and annual report and disclose any significant subsequent events for the period up to the date of publication of the half-yearly and annual report, to the extent possible.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

COMPLIANCE ADVISER

140E.	The Company shall appoint a Compliance Adviser on a permanent basis. The Board shall consult with and, if necessary, seek advice from the Compliance Adviser, on a timely and ongoing basis, in the following circumstances:

(a)	before the publication of any regulatory announcement, circular or financial report by the Company;

(b)	where a transaction, which might be a notifiable or connected transaction (as defined in the Hong Kong Listing Rules), is contemplated by the Company including share issues, sales or transfers of Treasury Shares and share repurchases;

(c)	where the Company proposes to use the proceeds of its initial public offering in a manner different from that detailed in the listing document in respect of such initial public offering, or where the business activities, developments or results of the Company deviate from any forecast, estimate or other information set out in such listing document; and

(d)	where the Hong Kong Stock Exchange makes an inquiry of the Company under the Hong Kong Listing Rules.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

140F.	The Company shall also consult with, and if necessary, seek advice from the Compliance Adviser, on a timely and ongoing basis, on any matters related to:

(a)	the weighted voting rights structure of the Company;

(b)	transactions in which the holders of Class B Ordinary Shares have an interest; and

(c)	where there is a potential conflict of interest between the Company, a subsidiary of the Company and/or the Members (considered as a group) on one hand, and holders of Class B Ordinary Shares (and, where a holder is a Director Holding Vehicle, the Co-Founder holding and controlling such vehicle) on the other.

COMMUNICATION WITH SHAREHOLDERS AND DISCLOSURE

140G.	The Company shall comply with the provisions of Section F “Shareholders Engagement” in Part 2 of Appendix C1 of the Hong Kong Listing Rules regarding communication with the Members.

140H.	The Company shall include the words “A company controlled through weighted voting rights” or such language as may be specified by the Hong Kong Stock Exchange from time to time on the front page of all its listing documents, periodic financial reports, circulars, notifications and announcements required by the Hong Kong Listing Rules, and describe its weighted voting rights structure, the rationale of such structure and the associated risks for the members prominently in its listing documents and periodic financial reports. This statement shall inform prospective investors of the potential risks of investing in the Company and that they should make the decision to invest only after due and careful consideration.

140I.	The Company shall, in its listing documents and its interim and annual reports:

(a)	identify the holders of Class B Ordinary Shares (and, where a holder is a Director Holding Vehicle, the Co-Founder holding and controlling such vehicle);

(b)	disclose the impact of a potential conversion of Class B Ordinary Shares into Class A Ordinary Shares on its share capital; and

(c)	disclose all circumstances in which the weighted voting rights attached to the Class B Ordinary Shares shall cease.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

NO MINIMUM SHAREHOLDING

141.	The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed, a Director is not required to hold Shares.

SEAL

142.	The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorized by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one Person who shall be either a Director or some officer or other Person appointed by the Directors for the purpose.

143.	The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

144.	A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

DIVIDENDS, DISTRIBUTIONS AND RESERVE

145.	Subject to the Statute and these Articles any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorize payment of the dividends or distributions out of the funds of the Company lawfully available therefor. No dividend or distribution shall be paid except out of the realized or unrealized profits of the Company, or out of the Share Premium Account or as otherwise permitted by the Statute.

146.	Except as otherwise provided by the rights attached to Shares, all dividends shall be declared and paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for dividend as from a particular date, that Share shall rank for dividend accordingly.

147.	The Directors may deduct from any dividend or distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

148.	The Directors may declare that any dividend or distribution be paid wholly or partly by the distribution of specific assets and in particular of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees as may seem expedient to the Directors.

149.	Any dividend, distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such Person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the Person to whom it is sent.

150.	If several Persons are registered as joint holders of any Share, any of them may give effective receipts for any dividend or other moneys payable on or in respect of the Share.

151.	No dividend or distribution shall bear interest against the Company, except as expressly provided in these Articles.

152.	Any dividend which cannot be paid to a Member and/or which remains unclaimed after six (6) months from the date of declaration of such dividend may, in the discretion of the Directors, be invested or otherwise made use of by the Board for the benefit of the Company until claimed, or be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the dividend shall remain as a debt due to the Member. Any dividend which remains unclaimed after a period of six (6) years from the date of declaration of such dividend shall be forfeited and shall revert to the Company.

CAPITALIZATION

153.	Subject to applicable Law, the Directors may:

(a).	resolve to capitalize any sum standing to the credit of any of the Company’s reserve accounts or funds (including the Share Premium Account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution;

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

(b).	appropriate the sum resolved to be capitalized to the Members in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and issue and allot the Shares or debentures, credited as fully paid, to the Members (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Members credited as fully paid;

(c).	make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalized reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d).	authorize a Person to enter (on behalf of all the Members concerned) into an agreement with the Company providing for either:

(i)	the issuance and allotment to the Members respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalization, or

(ii)	the payment by the Company on behalf of the Members (by the application of their respective proportions of the reserves resolved to be capitalized) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Members; and

(e).	generally do all acts and things required to give effect to the resolution.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

154.	Notwithstanding any provisions in these Articles, the Directors may resolve to capitalize any sum standing to the credit of any of the Company’s reserve accounts or funds (including the Share Premium Account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution by applying such sum in paying up in full unissued Shares to be allotted and issued to:

(a).	employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such Persons that has been adopted or approved by the Directors or the Members;

(b).	any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom Shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such Persons that has been adopted or approved by the Directors or Members; or

(c).	any depositary of the Company for the purposes of the issue, allotment and delivery by the depositary of ADSs to employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such Persons that has been adopted or approved by the Directors or the Members.

BOOKS OF ACCOUNT

155.	The Directors shall cause proper books of account to be kept at such place as they may from time to time designate with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions. The Directors shall from time to time determine whether and to what extent and at what times and places, and under what conditions or regulations, the accounts and books of the Company or any of them shall be open to inspection of Members not being Directors and no such Member shall have any right of inspecting any account or book or document of the Company except as conferred by the Statute or the Law (including the Hong Kong Listing Rules) or authorized by the Directors or the Company in general meeting or in a written agreement binding on the Company.

156.	The Directors may from time to time cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by Law.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

AUDIT

157.	Subject to applicable Law and Designated Stock Exchange Rules, the ~~Directors may appoint an Auditor of the Company who shall hold office until removed from office by a resolution of the Directors.~~appointment and removal of the Auditor shall be approved by a simple majority of the Members or other body that is independent of the Board. The removal of an Auditor before the expiration of his period of office shall require the approval of an Ordinary Resolution or a simple majority of another body that is independent of the Board.

158.	The remuneration of the Auditor shall be ~~determined by the Audit Committee or, in the absence of such an Audit Committee, by~~approved by simple majority of the Members or other body that is independent of the Board.

159.	~~If the office of auditor becomes vacant by the resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.~~[Intentionally left bank]

160.	Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

161.	Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment and at any time during their term of office upon request of the Directors or any general meeting of the Members.

162.	The statement of income and expenditure and the balance sheet provided for by these Articles shall be examined by the Auditor and compared by him with the books, accounts and vouchers relating thereto; and he shall make a written report thereon stating whether such statement and balance sheet are drawn up so as to present fairly the financial position of the Company and the results of its operations for the period under review and, in case information shall have been called for from Directors or officers of the Company, whether the same has been furnished and has been satisfactory. The financial statements of the Company shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards and the report of the Auditor shall be submitted to the Audit Committee. The generally accepted auditing standards referred to herein may be those of a country or jurisdiction other than the Cayman Islands. If so, the financial statements and the report of the Auditor should disclose this act and name such country or jurisdiction.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

SHARE PREMIUM ACCOUNT

163.	The Directors shall in accordance with the Statute establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

164.	There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Statute, out of capital.

NOTICES

165.	Notices or document (including any “corporate communication” within the meaning ascribed thereto under the Hong Kong Listing Rules) shall be in writing and may be given by the Company to any Member either personally or by sending it by post, overnight or international courier, facsimile or electronic mail to him or to his address as shown in the Register of Members (or where the notice is given by facsimile or electronic mail, by sending it to the facsimile number or electronic mail address provided by such Member), or by placing it on the Company’s Website, subject to applicable Law and Designated Stock Exchange Rules.

166.	A notice may be given by the Company to the joint holders of record of a Share by giving the notice to the joint holder first named on the Register of Members in respect of the Share.

167.	A notice may be given by the Company to the Person or Persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member by sending it through overnight or international courier as aforesaid in a pre-paid letter addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the Persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

168.	Notice of every general meeting shall be given in any manner hereinbefore authorized to: (a) every Person shown as a Member in the Register of Members on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members; and (b) every Person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member of record where the Member of record but for his death or bankruptcy would be entitled to receive notice of the meeting. No other Person shall be entitled to receive notices of general meetings.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

169.	Any notice or other document, if served by:

(a).	post, shall be deemed to have been served or delivered on the day following that on which the envelope containing the same, properly prepaid and addressed, is put into the post; in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post and a certificate in writing signed by the Secretary or other officer of the Company or other Person appointed by the Board that the envelope or wrapper containing the notice or other document was so addressed and put into the post shall be conclusive evidence thereof;

(b).	facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c).	recognized courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service;

(d).	electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail; or

(e).	placing it on the Company’s Website, shall be deemed to have been served immediately upon the time when the same is placed on the Company’s Website.

170.	Any Members ~~present, either personally or by proxy,~~Present at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

171.	A notice may be given by the Company to the Person or Persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under these Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the Persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

172.	Whenever any notice is required by Law or these Articles to be given to any Director, member of a committee or Member, a waiver thereof in writing, signed by the Person or Persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

INFORMATION

173.	No Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

174.	The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register of Members and transfer books of the Company.

WINDING UP

175.	If the Company shall be wound up, the liquidator may, with the sanction of a Special Resolution and any other sanction required by the Statute, divide amongst the Members in specie or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different Classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

176.	If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

INDEMNITY

177.	Subject to the Statute, the Memorandum and these Articles and, where applicable, Designated Stock Exchange Rules and/or the rules of any competent regulatory authority, the Directors and officers for the time being of the Company and any trustee for the time being acting in relation to any of the affairs of the Company and their heirs, executors, administrators and personal representatives respectively shall be indemnified out of the assets of the Company from and against all actions, proceedings, costs, charges, losses, damages and expenses that they or any of them shall or may incur or sustain by reason of any act done or omitted in or about the execution of their duty in their respective offices or trusts, except such (if any) as they shall incur or sustain by or through their own fraud or dishonesty, and no such Director or officer or trustee shall be answerable for the acts, receipts, neglects or defaults of any other Director or officer or trustee or for joining in any receipt for the sake of conformity or for the solvency or honesty of any banker or other Persons with whom any monies or effects belonging to the Company may be lodged or deposited for safe custody or for any insufficiency of any security upon which any monies of the Company may be invested or for any other loss or damage due to any such cause as aforesaid or which may happen in or about the execution of his or her office or trust unless the same shall happen through the fraud or dishonesty of such Director or officer or trustee.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

FISCAL YEAR

178.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on the 31st of December in each year and, following the year of incorporation, shall begin on the 1st of January in each year.

DISCLOSURE

179.	The Directors, or any service providers (including the officers, the Secretary and the registered office agent of the Company) specifically authorized by the Directors, shall be entitled to disclose to any regulatory or judicial authority or to the Designated Stock Exchange any information regarding the affairs of the Company including without limitation information contained in the Register of Members and books of the Company.

TRANSFER BY WAY OF CONTINUATION

180.	The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

APPENDIX IB	THE AMENDED MEMORANDUM AND ARTICLES IF THE CLASS-BASED RESOLUTION IS NOT APPROVED AND THE NON-CLASS-BASED RESOLUTION IS APPROVED

MERGERS AND CONSOLIDATIONS

181.	The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE

The following is an explanatory statement required by the Listing Rules to be sent to the Shareholders to enable them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the EGM in relation to the granting of the Repurchase Mandate.

1.	REASONS FOR REPURCHASE OF SHARES AND/OR ADSs

The Directors believe that the granting of the Repurchase Mandate is in the interests of the Company and the Shareholders as a whole.

Repurchases of Shares and/or ADSs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share. The Directors are seeking the grant of the Repurchase Mandate to give the Company the flexibility to do so if and when appropriate. The number of Shares and/or ADSs to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time, having regard to the circumstances then pertaining.

The Directors would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and the Shareholders.

2.	SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 433,541,553 Shares, out of which 352,452,783 were Class A ordinary shares and 81,088,770 were Class B ordinary shares. Subject to the passing of the ordinary resolution 9 of the notice of the EGM in respect of the granting of the Repurchase Mandate and on the basis that the issued share capital of the Company (excluding treasury shares) remains unchanged after the Latest Practicable Date and up to the date of the EGM, i.e. being 433,541,553 Shares, the Directors would be authorized under the Repurchase Mandate to repurchase, during the period in which the Repurchase Mandate remains in force, up to a maximum of 43,354,155 Shares, representing 10% of the total number of issued Shares (excluding treasury shares) as at the date of the EGM.

As stated in “5. Proposed Grant of General Mandate to Repurchase Shares and/or ADSs” in the Letter from the Board, if the Company purchases any Shares and/or ADSs pursuant to the Repurchase Mandate, the Company will either (i) cancel the Shares and/or Shares underlying ADSs repurchased and/or (ii) hold such Shares and/or Shares underlying ADSs in treasury, subject to market conditions and the Company’s capital management needs at the relevant time any repurchases of Shares are made.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE

To the extent that any treasury shares are deposited with CCASS pending resale on the Stock Exchange, the Company will adopt appropriate measures to ensure that it does not exercise any Shareholders’ rights or receive any entitlements which would otherwise be suspended under the applicable laws if those Shares were registered in the Company’s own name as treasury shares, which may include approval by the Board that (i) the Company would not (and would procure its broker not to) give any instructions to HKSCC to vote at general meetings for the treasury shares deposited with CCASS; and (ii) in the case of dividends or distributions, the Company will withdraw the treasury shares from CCASS, and either re-register them in its own name as treasury shares or cancel them, in each case before the record date for the dividends or distributions.

3.	FUNDING OF REPURCHASES

Repurchases of Shares and/or ADSs will be funded from the Company’s internal resources, which shall be funds legally available for such purpose in accordance with the Articles of Association in effect from time to time, the Listing Rules, the applicable laws of the Cayman Islands and/or any other applicable laws, as the case may be.

4.	IMPACT OF REPURCHASES

Based on the current level of trading price of the Company’s Shares and ADSs, the Directors believe that there may not be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the Prospectus for the year ended December 31, 2024 and as of June 30, 2025 in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period.

The Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company.

5.	TAKEOVERS CODE

If, on the exercise of the power to repurchase Shares and/or ADSs pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert (as defined under the Takeovers Code) could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE

As at the Latest Practicable Date, Dr. Peng and Dr. Lou, the WVR Beneficiaries, through their associates, held in aggregate 191,025 Class A Ordinary Shares and 81,088,770 Class B Ordinary Shares, representing (a) approximately 18.75% of the Company’s issued Shares; (b) approximately 18.75% of the effective voting rights with respect to shareholder resolutions relating to Reserved Matters, on the basis that each Share entitles the Shareholder to one vote per share; and (c) approximately 69.72% of the effective voting rights, on the basis that Class A Ordinary Shares entitle the Shareholder to one vote per share and Class B Ordinary Shares entitle the Shareholder to ten votes per share. Pursuant to Rule 8A.15 of the Listing Rules, in the event that the Directors exercise the Repurchase Mandate, the WVR Beneficiaries must reduce their weighted voting rights in the Company proportionately through conversion of a proportion of their Class B ordinary shares into Class A ordinary shares, if the reduction in the number of Shares in issue (after deducting treasury shares) would otherwise result in an increase in the proportion of Class B ordinary shares. As such, to the best knowledge and belief of the Directors, the exercise of the Repurchase Mandate is not expected to give rise to an obligation of the WVR Beneficiaries to make a mandatory offer under the Takeovers Code. The Directors have no present intention to repurchase the Shares and/or ADSs to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its Shares.

In addition, the Directors do not propose to repurchase Shares and/or ADSs which would result in less than the relevant prescribed minimum percentage of Shares in public hands as required by the Stock Exchange.

6.	GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective close associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Company has not been notified by any core connected persons (as defined in the Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Directors have undertaken that they will exercise the power of the Company to make repurchases of Shares and/or ADSs pursuant to the Repurchase Mandate in accordance with the Listing Rules, the applicable laws of the Cayman Islands and the Articles of Association.

The Company has confirmed that neither the explanatory statement nor the Repurchase Mandate has any unusual features.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE

7.	MARKET PRICES OF SHARES

As the Company has been listed on the Stock Exchange for less than 12 months, the highest and lowest prices per Share at which the Class A Ordinary Shares have been traded on the Stock Exchange since the Listing up to and including the Latest Practicable Date were as follows:

	Price per Share
Month	Highest	Lowest
	HK$	HK$
2025
November (since the date of Listing)	126.100	85.600
December	131.000	105.100

2026
January	136.900	112.100
February (up to Latest Practicable Date)	112.400	104.500

8.	REPURCHASES OF SHARES MADE BY THE COMPANY

As the Company has been listed on the Stock Exchange for less than 6 months, during the period starting on the date of the Listing and up to the Latest Practicable Date, the Company has not repurchased any Class A Ordinary Shares on the Stock Exchange.

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

Pony AI Inc.
小馬智行*
(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
(Stock Code: 2026)

NOTICE OF EXTRAORDINARY GENERAL MEETING
to be held on Thursday, April 2, 2026
(or any adjourned or postponed meeting thereof)

We refer to the circular (the “Circular”) of Pony AI Inc. (the “Company”) dated February 5, 2026. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular.

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of the Company will be held at 11:00 a.m., Beijing time (or shortly after the Class A Meeting) on Thursday, April 2, 2026 at 1/F, Building 8, Phase II, Datang Industrial Park, Huangge Town, Nansha District, Guangzhou, Guangdong Province, PRC for the purposes of considering and, if thought fit, passing each of the following resolutions (the “Proposed Resolutions”):

1.	as an ordinary resolution, THAT the Company's authorised share capital be amended:

FROM: US$300,000 divided into 600,000,000 ordinary shares of par value of US$0.0005 each, comprising (a) 498,911,230 Class A Ordinary Shares of par value of US$0.0005 each, (b) 81,088,770 Class B Ordinary Shares of par value of US$0.0005 each, and (c) 20,000,000 shares of par value of US$0.0005 each of such Class or Classes (however designated) as the Board may determine in accordance with the Memorandum and Articles of Association of the Company;

TO: US$300,000 divided into 600,000,000 ordinary shares of par value of US$0.0005 each, comprising (a) 518,911,230 Class A Ordinary Shares of par value of US$0.0005 each, and (b) 81,088,770 Class B Ordinary Shares of par value of US $0.0005 each, by re-designating 20,000,000 shares of par value of US$0.0005 each of such Class or Classes (however designated) as Class A Ordinary Shares;

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

2.	as a special resolution, THAT subject to the passing of the Class-based Resolution at the Class A Meeting and Class B Meeting, the Memorandum and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Amended Memorandum and Articles in the form as set out in Appendix IA to the Circular, by incorporating the Class-Based Resolution and the Non-Class-Based Resolution and THAT the Board be authorized to deal with on behalf of the Company the relevant filing and amendments (where necessary) procedures and other related issues arising from the amendments to the Memorandum and Articles;

3.	as a special resolution, THAT if the Class-Based Resolution is not passed at either the Class A Meeting or the Class B Meeting, the Memorandum and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Amended Memorandum and Articles in the form as set out in Appendix IB to the Circular, by incorporating the Non-Class Based Resolution and THAT the Board be authorized to deal with on behalf of the Company the relevant filing and amendments (where necessary) procedures and other related issues arising from the amendments to the Memorandum and Articles;

4.	as an ordinary resolution, THAT:–

(a)	conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) granting the approval for the listing of, and permission to deal in, the Class A ordinary shares of the Company (the “Class A Ordinary Shares”) which may be issued and allotted pursuant to any Awards (as defined in the Circular) that may be granted under the 2026 share scheme of the Company (the rules of which are contained in the document marked “A” produced to this meeting and signed by the chairman of this meeting for the purpose of identification) (the “2026 Share Scheme”), the 2026 Share Scheme be and is hereby approved and adopted and that any director of the Company be and is hereby authorised to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the 2026 Share Scheme including without limitation:

i.	to administer the 2026 Share Scheme under which Awards will be granted to eligible persons under the 2026 Share Scheme to subscribe for Shares;

ii.	to modify and/or amend the 2026 Share Scheme from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the 2026 Share Scheme relating to modification and/or amendment and subject to Chapter 17 of the Listing Rules;

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

iii.	to issue and allot from time to time such number of Class A Ordinary Shares as may be required to be issued pursuant to the Awards under the 2026 Share Scheme and subject to the Listing Rules;

iv.	to make application at the appropriate time or times to the Stock Exchange for the listing of, and permission to deal in any Class A Ordinary Shares which may thereafter from time to time be issued and allotted pursuant to the Awards under the 2026 Share Scheme; and

v.	to consent, if they deem fit and expedient, to such conditions, modifications and/or variations as may be required or imposed by the relevant authorities in relation to the 2026 Share Scheme;

5.	as an ordinary resolution, THAT the Scheme Limit (as defined in the Circular) under all the share schemes of the Company be and is hereby approved and adopted and that any director of the Company be and is hereby authorised to take all such steps and attend all such matters, approve and execute (whether under hand or under seal) such documents and do such other things, for and on behalf of the Company, as he/she may consider necessary, desirable or expedient to effect and implement the Scheme Limit;

6.	as an ordinary resolution, THAT, conditional upon the passing of ordinary resolution numbered 5, the Service Providers Limit (as defined in the Circular) under all the share schemes of the Company be and is hereby approved and adopted; and

7.	as an ordinary resolution, THAT, conditional upon the passing of ordinary resolution numbered 5, the Individual Limit (as defined in the Circular) under all the share schemes of the Company be and is hereby approved and adopted; and

8.	as an ordinary resolution, THAT:–

(a)	subject to paragraph (c) below, a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with additional Class A ordinary shares or ADSs or securities convertible into Class A ordinary shares, or options, warrants, or similar rights to subscribe for Class A ordinary shares or such convertible securities of the Company (other than issuance of options, warrants, or similar rights to subscribe for additional Class A ordinary shares or securities convertible into Class A ordinary shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class A ordinary shares) that would or might require the exercise of such powers;

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements, and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Class A ordinary shares or ADSs allotted or agreed conditionally or unconditionally to be allotted and issued (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

i.	a Rights Issue (as defined in paragraph (d) below);

ii.	the grant or exercise of any options under any share option scheme of the Company or any other option scheme or similar arrangements for the time being adopted for the grant or issue to the directors, officers, and/or employee of the Group and/or other eligible participants specified thereunder of options to subscribe for Class A ordinary shares or rights to acquire Class A ordinary shares;

iii.	the vesting of shares granted or to be granted pursuant to the 2026 Share Scheme;

iv.	any scrip dividend or similar arrangement providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares of the Company in accordance with the Memorandum and Articles of Association; and

v.	a specific authority granted by the Shareholders of the Company in general meeting;

shall not exceed 20% of the total number of issued Shares (excluding treasury shares) of the Company as of the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares of the Company into a smaller or larger number of Shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

i.	the conclusion of the next annual general meeting of the Company;

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

ii.	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Memorandum and Articles of Association or any applicable laws and regulations; and

iii.	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting;

“Rights Issue” means an offer of Shares of the Company, or an offer or issue of warrants, options, or other securities giving rights to subscribe for Shares of the Company, open for a period fixed by the Directors to Shareholders of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares of the Company (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company);

Any reference to an allotment, issue, grant, offer or disposal of Class A ordinary shares shall include the sale or transfer of treasury shares in the capital of the Company (including to satisfy any obligation upon the conversion or exercise of any convertible securities, options, warrants or similar rights to subscribe for Class A ordinary shares), to the extent permitted by, and subject to the provisions of, the Listing Rules and applicable laws and regulations; and

9.	as an ordinary resolution, THAT:–

(a)	a general unconditional mandate be and is hereby given to the Directors during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Shares and/or ADSs on the Stock Exchange or on any other stock exchange on which the securities of the Company are or may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, provided that the total number of Shares and/or Shares underlying the ADSs of the Company that may be purchased pursuant to this mandate shall not exceed 10% of the total number of the issued Shares (excluding treasury shares) of the Company as of the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

i.	the conclusion of the next annual general meeting of the Company;

ii.	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Memorandum and Articles of Association or any applicable laws and regulations; and

iii.	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting; and

10.	as an ordinary resolution, THAT conditional upon the passing of resolutions 8 and 9 of this notice, the general mandate referred to in the resolution 8 of this notice be and is hereby extended by the addition to the aggregate number of Shares and/or ADSs that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of the number of Shares and/or Share underlying the ADSs repurchased by the Company pursuant to the mandate referred to in the resolution 9 of this notice, provided that such amount shall not exceed 10% of the total number of the issued Shares (excluding treasury shares) of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution).

11.	as an ordinary resolution, THAT the grant of 1,400,000 RSUs under the 2026 Share Scheme to Dr. Peng on the terms and conditions as set out in the Circular be and is hereby approved, confirmed and ratified in all respects and that any one Director be and is hereby authorized to do all such acts and/or execute all such documents as he/she may deem necessary or expedient in order to give full effect to such grant and vesting of such RSUs.

12.	as an ordinary resolution, THAT the grant of 600,000 RSUs under the 2026 Share Scheme to Dr. Lou on the terms and conditions as set out in the Circular be and is hereby approved, confirmed and ratified in all respects and that any one Director be and is hereby authorized to do all such acts and/or execute all such documents as he/she may deem necessary or expedient in order to give full effect to such grant and vesting of such RSUs.

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

Share Record Date and ADS Record Date

The Board has fixed the close of business on February 27, 2026, Hong Kong time, as the record date (the “Share Record Date”) of Class A ordinary shares and Class B ordinary shares. Holders of record of the Company’s Shares (as of the Share Record Date) are entitled to attend and vote at the EGM and any adjourned meeting thereof.

Holders of record of ADSs as of the close of business on February 27, 2026, New York time (the “ADS Record Date”), who wish to exercise their voting rights for the ADSs underlying Class A ordinary shares must give voting instructions directly to Deutsche Bank Trust Company Americas, the depositary of the ADSs, if the ADSs are held by holders on the books and records of the depositary, or indirectly through a bank, brokerage or other securities intermediary, if the ADSs are held by any of them on behalf of holders of the ADSs.

In order to be eligible to vote and attend the EGM, with respect to the Shares registered on the Company’s share registrar in Hong Kong, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Friday, February 27, 2026, Hong Kong time; and with respect to ordinary shares registered on the Company’s principal share registrar and transfer office in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar and transfer office, Walkers Corporate Limited, at 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands, no later than 6:00 p.m. on Thursday, February 26, 2026, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong). All persons who are registered holders of the ordinary shares on the Share Record Date will be entitled to vote and attend the EGM.

Proxy Forms and ADS Voting Cards

A holder of Shares as of the Share Record Date may appoint proxy(ies) to exercise his or her rights at the EGM. A holder of ADSs as of the ADS Record Date will need to instruct Deutsche Bank Trust Company Americas directly, the depositary of the ADSs, if the ADSs are held by holders on the books and records of the depositary, or indirectly through a bank, brokerage or other securities intermediary, if the ADSs are held by any of them on behalf of holders of the ADSs, as to how to vote the Class A ordinary shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs). The proxy form is available on our website at https://ir.pony.ai/.

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

Holders of record of the Company’s Shares on the Company’s register of members as of the Share Record Date are entitled to attend the EGM in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Shares) or your voting instructions directly to Deutsche Bank Trust Company Americas, the depositary of the ADSs, if the ADSs are held by holders on the books and records of the depositary, or indirectly through a bank, brokerage or other securities intermediary, if the ADSs are held by any of them on behalf of holders of the ADSs as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 11:00 a.m., Hong Kong time, on Tuesday, March 31, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong; and Deutsche Bank Trust Company Americas must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A ordinary shares represented by your ADSs to be cast at the EGM.

By Order of the Board Pony AI Inc. Dr. Jun Peng Chairman of the Board and Chief Executive Officer

Head Office and Principal Place of business in the PRC: 1301 Pearl Development Building 1 Mingzhu 1st Street, Hengli Town Nansha District Guangzhou, PRC	Registered Office: 190 Elgin Avenue, George Town Grand Cayman, KY1-9008 Cayman Islands

February 5, 2026

As at the date of this notice, the Board comprises: (i) Dr. Jun Peng and Dr. Tiancheng Lou as executive directors; (ii) Mr. Fei Zhang and Mr. Takeo Hamada as non-executive directors; and (iii) Mr. Jackson Peter Tai, Dr. Mark Qiu and Ms. Asmau Ahmed as independent non-executive directors.

*	For identification purposes only

NOTICE OF THE CLASS A MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

Pony AI Inc.
小馬智行*
(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
(Stock Code: 2026)

NOTICE OF CLASS A MEETING
to be held on Thursday, April 2, 2026
(or any adjourned or postponed meeting thereof)

We refer to the circular (the “Circular”) of Pony AI Inc. (the “Company”) dated February 5, 2026. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular.

NOTICE IS HEREBY GIVEN that a class meeting of holders of Class A ordinary shares (the “Class A Meeting”) of Pony AI Inc. (the “Company”) will be held at 10:30 a.m., Beijing time (or shortly after the Class B Meeting), on Thursday, April 2, 2026 at 1/F, Building 8, Phase II, Datang Industrial Park, Huangge Town, Nansha District, Guangzhou, Guangdong Province, PRC for the purposes of considering and, if thought fit, passing the following resolution:

1.	as a special resolution, to consider and approve the Class-Based Resolution to amend and restate the Memorandum and Articles.

Share Record Date and ADS Record Date

The board of directors of the Company has fixed the close of business on February 27, 2026, Hong Kong time, as the record date (the “Share Record Date”) of Class A ordinary shares. Holders of record of the Class A ordinary shares (as of the Share Record Date) are entitled to attend and vote at the Class A Meeting and any adjourned meeting thereof.

Holders of record of the ADSs as of the close of business on February 27, 2026, New York time (the “ADS Record Date”), who wish to exercise their voting rights for the underlying Class A ordinary shares must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the ADSs.

In order to be eligible to vote and attend the Class A Meeting, with respect to Class A ordinary shares registered on the Company’s share registrar in Hong Kong, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on Friday, February 27, 2026, Hong Kong time; and with respect to Class A ordinary shares registered on the Company’s principal share register in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar and transfer office, Walkers Corporate Limited, at 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands, no later than 6:00 p.m. on Thursday, February 26, 2026, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong). All persons who are registered holders of the Class A ordinary shares on the Share Record Date will be entitled to vote and attend the Class A Meeting.

NOTICE OF THE CLASS A MEETING

Proxy Forms and ADS Voting Cards

A holder of Class A ordinary shares as of the Share Record Date may appoint proxy(ies) to exercise his or her rights at the Class A Meeting. A holder of ADSs as of the ADS Record Date will need to instruct Deutsche Bank Trust Company Americas, the depositary of the ADSs, as to how to vote the Class A ordinary shares represented by the ADSs. Please refer to the proxy form (for holders of Class A ordinary shares) or ADS voting card (for holders of ADSs). The proxy form is available on our website at https://ir.pony.ai/.

Holders of record of Class A ordinary shares on the Company’s register of members as of the Share Record Date are entitled to attend the Class A Meeting in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Class A ordinary shares) or your voting instructions to Deutsche Bank Trust Company Americas (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 10:30 a.m., Hong Kong time, on Tuesday, March 31, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong; and Deutsche Bank Trust Company Americas must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Class A ordinary shares represented by your ADSs to be cast at the Class A Meeting.

By Order of the Board Pony AI Inc. Dr. Jun Peng Chairman of the Board and Chief Executive Officer

Head Office and Principal Place of business in the PRC: 1301 Pearl Development Building 1 Mingzhu 1st Street, Hengli Town Nansha District Guangzhou, PRC	Registered Office: 190 Elgin Avenue, George Town Grand Cayman, KY1-9008 Cayman Islands

February 5, 2026

As at the date of this notice, the Board comprises: (i) Dr. Jun Peng and Dr. Tiancheng Lou as executive directors; (ii) Mr. Fei Zhang and Mr. Takeo Hamada as non-executive directors; and (iii) Mr. Jackson Peter Tai, Dr. Mark Qiu and Ms. Asmau Ahmed as independent non-executive directors.

*	For identification purposes only

NOTICE OF THE CLASS B MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

Pony AI Inc.
小馬智行*
(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
(Stock Code: 2026)

NOTICE OF CLASS B MEETING
to be held on Thursday, April 2, 2026
(or any adjourned or postponed meeting thereof)

We refer to the circular (the “Circular”) of Pony AI Inc. (the “Company”) dated February 5, 2026. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular.

NOTICE IS HEREBY GIVEN that a class meeting of holders of Class B ordinary shares (the “Class B Meeting”) of Pony AI Inc. (the “Company”) will be held at 10:00 a.m., Beijing time, on Thursday, April 2, 2026 at 1/F, Building 8, Phase II, Datang Industrial Park, Huangge Town, Nansha District, Guangzhou, Guangdong Province, PRC, for the purposes of considering and, if thought fit, passing each of the following resolution:

1.	as a special resolution, to consider and approve the Class-Based Resolution to amend and restate the Memorandum and Articles.

Share Record Date

The board of directors of the Company has fixed the close of business on February 27, 2026, Hong Kong time, as the record date (the “Share Record Date”) of Class B ordinary shares. Holders of record of the Class B ordinary shares (as of the Share Record Date) are entitled to attend and vote at the Class B Meeting and any adjourned meeting thereof.

In order to be eligible to vote and attend the class B Meeting, with respect to Class B ordinary shares registered on the Company’s principal share register in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar and transfer office, Walkers Corporate Limited, at 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands no later than 6:00 p.m. on Thursday, February 26, 2026, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong). All persons who are registered holders of the Class B ordinary shares on the Share Record Date will be entitled to vote and attend the Class B Meeting.

NOTICE OF THE CLASS B MEETING

Proxy Forms

A holder of Class B ordinary shares as of the Share Record Date may appoint proxy(ies) to exercise his or her rights at the Class B Meeting. Please refer to the proxy form (for holders of Class B ordinary shares), which is available on our website at https://ir.pony.ai/.

Holders of record of Class B ordinary shares on the Company’s register of members as of the Share Record Date are entitled to attend the Class B Meeting in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Class B ordinary shares) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 10:00 a.m., Hong Kong Time, on Tuesday, March 31, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

By Order of the Board Pony AI Inc. Dr. Jun Peng Chairman of the Board and Chief Executive Officer

Head Office and Principal Place of business in the PRC: 1301 Pearl Development Building 1 Mingzhu 1st Street, Hengli Town Nansha District Guangzhou, PRC	Registered Office: 190 Elgin Avenue, George Town Grand Cayman, KY1-9008 Cayman Islands

February 5, 2026

As at the date of this notice, the Board comprises: (i) Dr. Jun Peng and Dr. Tiancheng Lou as executive directors; (ii) Mr. Fei Zhang and Mr. Takeo Hamada as non-executive directors; and (iii) Mr. Jackson Peter Tai, Dr. Mark Qiu and Ms. Asmau Ahmed as independent non-executive directors.

*	For identification purposes only